MFS®/Sun Life Series Trust

SEMIANNUAL REPORT • June 30, 2000

Bond Series
Emerging Markets Equity Series
   (formerly MFS®/Foreign & Colonial Emerging Markets Equity Series)
Global Asset Allocation Series
Global Governments Series
Global Total Return Series
Government Securities Series
High Yield Series
International Growth and Income Series
Money Market Series
Strategic Income Series
Zero Coupon Series, Portfolio 2000

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research[SM] at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.



Letter from the President
Dear Contract Owners,

I'm sure you've noticed that whenever financial markets suffer a large decline, as they did this past spring, there's a flurry of information on "how to deal with market volatility" — both in the popular press and from those of us in the investment business. Our own thinking on this is that, first, for long-term investors volatility is not necessarily something to be feared; occasional volatility may in fact be healthy for the markets.

Second, our experience has been that when markets begin to fall, it's often too late to act. The best response may be to do nothing — if you're properly prepared with a long-term plan, created with the help of your investment professional. To help you create or update that plan and take market volatility in stride, here are some points you may want to consider the next time you talk with your investment professional.

1. Volatility can be a good thing

We would argue that the markets today are much healthier than they were before the period of volatility this past spring, in the sense that stock prices have returned to more reasonable levels and we have a stronger base for future growth. Perhaps the worst of the market's wrath descended on companies with very high stock prices, relative to their earnings, or with business concepts that looked great in the euphoria of a booming market but in the end appeared to have no fundamental backing. It has always been our view that one of the best protections against market volatility is to invest in stocks and bonds of fundamentally good companies selling at reasonable prices. When discussing potential investments with your investment professional, you may want to ask how they fared in previous periods of volatility, as well as in the good times.

2. Invest for the long term

You've heard that before, but we think it's still probably the most important concept in investing. Time is one of an investor's greatest allies. Over nearly all long-term periods — 5, 10, 20 years, and more — stock and bond returns, as represented by most common indices, have been positive and have considerably outpaced inflation. Investing is the best way we know of to make your money work for you while you're doing something else.

Where investors can get into trouble is by confusing investing with trading. In our view, traders who buy securities with the intention of selling them at a profit in a matter of hours, days, or weeks are gambling. We believe this seldom turns out to be a good strategy for increasing your wealth.

3. Invest regularly

Waiting for the "right time" to invest is almost always a poor strategy, because only in retrospect do we know when that right time really was. Periods of volatility are probably the worst times to make an investment decision. Faced with turmoil in the markets, many investors have opted to simply stay on the sidelines.

On the other hand, we think one of the best techniques for investing is through automatic monthly or quarterly deductions from a checking or savings account. This approach has at least three major benefits. First, you can formulate a long-term plan — how much to invest, how often, and into which portfolios — in a calm, rational manner, working with your investment professional. Second, with this approach you invest regularly without agonizing over the decision each time you buy units. And, third, if you invest equal amounts of money at regular intervals, you'll be taking advantage of a strategy called *dollar-cost averaging*: by investing a fixed amount while the unit cost fluctuates, you end up with an average unit cost to you that is lower than the average

unit price over your investment period.[1] If all this sounds familiar, it's probably because you're already taking advantage of dollar-cost averaging by investing regularly for retirement through a 401(k) or similar account at work.

4. Diversify

One of the dangers of not having an investment plan is that you may be tempted to simply chase performance, by moving money into whatever asset class appears to be outperforming at the moment — small, mid, or large cap; growth or value; United States or international; stocks or bonds. The problem with this approach is that by the time a particular area is generally recognized as "hot," you may have already missed some of the best performance.

International investing offers a case in point. In the 1980s, international investments, as represented by the Morgan Stanley Capital International (MSCI) Europe, Australia, Far East (EAFE) Index, outperformed U.S. investments, as represented by the Standard & Poor's 500 Composite Index (S&P 500), in 7 out of 10 years.[2] For the decade, the MSCI EAFE's average annual performance was 23%, compared to 18% for the S&P 500. Going into the 1990s, then, an investor looking only at recent performance might have favored international investments over U.S. investments.

But the 1990s turned out to be virtually a mirror image of the '80s. Domestic investments outperformed international investments in 7 out of 10 years, with the S&P 500 returning an average of 18% annually for the decade and the MSCI EAFE returning a 7% annual average. Looking ahead, however, we are optimistic about international markets because we feel that many of the same forces that propelled the current U.S. economic boom — deregulation, restructuring, and increased adoption of technology — have taken root overseas.

The lesson to be learned is that nobody really knows what asset class will be the next to outperform or how long that performance will be sustained. We would suggest that one way to potentially profit from swings in the market — to potentially be invested in various asset classes *before* the market shifts in their favor — is with a diversified portfolio covering several asset classes.

If you haven't already done so, we encourage you to discuss these thoughts with your investment professional and factor them into your long-range financial planning. Hopefully, the next time the markets appear to be going wild, you'll feel confident enough in your plan to view periods of volatility as a time of potential opportunity — or perhaps just a time to sit back and do nothing.

As always, we appreciate your confidence and welcome any questions or comments you may have.

Respectfully,



C. James Prieur
President of the MFS®/Sun Life Series Trust

July 17, 2000

[1] The use of a systematic investing program does not guarantee a profit or protect against a loss in declining markets. You should consider your financial ability to continue to invest through periods of low prices.

Letter from the President — continued

[2] Source: Lipper Inc. Decade performance: '80s—12/31/79-12/31/89, '90s—12/31/89-12/31/99. The MSCI EAFE Index is an unmanaged, market-capitalization-weighted total return index that measures the performance of the same developed-country global stock markets included in the MSCI World Index but excludes the United States, Canada, and the South African mining component. The S&P 500 is a popular, unmanaged index of common stock total return performance. It is not possible to invest directly in an index. **Past performance is no guarantee of future results.**

Investments in variable annuities will fluctuate and may be worth more or less upon redemption.

Variable annuities are designed for long-term retirement investing; please see your investment professional for more information.

The opinions expressed in this letter are those of C. James Prieur, and no forecasts can be guaranteed.

Management Review and Outlook

Bond Series

For the six months ended June 30, 2000, the series provided a total return of 3.12%, which compares to a 2.24% return for the average corporate-debt "BBB"-rated portfolio tracked by Lipper Inc., an independent firm that reports performance. The series' return also compares to a 4.18% return over the same period for the Lehman Brothers Government/Corporate Bond Index (the Lehman Index). The Lehman Index is an unmanaged, market-value-weighted index of U.S. Treasury and government-agency securities (excluding mortgage-backed securities) and investment-grade debt obligations of domestic corporations. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

The recent period was historically tumultuous for the investment-grade corporate bond market. Most of the problems were the result of company-specific issues. There also has been much less liquidity in the corporate market over the past few years, a residual effect of the credit problems that plagued corporate bonds starting in 1998 when Russia surprisingly defaulted on its debt obligations. Historically, "vulture" investors on Wall Street provided buyers for the debt issues of companies that hit a hard patch, but that hasn't been the case recently. In addition, the high-yield market has experienced net outflows, so there hasn't been capital available to absorb some of these credit problems from that traditional source.

The overall credit quality of the corporate market has been deteriorating as well. While we've seen stock price growth in the technology sector, companies there have been carrying very little debt. Elsewhere, despite strong economic growth in the United States, the stocks of many companies — especially those in cyclical sectors — have been distressed to the point where company managements have come under increasing pressure to enhance value for shareholders. Consequently, we have found that many have issued more debt to finance mergers and acquisitions or share buyback programs, which help the shareholder but hurt the bondholder. We think these kinds of moves have weakened many companies' credit fundamentals and caused a number of credit downgrades.

In response to this difficult climate, we increased the overall credit quality of the portfolio. In addition, we reduced investments in domestic corporate industrial bonds because they remain vulnerable to weakening credit fundamentals. Instead, we focused on sectors that are not as prone to the risk that management will issue more debt to finance leveraged buyouts

or share buybacks. That has translated into increased exposure to sectors like media and telecommunications. For example, we retained our investment in Time Warner, whose merger with America Online is creating a powerful conglomerate that we believe should eventually experience a credit upgrade. We found other opportunities in British Sky Broadcasting, a satellite network in Europe that we think has tremendous growth prospects, and Seagram, which is making a transition from a spirits company to an entertainment conglomerate. We also invested about 6% of the series in Yankee bonds, which are dollar-denominated bonds issued in the United States by foreign countries, such as Israel, that have investment-grade credit ratings.

Investments that worked out well for the series included a number of our higher-quality junk bonds, such as Comcast Corporation, which crossed over into investment-grade status, appreciating significantly in the process. The credit upgrades enjoyed by emerging market countries South Korea and Mexico also helped the series' performance.

We restructured the series' holdings in U.S. Treasuries in response to the Federal Reserve Board's (the Fed's) program of interest-rate hikes. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) The Fed's actions caused short-term rates to back up significantly, while longer-term rates remained relatively stable. As a result, the yield curve — a representation of the difference between short- and long-term rates — flattened, then inverted, with short-term rates actually reaching higher levels than long-term yields. We felt the best way to take advantage of this situation was to pursue a barbell strategy by investing some of our Treasury holdings on the long end of the curve, some on the short, and very little in between. As a result, the series was not affected by the sharpest price declines that occurred in the intermediate part of the yield curve.

Looking ahead, we believe recent indicators may be pointing to a slowing economy in response to the Fed's program of interest rate increases. In this kind of environment, we think interest rates could begin trending downward as soon as late 2000. There appears to be very little evidence of a protracted struggle against inflation. That opinion is further strengthened by our discussions with company managements who say that they have very little pricing power. For our part, we intend to continue moving our corporate holdings to bonds with shorter maturities because they are less prone to price volatility. At the same time, we anticipate extending the Treasury duration in the portfolio (duration is an indicator of interest-rate sensitivity) to try to take advantage of potential declines in long-term interest rates.

Emerging Markets Equity Series

For the six months ended June 30, 2000, the series provided a total return of –4.89%, which compares to returns over the same period of –7.99% and –9.59%, respectively, for the series' benchmarks, the Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index, a broad, unmanaged, market-capitalization-weighted index of equities in emerging markets, and the Lipper Emerging Markets Portfolios Index (the Lipper Index). The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

During the first quarter of the period, the series benefited from an impressive global economic recovery that spilled over into most emerging markets. Our holdings in Southeast Asia and Latin America produced stellar results. Year to date, however, we've

Management Review and Outlook — continued

seen a lot of correlation between the performance of the U.S. market and emerging markets. As investors became increasingly concerned about stock valuations and whether future earnings could support them, we witnessed broad-based selling in emerging markets. Technology and telecommunications stocks, two of the largest sector weightings for the series, came under the most pressure. Unfortunately, some of the more liquid markets, such as South Korea and Taiwan where the portfolio was overweighted relative to its benchmarks, were hardest hit.

Early in 2000, we began to reduce our positions in South Korea because many of these stocks reached our price targets, and we believed they were fairly valued following impressive results in 1999. In India, we added a number of technology, telecommunications, and financial services stocks in an effort to capitalize on what we saw as rapid growth at these companies. As prices came down in Southeast Asian markets in the second quarter, we began to increase our exposure to what we believe are high-quality companies selling at reasonable valuations, especially in the telecom industry. We believe, to a large extent, that many emerging market telecom companies — through their wireless, Internet, and data transmission services — have transformed themselves from slow-growth utilities into fast-growing, dynamic companies. In addition to large, established telecom companies, we've focused on new telecom entrants that possess innovative product lines and dynamic business plans.

Our stock selection across a broad range of countries helped performance. A particularly strong performer was Teva Pharmaceutical, an Israeli biotechnology and health care company whose stock price surged dramatically on strong sales of its multiple sclerosis treatment Copaxone and recent approval by the U.S. Food and Drug Administration of Nabumetone, its generic form of arthritis treatment. Other strong contributors and significant holdings in the series were Li & Fung Ltd. and Dimension Data. In Hong Kong, Li & Fung benefited from surging sales and strong demand for apparel manufacturing outsourcing due to the rebounding Southeast Asian economy. South African computer services firm Dimension Data boosted the series' performance as the company experienced strong demand for its information technology services, which led to favorable revenue and earnings growth.

Recently, we've increased the series' holdings in Taiwan because we've located what we think are some compelling growth opportunities in this country. We believe Taiwan is a very important emerging market that is slowly becoming more open to investors as it enhances its stock market technology and improves its financial reporting standards. We think these trends should help cash flows into this market. More importantly, some of the most innovative and competitive semiconductor companies in the world are located in Taiwan. In our view, companies such as Taiwan Semiconductor are well positioned to benefit from the global trend of increased spending on technology and the tremendous growth potential of the Internet and telecommunications.

Ironically, some of the industries where we see the strongest prospects for future earnings growth have detracted from performance in recent months, namely, technology and telecommunications. Primarily due to concerns about high valuations, investors began to unload shares in these sectors. Along with many tech and telecom companies, Korea Telecom, Telefonos de Mexico, and Hyundai Electronics have experienced weakness in recent months. However, we believe the fundamental business outlooks for these companies are still very strong and their valuations have become more attractive.

In general, our outlook for emerging markets is positive. The prospects for global economic growth are favorable, and we expect this growth to benefit a wide range of our holdings. We also believe emerging market stock valuations are very attractive, especially given the recent pullback. In addition, the anticipated growth rates and earnings outlooks for emerging market equities appear compelling compared to those of the United States and other developed economies. From our standpoint, these markets provide some of the most interesting growth opportunities in the world, and the positive trends we've outlined could support investor interest in the region.

Global Asset Allocation Series

For the six months ended June 30, 2000, the series provided a total return of 2.71%, which compares to the following returns for the series' benchmarks: –0.42% for the Standard & Poor's 500 Composite Index (the S&P 500), a popular, unmanaged index of common stock total return performance; –3.95% for the Morgan Stanley Capital International (MSCI) Europe, Asia, Far East (EAFE) Index, an unmanaged index of international stocks; 3.99% for the Lehman Brothers Aggregate Bond Index, an index of government and corporate bonds including U.S. Treasury, agency, and corporate bond issues and mortgage-backed securities; and –1.89% for the J. P. Morgan Non-Dollar Government Bond Index, an index of international bonds. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

The series' strategy of utilizing quantitative measures and in-depth fundamental analysis to create a well-diversified portfolio of stocks and bonds worked well during the past six-month period. To set the overall asset allocation, we use MFS proprietary quantitative models to evaluate each market's current valuations and economic strength compared to historical levels. Based on that information, we then allocate the portfolio to focus on growing economies and undervalued markets that we believe have encouraging prospects. Once we set an overall asset allocation, however, our stock and bond picking is based on extensive bottom-up research and analysis.

During the past few years, diversification has generally hurt investors' returns. However, given the exceptional strength of the U.S. equity market over the past 10 years and the prospects for slower growth in the United States, we think the environment is ideal for a broadening of global market strength. We are currently finding many attractive growth opportunities in Europe, Japan, and the United States across a wide-range of industries. In addition, corporate restructuring and industry consolidation continues to spread worldwide, which could spur additional interest in international equities. As a result, we believe one of the best ways to participate in these international opportunities and global economic growth is to maintain a well-diversified portfolio of domestic and foreign investments.

On the equity side, our focus on valuations, fundamental business strengths, economic variables such as interest rates, and risk-adjusted total returns led us to slightly underweight the series' exposure to equities relative to our benchmarks. Despite a period of high volatility and weakness for stocks, this strategy worked to our advantage. The series' overweighting in Japanese stocks relative to the MSCI EAFE Index also continued to be a major theme affecting performance. Early in the period, performance was aided by superior returns from the series' positions in Japanese tech and telecom stocks such as Hitachi, Canon, and NTT Mobile. The portfolio received a similar boost from U.S. and European telecom and tech stocks such as

Corning, Vodafone AirTouch, Micron Technology, Oracle, and Cisco.

During the second quarter of 2000, however, concerns about valuations and the potential of a slowdown in global economic growth caused a correction in technology and telecommunications stocks in many countries. Persistent selling pressures reduced much of the performance achieved by these stocks during the first three months of the period.

On the bond side, our fixed-income holdings provided stability and generally positive returns during a period of severe volatility for stocks. For the first time in a few years, our bond positions outperformed the equity component of the portfolio. Our decision to overweight the series in U.S. Treasuries and high-quality foreign government bonds aided performance, and our longer-term Treasuries performed particularly well during the six-month period while short-term Treasuries suffered in the rising interest-rate environment. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) Long-term European government bonds also outperformed their shorter-maturity counterparts, and, again, we benefited from positioning the series in longer-term European government securities. While our exposure to emerging market bonds was marginal, our overweighting in these securities relative to the series' benchmarks generally contributed to total return.

Looking forward, we'll continue to emphasize our disciplined quantitative process that controls our top-level allocation and helps create a well-diversified portfolio. Once our quantitative models provide us with a macroeconomic view of the general health and attractiveness of various regions, countries, and industries, our fundamental research begins. As always, our focus is to try to balance risk in the portfolio by holding what we believe is the best mix of stocks and bonds. At the same time, our goal is to find the companies and securities that we think offer attractive valuations and growth opportunities.

Global Governments Series

For the six months ended June 30, 2000, the series provided a total return of –0.82%, which compares to a return of 0.03% over the same period for the series' benchmark, the Salomon Brothers World Government Bond Index (the Salomon Index). The Salomon Index is an unmanaged index of complete universes of government bonds with remaining maturities of at least five years. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

Despite strong economic growth and tightening of monetary policy (raising interest rates), the U.S. bond market remained one of the strongest and best-performing fixed-income markets year to date. The strength in the market reflects investor confidence that the U.S. Federal Reserve Board (the Fed) is effectively guiding the economy to a soft landing — slowing growth enough to control inflationary pressure without sending the economy into recession. The market has also been supported by the reduced supply of government bonds as a result of the budget surplus and the Treasury buyback program. Almost all the European markets underperformed the United States as the weaker euro and growing inflation concerns unnerved potential investors. The market in Japan also underperformed due to concerns over the potential of their central bank abandoning the current zero interest-rate policy (interest rates and bond prices move in opposite directions).

The series was helped by having overweighted positions in the U.S. bond market and being underweighted both in Europe and Japan relative to the Salomon Index. Recently, we started to purchase a number of sovereign Yankee bonds (dollar-dominated bonds issued in the United States by foreign governments), The yields on these bonds looked very attractive. In addition, given their relative safety and favorable outlook for price appreciation, we have overweighted the series relative to the index in these securities.

During the past six months, especially during the first quarter, the series' nominal and relative performance was hurt by the rapid depreciation of the euro. Longer term, we still believe that the euro will strengthen, partially due to signs that the European economies are beginning to grow more rapidly than the United States. This growth may cause the European Central Bank to raise interest rates further, while the Fed is expected to adopt a more neutral monetary policy. Consequently, higher interest rates in Europe could attract more investors and increase cash flows into the beleagured euro.

If the Fed achieves a soft landing — which we believe is the likely scenario — U.S. Treasuries should outperform European and Japanese bonds. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) As a result, we plan to continue to position the portfolio defensively while at the same time taking advantage of attractively priced international bonds and the improving interest-rate conditions in the United States. By increasing the series' duration (sensitivity to interest rates) in U.S. government securities, we may achieve more price appreciation and higher yields.

Global Total Return Series

For the six months ended June 30, 2000, the series provided a total return of 2.34%, which compares to a 0.39% return for the average global flexible portfolio tracked by Lipper Inc. The series' return also compares to returns over the same period of 1.41% and 1.61%, respectively, for the series' benchmarks, the Lipper Global Flexible Portfolio Index and a customized benchmark made up of 60% of the Morgan Stanley Capital International (MSCI) World Index and 40% of the J.P. Morgan Global Government Bond Index (the Morgan Index). The Lipper portfolio indices are unmanaged, net-asset-value-weighted indices of the largest qualifying portfolios within their respective investment objectives, adjusted for the reinvestment of capital gains distributions and income dividends. The MSCI World Index is a broad, unmanaged index of global equities. The Morgan Index is an aggregate of actively traded government bonds issued by 13 countries, including the United States, with remaining maturities of at least one year. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

Our investment strategy, which leans more toward value, or what we sometimes refer to as seeking value among growth stocks, had a significant effect on the series' performance. Additionally, unlike other flexible global fund managers who we feel may maintain a larger exposure to equities, we follow a disciplined asset allocation strategy toward managing this portfolio. Accordingly, the series' typical asset allocation has remained consistent, ranging from 55% to 65% in equities and 35% to 45% in bonds and short-term investments. We believe our strategy offers investors the ability to pursue long-term growth while also helping to reduce risk and volatility through broad diversification across different asset classes. However, similar to what we

Management Review and Outlook — continued

experienced in the United States, value-oriented stocks in most developed countries have tended to underperform the high-tech growth stocks that dominated the market during the first quarter of the year. During the second quarter of 2000, we saw investors shift assets into more value-oriented stocks, which provided a significant boost to relative returns.

While the weakness in technology stocks in the second quarter hurt the series' absolute performance, many of our holdings in this sector held up much better than the overall group. Japanese technology conglomerates such as Canon and Rohm represented large positions in the portfolio and provided favorable results. We believe that their product lines offer compelling competitive advantages, their earnings outlooks appear bright, and their management teams have adopted Western-style strategies of creating shareholder value through effective cost-cutting measures, greater efficiency, and aggressive marketing.

We've talked about our significant holding in the German telecommunications company Mannesmann in previous reports, and since being acquired by Vodafone AirTouch, it has become the largest equity holding in the portfolio and has provided exceptional performance for the series. We're strong believers in the combined company's ability to remain a dominant global provider of telecom services. As the world's largest provider of wireless communications, we believe it's also well positioned to outperform in one of the fastest-growing sectors of the global economy. Other stocks that contributed favorably to total return were Television Francaise, Compass Group, and Skandia. Television Francaise, one of the leading television station operators in France, benefited from the impressive acceleration in advertising spending due to the high-tech boom that has embraced continental Europe. British catering company Compass Group is a classic example of business outsourcing, an area that has experienced tremendous growth. We believe Compass' business model of operating the kitchens and cafeterias of established companies is an excellent concept, and it's quickly becoming a world leader in the corporate catering business due to its low-cost structure and strong management. Skandia, a Swedish insurance firm, also performed strongly. We believe European investors have become increasingly focused on personal investing and retirement planning, which has added considerably to Skandia's bottom line.

On the negative side, our holding in Gannett Co. was a disappointment during the period. Despite what we believe were strong business fundamentals and a bright earnings outlook, this diversified newspaper publisher and leading provider of commercial printing services experienced poor stock performance due to weak investor sentiment. Gannett was sold from the portfolio. In general, it was a difficult period for financial services stocks. Our holdings in companies such as the Federal Home Loan Mortgage Corp. produced lackluster results due to ongoing concerns about the negative effects of higher interest rates.

In keeping with the series' strategy, our fixed-income holdings were focused on bonds issued by major governments. During the period, we took a generally defensive posture by trying to carefully balance the series' sensitivity to interest rates. That was particularly the case in the United States, where we were concerned about the prospects of higher interest rates and inflation. In Europe, it was a bit different. There, we thought the markets had priced in more inflation than we thought would occur, so we were not as defensive. We favored issuers in Greece, the United Kingdom, and Germany.

Looking forward, we think the equity market in the United States has some short-term hurdles to get over before it can resume a steady growth path. We feel the primary focus for investors right now seems to be how many interest-rate increases will be necessary to slow U.S. economic growth. Historically, this type of environment has been very difficult for equities. As a result, we remain focused on some of the more defensive stocks in the U.S. market, companies with steady performance and long-term track records. Additionally, we'll continue to allocate a significant amount of assets to securities in Europe, Japan, and the United Kingdom, all of which we believe offer tremendous opportunities for strong stock performance relative to the United States.

Government Securities Series

For the six months ended June 30, 2000, the series provided a total return of 4.25%, which compares to a 3.95% return for the average U.S. government portfolio tracked by Lipper Inc. The series' return also compares to a 4.38% return over the same period for the series' benchmark, the Lehman Brothers Government/Mortgage Index (the Lehman Index), an unmanaged index of U.S. Treasury, government-agency, and mortgage-backed securities. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

The fixed-income markets were characterized by uncertainty during the first half of 2000, as investors tried to figure out how much the Federal Reserve Board (the Fed) would have to hike short-term interest rates in order to slow growth and head off inflation. U.S. economic growth continued to surpass expectations through the winter and spring. To dampen this growth, the Fed has raised the federal funds rate three more times thus far in 2000 — bringing it from 5.50% to 6.50% — after having raised it three times in 1999. More recently, there have been some signs that growth might be decelerating to a rate that the Fed may feel is more consistent with a sustainable but not inflationary pace. Meanwhile, core inflationary pressures increased only moderately through the period, despite being prodded upward by significant upswings in the price of oil. Questions surrounding how much oil price increases would affect other aspects of the economy exacerbated the market's uncertainty.

The other significant factor that affected fixed-income markets was how the U.S. government has dealt with its second full fiscal year of budget surplus and the implications for the Treasury market. With the U.S. Treasury buying back more than $200 billion in debt this fiscal year and curtailing its auctions of new issues, the market has tried to come to terms with a dramatic decline in the supply of Treasury securities. Since all other sectors of the fixed-income market are priced relative to Treasuries, this situation has made it hard for bond investors to evaluate the relative values of fixed-income securities and has created some illiquidity in the market. The value of 30-year Treasuries rose sharply as buyers needed to compete with each other in order to own them.

At the same time, U.S. government agency securities confronted some difficulties during the first half of 2000. Specifically, some in Washington called into question the implicit government backing of agencies such as the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae). Concerns revolved around the expansion of agency activities beyond their original mission and the potential liability to taxpayers. As a result of this added scrutiny, agency securities underperformed Treasuries.

Management Review and Outlook — continued

The series has traditionally maintained an overweighted position in agency securities because these high-quality assets offer a performance advantage over Treasuries. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) During the past six months, when Treasuries proved to be the market leaders, the performance of the series was impacted by its focus on agency securities. The series began the year with a neutral weighting in mortgage-backed securities, a position that helped the series because their performance lagged Treasuries somewhat. However, as the period progressed we added to both the agency and mortgage-backed security positions because we believe opportunities there offered tremendous long-term value.

As far as maturity was concerned, we positioned the Treasury portion of the series to take advantage of increases in short-term rates and decreases in long-term rates. Specifically, we used a "barbell" strategy, investing the series in long-term Treasuries on the one hand and very short-term cash equivalents on the other, with nothing in between. By doing so, the series was able to benefit on the short end as the Fed raised rates, realize the capital appreciation offered by long-term Treasuries as their yields fell and prices rose, and avoid the intermediate-term securities that underperformed. However, with more confidence that we are nearing the end of this current Fed tightening cycle, it's likely that we'll move away from the barbell structure, aiming instead to target specific maturities that we feel offer particular opportunity.

We also kept the series' duration—a measure of its sensitivity to changes in interest rates—somewhat long, or more sensitive, because of our positive outlook regarding inflation and the Treasury market.

Looking ahead, we, along with the rest of the market, will try to gauge the effects of the Fed's monetary policy. Generally, it takes 9 to 18 months to measure the impact on the economy of Fed rate moves. It could very well be that the inflationary impact of rising oil prices is behind us and that inflation has been well contained by the Fed's policy actions. Overall, we feel it should be a good environment for fixed-income investing. If the Fed hasn't already reached the end of its rate-hike program, we think it appears to be close. If so, we should witness growth settling back into a range of around 3.0% to 3.5%, which the Fed feels is not inflationary. The government continues to run up sizeable surpluses and to pay down debt. The market seems to have nearly universal confidence in the Fed's ability to keep inflation from getting out of hand. In sum, the environment should prove to be very favorable for Treasuries. This steadier backdrop should also bode well for those sectors that are represented in the series, such as agencies and mortgage-backed securities.

High Yield Series

For the six months ended June 30, 2000, the series provided a total return of 0.05%, which compares to returns over the same period of –1.21% and –1.91%, respectively, for the series' benchmarks, the Lehman Brothers High Yield Bond Index, an unmanaged index of noninvestment-grade corporate debt, and the Lipper High Yield Bond Index. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

The high-yield market remained plagued by a number of difficulties during most of the period. First, high-yield portfolios experienced approximately $6.5 billion in outflows this year, which hurt demand for high-yield securities. Second, credit defaults remained relatively high during the period. Finally, concerns about inflation and unsustainable economic growth kept investors nervous about future interest-rate hikes. On a more positive note, we've recently started to see money flowing back into the high-yield market as the interest-rate environment has improved and investors are being drawn to some extremely attractive yields relative to U.S. Treasury and investment-grade bonds. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.)

In a market where most high-yield bonds traded lower, the portfolio's performance compared to its benchmarks benefited from favorable security selection and industry diversification. During the second quarter of 2000, many telecommunications and media securities experienced a dramatic selloff along with the equity market. However, our holdings in these sectors, as well as holdings in industries such as gaming and industrial manufacturing, held up well during the period. We maintained our positions in telecom bonds, and it remained the largest industry exposure in the portfolio. Companies such as Nextel and Esat Holdings provided a positive contribution to performance. Our position in Nextel Communications provided steady gains due to persistent strength in wireless subscriber growth. Our holding in Esat Holdings, another telecom company, provided a nice boost to performance after it was bought out by British Telecom. We also weren't afraid to take some profits in energy-company bonds, as oil and natural gas prices reached historically high levels.

In addition to favorable security selection, our successful avoidance of the credit problems and bankruptcies that hurt a variety of industries helped the series' performance. The key to avoiding credit defaults is in-depth research, and we believe MFS' research capabilities are second to none in the industry. The High Yield Series is backed by a large group of investment professionals dedicated exclusively to the high-income market. Our research analysts use a variety of models to analyze the credit risk and business prospects of the companies they cover. We carefully measure and manage the underlying financial stability of each company we hold in the portfolio. Similar to our equity research, it's an intensive, company-by-company, bottom-up approach. First, we look at a company's business risks, then we consider the financial risks. Finally, we look at all the different ways of investing in the company and how the market is pricing each one of the securities. From this analysis, we try to pick the bond that offers the best risk-adjusted return. Our holding in U.S. Can Corp., one of the world's largest aerosol can manufacturers, is a good example of a bond that met our stringent investment criteria and benefited the series' performance. The company's management instituted a number of cost-saving efficiencies in their plants, which improved profitability and cash flow. The company then began to buy back their bonds resulting in substantial price appreciation.

After telecommunications, our second largest exposure was in media. Core holdings included cable television and radio entities such as Charter Communications, one of the fastest-growing companies in the field. Controlled by Paul Allen, the co-founder of Microsoft, Charter's valuation has risen following the increased utilization of cable networks as a means of accessing the Internet.

In many ways, we view telecom and media as defensive industries that offer attractive growth and income opportunities. Most people are not going to turn off their cable or mobile phones if the economy slows down. On the other hand, some of the big-ticket capital items such as industrial machinery, building

Management Review and Outlook — continued

materials, and autos may experience a slow down in business and consumer spending due to higher interest rates. Given the current economic environment, we like the telecom and media sectors, and we've maintained our significant exposure to these industries. We've taken some money off the table in some of the more cyclical industries such as steel and paper packaging, as well as in general manufacturing. We increased holdings in gaming bonds, which we also view as a somewhat defensive industry. These securities have gained ground because there are fewer and fewer regions of the country that permit gaming, and we believe these companies will continue to produce exceptional earnings and cash flow growth.

Looking ahead, we're cautiously optimistic regarding a recovery in high-yield securities. While it's difficult to rule out further volatility given the uncertain interest-rate environment, the high-income market has been weak for quite some time now. Yield spreads, the yield difference between noninvestment-grade debt and Treasuries, have widened significantly during the past year, making the yields on high-income bonds very attractive relative to other fixed-income securities in our view. In addition, we believe the economy will remain healthy and corporate earnings will remain strong. And, historically, high-yield market has tracked corporate earnings.

International Growth and Income Series

For the six months ended June 30, 2000, the series provided a total return of 3.83%. This compares to returns over the same period of –4.11% and –3.95%, respectively, for the series' benchmarks, the Lipper International Portfolios Index (the Lipper Index) and the MSCI EAFE Index. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

During the first quarter of 2000, portfolios like ours that were not heavily invested in the technology sector struggled on a relative basis. We held relatively few tech stocks because we felt that most were overpriced. We believe this underweighting was a significant factor in our underperformance relative to our Lipper peers in the beginning of the year. Nevertheless, our view regarding technology and value investing was vindicated through the second quarter of 2000. We witnessed an overall retrenchment in the tech sector, as exuberance seemed to give way to doubt as to whether many tech companies could fulfill the promise reflected in their share prices. We believe the series' underweighting in tech helped our total return for the six-month period.

During the period, we emphasized companies that we felt had a high probability of continuing to increase earnings instead of choosing more cyclical stocks, which tend to rise and fall with changes in the economy. Overall, cyclicals performed well after having lagged for some time. However, the key to cyclical investing is pricing power and, while we've seen some indications of higher prices, inflation does not appear to be in the offing. Therefore we felt that the market environment would not favor companies with highly cyclical businesses.

Canon, the Japanese electronics company that offers a broad base of high-technology products, was one holding that saw good earnings progress. So was Compass Group, a British company that is the largest caterer in the world, running food services for hospitals, schools, and companies. Compass is presently considering merging with another company, and we think it has proven ability to increase its earnings unimpaired.

Over the past six months, the series' stake in Japan declined a bit because some companies, such as Sony, were taking longer to turn around than we expected. However, our long-term view on

Japan and well-managed Japanese companies like Sony is very bullish. Following the lead of companies in the United States and Europe, Japanese firms are now streamlining in fundamentally important ways. For example, Japanese corporations have historically engaged in cross-ownership — holding shares in each others' companies. While this is a time-honored way of doing business in Japan, it is a very poor use of capital. Now, Japanese corporations are working to eliminate these kinds of business practices, focusing instead on more shareholder-friendly strategies such as restructuring, stock buybacks, and selling off businesses to focus on core operations.

European companies accounted for about two-thirds of the series' holdings at the beginning of the period, roughly in line with the European portion of the MSCI EAFE Index. However, we reduced our European holdings by the end of June. While valuations had reached high levels and some economies had begun to soften, this decline was not the result of an overall negative view of European stocks. Instead, it was the consequence of buying and selling decisions at the company level. We are bottom-up stock pickers, choosing companies for the portfolio based on their individual prospects. In terms of country weightings, companies from smaller European nations currently are well represented, as were French companies during the course of the year. Our allocation to German companies declined, but that was largely due to the acquisition of Mannesmann by British firm Vodafone AirTouch.

Rohm, a Japanese electronic devices manufacturer, performed well as it continued to increase earnings. The French company STMicroelectronics benefited from its niche as the only European semiconductor manufacturer. Television Francaise was helped by the strong French economy and resulting excellent advertising backdrop. Finally, Nortel Networks, a telecommunications equipment provider, proved to be a winner after its successful spin-off from Bell Canada.

Conversely, Akzo Nobel, an economically sensitive chemical company, proved to be one of the disappointments. So did Canadian National Railway, which suffered from fears of an imminent economic slowdown. Diageo, a British consumer goods company that owns Pillsbury, Guinness, and Burger King, lagged due to general investor disinterest in this sector.

Please remember that we are stock pickers, not economists. When we look to the horizon, though, we note that consumer spending is helping to sustain vibrant economic growth in the United States. We believe this growth should help buoy the U.S. stock market for some time. It also should help support advances in the European stock market. We think that Japan could benefit as well, but, because of its economic problems, has the toughest row to hoe.

Due to its growth over the past decade, the U.S. stock market currently accounts for a very large percentage of the world's total stock holdings. We believe that that value is unwarranted when weighed against the significant amount of business taking place around the rest of the world. As a result, we think foreign markets should catch up over the longer term. That doesn't mean that the U.S. market will necessarily decline, but it may tread water while stocks overseas post higher gains.

Money Market Series

The series seeks as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing in short-term money market securities

Management Review and Outlook — continued

issued or guaranteed by the U.S. Treasury, its agencies, or instrumentalities of the U.S. government, as well as in the highest-quality corporate and bank issues, in order to minimize credit risk.

Despite some signs of moderating economic growth in the second quarter of 2000, the U.S. economy continued to grow steadily and unemployment fell to 30-year lows. Historically, these conditions have caused inflation to accelerate, and the Federal Reserve Board (the Fed) moved to contain the inflationary pressures that usually accompany this backdrop.

We don't believe the possibility of future interest-rate hikes can be ruled out. As a result, we've structured the portfolio with a relatively short maturity and targeted 36 days for the average maturity of the series' holdings.

On June 30, 2000, approximately 85% of the portfolio was invested in high-quality commercial paper, with the balance invested in U.S. government or government-guaranteed issues.

Investments in the series are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the series seeks to preserve the value at $1.00 per unit, it is possible to lose money by investing in the series.

Strategic Income Series

For the six months ended June 30, 2000, the series provided a total return of 1.65%, which compares to a 0.43% return for the average multisector income portfolio tracked by Lipper Inc. The series' return also compares to the following returns over the same period for the series' benchmarks: 4.18% for the Lehman Brothers Government/Corporate Bond Index (the Lehman Index), 0.03% for the Salomon Brothers World Government Bond Index (the Salomon Index), and –1.21% for the Lehman Brothers High Yield Bond Index. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges.

In relation to most of our benchmarks, the series' holdings performed well across the six sectors in which we invest: U.S. government and mortgage bonds, U.S. high-grade corporates, U.S. high-yield corporates, international developed countries, emerging markets, and convertible bonds and preferred stocks. We believe our outperformance resulted from our strategy of employing both sector diversification and flexibility in managing the series. We continually reallocate assets among the various sectors in response to, or in anticipation of, global events, taking advantage of what we perceive to be opportunities throughout the world.

Our bottom-up MFS Original Research® process plays a key role in helping us manage the portfolio because our approach is to try to pick bonds issued by good companies and good countries, period; none of our sectors is meant to replicate an index. In the balance of this report, we'll review how each sector contributed to performance and give you our outlook for individual sectors.

In the U.S. government sector, which includes U.S. Treasury and mortgage-backed securities, we have remained conservative by holding mainly cash and long-term bonds. Lately we are seeing worsening inflation numbers and high oil prices — as well as some wage inflation, which appears to be Federal Reserve Board (Fed) Chairman Alan Greenspan's biggest worry. We feel there is still potential for the Fed to raise short-term interest rates further and therefore, this sector may not do well over the near term. Eventually, however, we believe the Fed will succeed in bringing

inflation back down and will be able to lower interest rates again. But in the meantime we are remaining cautious; our sector allocation was about a quarter of portfolio assets at the end of the period, and we may lower that in the coming months.

The U.S. high-grade corporate bond sector was a weak performer for the markets in general. Inflation concerns and more supply than demand caused prices of high-grade corporate bonds to fall faster than prices of U.S. Treasuries, thus decreasing the value (and increasing the effective yield) of existing high-grade issues. This is also described as a spread widening, with the spread being the difference in yield between high-grade issues and Treasuries.

For us, however, high-grade corporate bonds were a strong area during the period. We feel this was because our research identified a number of utilities as crossover opportunities. These are companies whose credit ratings could — and in fact did — improve, causing their bonds to cross over to a higher rating and therefore appreciate in value. These utilities comprised most of our high-grade corporate holdings, so we feel our research gave us an advantage that helped us to outperform in a sector that performed poorly for the markets in general.

In the U.S. high-yield corporate sector, which consists of bonds issued by companies with lower credit ratings (junk bonds), one of the keys to success is avoiding defaults. This is another sector where we feel our Original Research[SM] has historically helped us steer clear of most potentially problematic companies. The numbers appear to bear out that opinion; in 1999, we were invested in only one of the 88 domestic companies that defaulted on high-yield debt. We have also been careful to diversify in the high-yield area, with no company representing more than 1% of portfolio assets.

Since about November of 1999, it has seemed to us that the market has been expecting a recession because it has been discounting bonds in this sector in anticipation of a possible 10% default rate, one of the highest rates we have ever seen. We disagree with that expectation of recession; thus, we feel this sector represents a great opportunity for our research to identify securities we believe are selling at bargain prices and offering attractive yields. We have therefore been gradually adding holdings in this sector, finding some of our best values in media and telecom companies.

The international developed-country sector, in which our main focus is Europe, has played a minimal role in the portfolio recently. We have been at our lowest allocation ever, about 11% of assets, because European interest rates have been increasing, and we don't envision the situation turning around in the near future. One reason is that growth is accelerating in Europe, so there is upward pressure on interest rates as competition for capital increases. In terms of relative value, we feel there is currently more value in the United States.

In contrast to the developed countries, emerging market debt has been our best-performing sector since the beginning of 1999. Again, we feel this is an area where MFS research has yielded opportunities that the market in general may have passed over. More than two years ago, for example, we identified Mexican government bonds as undervalued issues in an improving country. Recently, major rating agencies raised many of these bonds to investment grade. As with the utility bonds mentioned earlier, the series benefited from having bought these bonds early and having seen them appreciate in price as they crossed over to a higher rating.

Management Review and Outlook — continued

Emerging markets worldwide appear to be benefiting from improving fundamentals and rating-agency upgrades. The restoration of credibility in Brazil, South Korea, and Mexico, as well as continuing democratization in many of these countries, leads us to believe that ongoing recoveries in Asia and Latin America may continue to contribute to performance. Our holdings in this sector currently comprise about 13% of the portfolio; since investments in emerging markets tend to be very volatile, we limit this sector to a maximum of 15% of assets.

Finally, we may invest in the convertible bonds and preferred stocks sector. We look to these securities to sometimes give an extra kick to performance. Convertibles are bond-like instruments that also have equity characteristics; generally, they are corporate bonds that are exchangeable for a certain number of shares of stock at a preset price.

We tend to add to this sector when the stock market suffers a decline, often causing convertibles to cheapen and trade more on their bond values, which are usually lower than their stock values. We feel this may serve as a free option if the stock price should recover and cause the value of the convertible to appreciate.

In sum, our outlook for the fixed-income environment is that rates may continue to rise over the near term and that we may experience continued volatility and uncertainty as the Fed works to slow down the economy. In the longer term, however, we feel the Fed's efforts will eventually succeed, which could bring the competition for capital down and could bring rates down, perhaps as early as late 2000.

Because they are currently so cheap, we feel that high-yield and emerging market bonds issued by corporations with strong fundamentals may continue to do well, even in the short term. The U.S. economy still appears to be strong, and we are seeing improving fundamentals around the world. So we think the opportunity exists for a flexible portfolio such as ours to benefit from investing in selected areas.

Another positive factor we foresee is more demand for fixed-income products as the U.S. population ages. At the same time the government is issuing less debt because of its huge budget surpluses. We believe this combination of increased demand and lower supply could potentially drive up bond prices — another reason we feel the long-term outlook for fixed-income investing is very good.

Zero Coupon Series, Portfolio 2000

For the six months ended June 30, 2000, the series provided a total return of 2.70%, which compares to a 2.96% return for the Treasury Bill Six Month Index. The series performance includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges. The portfolio consists of discounted coupon or principal payments that are stripped from U.S. Treasury securities in order to provide a predictable and compounded rate of return. With no interest payments prior to maturity, these portfolios are more sensitive to interest-rate changes than are comparable bond portfolios with similar maturities. While there will be fluctuations within the portfolio subject to interest-rate moves, all portfolio holdings are guaranteed by the U.S. Treasury at maturity. (While the guarantees do not apply to the individual units of the series, they assure a specified return to contract owners who hold their units to the maturity of the series.) On November 15, 2000, the series will liquidate its assets.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

It is not possible to invest directly in an index.

Except for the Zero Coupon Series, Portfolio 2000, the portfolios are actively managed, and current holdings may be different.

Performance Summary

Because MFS®/Sun Life Series Trust is designed for investors with long-term goals, we have provided cumulative results as well as the average annual total returns for the applicable time periods. (See Notes to Performance Summary.)

Total Rates of Return through June 30, 2000

Bond Series

	6 Months	1 Year	Life*
Cumulative Total Return	+3.12%	+3.12%	+8.36%
Average Annual Total Return	—	+3.12%	+3.81%

* For the period from the commencement of the series' investment operations, May 6, 1998, through June 30, 2000.

Emerging Markets Equity Series[3]

	6 Months	1 Year	3 Years	Life*
Cumulative Total Return	–4.89%	+12.20%	–8.04%	+12.17%
Average Annual Total Return	—	+12.20%	–2.75%	+2.86%

* For the period from the commencement of the series' investment operations, June 5, 1996, through June 30, 2000.

Global Asset Allocation Series[3]

	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+2.71%	+17.52%	+31.90%	+83.90%	+104.09%
Average Annual Total Return	—	+17.52%	+9.67%	+12.96%	+13.47%

* For the period from the commencement of the series' investment operations, November 7, 1994, through June 30, 2000.

Global Governments Series[3]

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	–0.82%	+1.33%	+9.71%	+16.03%	+88.95%
Average Annual Total Return	—	+1.33%	+3.14%	+3.02%	+6.57%

Global Total Return Series[3]

	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return	+2.34%	+11.52%	+38.32%	+84.00%	+101.96%
Average Annual Total Return	—	+11.52%	+11.42%	+12.97%	+13.26%

* For the period from the commencement of the series' investment operations, November 7, 1994, through June 30, 2000.

Government Securities Series[1]

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+4.25%	+4.41%	+17.88%	+30.68%	+101.30%
Average Annual Total Return	—	+4.41%	+5.64%	+5.50%	+7.25%

High Yield Series[2]

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+0.05%	+1.85%	+14.80%	+45.23%	+173.79%
Average Annual Total Return	—	+1.85%	+4.71%	+7.75%	+10.60%

International Growth and Income Series[3]

	6 Months	1 Year	3 Years	Life*
Cumulative Total Return	+3.83%	+22.30%	+48.88%	+67.53%
Average Annual Total Return	—	+22.30%	+14.19%	+11.49%

* For the period from the commencement of the series' investment operations, October 2, 1995, through June 30, 2000.

Strategic Income Series[2]

	6 Months	1 Year	Life*
Cumulative Total Return	+1.65%	+4.19%	+6.76%
Average Annual Total Return	—	+4.19%	+3.09%

* For the period from the commencement of the series' investment operations, May 6, 1998, through June 30, 2000.

Zero Coupon Series, Portfolio 2000[1]

	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return	+2.70%	+4.64%	+18.52%	+30.17%	+121.32%
Average Annual Total Return	—	+4.64%	+5.83%	+5.42%	+8.27%

Notes to Performance Summary

Performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of dividends and capital gains. **Investment return and principal value will fluctuate, and units, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.**

Returns shown do not reflect the deduction of the mortality and expense risk charges and administration fees. Please refer to the annuity product's annual report for performance that reflects the deduction of the fees and charges imposed by insurance company separate accounts.

[1] Government guarantees apply to individual securities only and not to prices and yields of units in a managed portfolio. See the prospectus for details.

[2] Lower-rated securities may provide greater returns, but they are also associated with greater-than-average risk. These risks may increase unit price volatility. See the prospectus for details.

[3] Investments in foreign and emerging market securities may provide superior returns but also involve greater risk than U.S. investments. Investments in foreign and emerging market securities may be favorably or unfavorably affected by changes in interest rates and currency exchange rates, market conditions, and the economic and political conditions of the countries where investments are made. These risks may increase unit price volatility. Please see the prospectus for details.

Portfolio of Investments (Unaudited) — June 30, 2000

Bond Series

Bonds — 95.9%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 83.2%		
Airlines — 1.1%		
American Airlines Pass Through Trust, 7.024s, 2009	$ 213	$ 202,356
Atlas Air, Inc., 7.2s, 2019	94	86,643
Continental Airlines Pass-Through Trust, Inc., 6.545s, 2019	195	175,403
Northwest Airlines Pass-Through Trust, 8.072s, 2019	195	195,714
		$ 660,116
Automotive — 5.8%		
DaimlerChrysler NA Holdings Co., 6.63s, 2001	$1,030	$ 1,023,058
DaimlerChrysler NA Holdings Co., 7.75s, 2005	718	724,246
Ford Motor Credit Co., 6.7s, 2004	616	596,818
Ford Motor Credit Co., 7.75s, 2007	325	322,224
Ford Motor Credit Co., 5.8s, 2009	142	123,539
Ford Motor Credit Co., 7.875s, 2010 . . .	349	348,937
Hertz Corp., 8.25s, 2005	286	291,955
		$ 3,430,777
Banks and Credit Companies — 8.6%		
Associates Corp., 5.75s, 2003	$ 315	$ 299,297
Associates Corp., 5.5s, 2004	185	171,778
Bank United Houston Texas MTBN, 8s, 2009	316	275,318
Capital One Financial Corp., 7.25s, 2003	413	403,247
Chase Manhattan Corp., 6.75s, 2004 . . .	259	252,313
Chase Manhattan Corp., 7.875s, 2010 . .	190	190,279
General Motors Acceptance Corp., 6.75s, 2002	600	589,794
General Motors Acceptance Corp., 5.95s, 2003	133	128,042
General Motors Acceptance Corp., 7.625s, 2004	531	532,120
GS Escrow Corp., 6.75s, 2001	49	47,603
Lehman Brothers Holdings, Inc., 6.25s, 2003	115	110,481
MBNA, 6.875s, 2004	185	175,620
Natexis AMBS Co. LLC, 8.44s, 2049##	254	238,126
Providian Capital I, 9.525s, 2027##	71	55,708
Riggs National Corp., 9.65s, 2009	250	247,500
Socgen Real Estate Co., 7.64s, 2049##	467	427,403
Wells Fargo Bank N.A., 7.8s, 2010	900	906,777
		$ 5,051,406
Broadcasting — 0.6%		
Liberty Media Corp., 8.25s, 2030##	$ 373	$ 342,512
Building — 0.7%		
Building Materials Corp. America, 8s, 2008	$ 510	$ 400,350
Chemicals — 1.1%		
Lyondell Chemical Co., 9.625s, 2007 . . .	$ 570	$ 564,300
Lyondell Chemical Co., 9.875s, 2007 . . .	62	61,380
		$ 625,680
Computer Services — 0.5%		
Seagate Technology, 7.45s, 2037	$ 316	$ 277,874
Consumer Goods and Services — 0.4%		
Hasbro, Inc., 7.95s, 2003	$ 257	$ 254,289

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Corporate Asset Backed — 1.7%		
Amresco Residential Securities Mortgage Loan, 5.94s, 2015	$ 91	$ 89,507
Commercial Mortgage Asset Trust, 7.839s, 2020 (Interest only)	8,576	279,388
Contimortgage Home Equity Loan Trust, 6.19s, 2014	125	122,813
Morgan Stanley Capital I Inc., 6.86s, 2010	305	240,663
Morgan Stanley Capital I Inc., 7.748s, 2010	350	259,835
		$ 992,206
Energy — 0.5%		
NRG Energy, Inc., 8.7s, 2005##	$ 115	$ 115,157
Pioneer Natural Resources Co., 9.625s, 2010	80	82,400
Valero Energy Corp., 8.75s, 2030	98	100,087
		$ 297,644
Financial Services — 5.2%		
AIG Sunamerica Global Financing II, 7.6s, 2005	$ 600	$ 606,264
General Electric Capital Corp., 8.7s, 2007	4	4,303
Morgan Stanley Dean Witter, 7.75s, 2005	500	503,455
Morgan Stanley Group, Inc., 7.125s, 2003	1,000	993,590
Morgan Stanley Group, Inc., 8s, 2010	769	777,097
Morgan Stanley Group, Inc., 6.01s, 2030	204	193,819
		$ 3,078,528
Forest and Paper Products — 1.7%		
Georgia Pacific Corp., 9.95s, 2002	$ 676	$ 699,903
Georgia Pacific Corp., 7.7s, 2015	250	234,713
Riverwood International Corp., 10.25s, 2006	60	57,000
		$ 991,616
Gaming and Hotels — 0.4%		
Harrahs Operating, Inc., 7.5s, 2009	$ 255	$ 236,619
Gas — 1.5%		
Northern Natural Gas Co. Delaware, 7s, 2011##	$ 741	$ 702,046
Texas Gas Transmission Corp., 7.25s, 2027	200	183,824
		$ 885,870
Insurance — 0.9%		
Aflac, Inc., 6.5s, 2009	$ 209	$ 189,139
GE Global Insurance Holdings Corp., 7.75s, 2030	147	146,116
Mony Group, Inc., 8.35s, 2010	221	217,720
		$ 552,975
Internet — 0.2%		
PSINET, Inc., 11s, 2009	$ 110	$ 102,300
Media — 4.5%		
Belo Ah Corp., 7.75s, 2027	$ 108	$ 91,527
Charter Communications Holdings, 8.25s, 2007	500	442,500
Clear Channel Communications, 7.875s, 2005	269	269,772
Hearst Argyle Television, Inc., 7.5s, 2027	100	84,359

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Media — continued		
News America Holdings, Inc., 6.625s, 2008	$ 167	$ 153,122
Time Warner Entertainment Co. LP, 8.375s, 2033	701	706,713
Time Warner, Inc., 10.15s, 2012	719	825,153
Time Warner, Inc., 6.625s, 2029	115	94,925
		$ 2,668,071
Media and Entertainment — 0.7%		
Coca Cola Bottling Co., 6.375s, 2009	$ 206	$ 188,422
J Seagram & Sons, Inc., 7.5s, 2018	241	230,536
		$ 418,958
Oils — 3.0%		
Apache Corp., 7.95s, 2026	$ 449	$ 447,841
Coastal Corp., 7.75s, 2010	347	344,665
Occidental Petroleum Corp., 6.75s, 2002	176	172,415
Occidental Petroleum Corp., 6.4s, 2003	173	167,080
Phillips Petroleum Co., 8.75s, 2010	595	626,785
		$ 1,758,786
Railroads — 0.8%		
Union Pacific Corp., 6.34s, 2003	$ 256	$ 245,458
Union Pacific Corp., 6.39s, 2004	237	225,456
		$ 470,914
Retail — 0.5%		
J.Crew Operating Corp., 10.375s, 2007	$ 150	$ 130,500
Kohls Corp., 7.25s, 2029	209	190,372
		$ 320,872
Supermarkets — 1.2%		
Safeway, Inc., 5.875s, 2001	$ 700	$ 685,671
Telecommunications — 6.2%		
Cable & Wireless Optus Finance, 8s, 2010	$ 343	$ 340,884
Cable & Wireless Optus Limited, 8.125s, 2009##	587	592,670
Comcast Corp., 9.125s, 2006	105	109,924
Sprint Capital Corp., 6.5s, 2001	500	493,575
Sprint Capital Corp., 7.625s, 2002	1,010	1,009,283
Sprint Capital Corp., 6.9s, 2019	354	314,763
TCI Communications Financing III, 9.65s, 2027	425	469,540
Telecom de Puerto Rico, Inc., 6.8s, 2009	299	276,907
Telecom de Puerto Rico, Inc., 6.65s, 2006	72	68,133
		$ 3,675,679
U.S. Federal Agencies — 7.3%		
Federal Home Loan Bank, 5.7s, 2009	$ 725	$ 660,431
Federal National Mortgage Assn., 7s, 2029	599	578,715
Federal National Mortgage Assn., 7.5s, 2099	500	492,965
Federal National Mortgage Assn., 6.625s, 2009	615	594,145
Government National Mortgage Assn., 7.5s, 2026	282	280,323
Government National Mortgage Assn., 8s, 2029	1,014	1,024,990
Government National Mortgage Assn. TBA, 7.5s, 2027	675	670,295
		$ 4,301,864
U.S. Treasury Obligations — 21.5%		
U.S. Treasury Bonds, 9.875s, 2015	$1,397	$ 1,894,248
U.S. Treasury Bonds, 6.125s, 2029	7,843	7,921,430

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
U.S. Treasury Obligations — continued		
U.S. Treasury Notes, 5.875s, 2004	$ 214	$ 210,891
U.S. Treasury Notes, 7.875s, 2004	920	974,197
U.S. Treasury Notes, 4.25s, 2010	1,158	1,174,600
U.S. Treasury Notes, 6.5s, 2010	523	540,897
		$12,716,263
Utilities — Electric — 6.6%		
Beaver Valley Funding Corp. II, 9s, 2017	$ 326	$ 332,445
CE Generation LLC, 7.416s, 2018	148	132,570
Cleveland Electric Illuminating Co., 7.67s, 2004	834	821,782
Cleveland Electric Illuminating Co., 9s, 2023	351	354,878
CMS Energy Corp., 8.375s, 2003	453	437,935
CMS Energy Corp., 6.75s, 2004	98	89,915
Commonwealth Edison Co., 8.5s, 2022	82	81,577
Connecticut Light & Power Co., 7.875s, 2001	73	73,234
Connecticut Light & Power Co., 7.875s, 2024	78	77,975
Entergy Mississippi, Inc., 6.2s, 2004	83	78,720
GGIB Funding Corp., 7.43s, 2011	15	14,081
Gulf States Utilities Co., 8.21s, 2002	151	152,238
Gulf States Utilities Co., 8.25s, 2004	41	41,360
Northeast Utilities, 8.58s, 2006	105	105,434
NRG Energy South Central, 8.962s, 2016	161	161,563
RGS Aegco Funding Corp., 9.81s, 2022	400	446,205
Salton Sea Funding Corp., 7.84s, 2010	40	39,056
Toledo Edison Co., 7.875s, 2004	236	230,544
Utilicorp United, Inc., 7s, 2004	69	65,904
Waterford 3 Funding Entergy Corp., 8.09s, 2017	151	143,057
		$ 3,880,473
Total U.S. Bonds		$49,078,313
Foreign Bonds — 12.7%		
Argentina — 0.9%		
Republic of Argentina, 0s, 2001	$ 533	$ 497,022
Belgium — 0.2%		
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	$ 150	$ 126,000
Bermuda — 1.3%		
Global Crossing Holdings Ltd., 9.625s, 2008 (Telecommunications)	$ 781	$ 761,475
Brazil — 0.9%		
Banco Naciona de Desenvolvi, 12.554s, 2008 (Banks and Credit Cos.)##	$ 160	$ 149,600
Banco Nacional de Desenvolvi, 12.554s, 2008 (Banks and Credit Cos.)	100	93,750
Federal Republic of Brazil, 5s, 2014	74	54,400
Federal Republic of Brazil, 12.75s, 2020	90	85,860
Federal Republic of Brazil, 12.25s, 2030	135	124,200
		$ 507,810
Canada — 1.2%		
Apache Finance Canada Corp., 7.75s, 2029 (Oils)	$ 479	$ 469,085
Province of Quebec, 7.5s, 2029	254	249,532
		$ 718,617

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Chile — 1.0%		
Empresa Nacional de Electricid, 7.75s, 2008 (Utilities — Electric)	$ 421	$ 391,202
Empresa Nacional de Electricid, 8.5s, 2009 (Utilities — Electric)##	213	207,513
		$ 598,715
Germany — 1.7%		
Deutsche Telekom International Finance, 7.75s, 2005 (Telecommunications) . . .	$ 701	$ 701,052
Deutsche Telekom International Finance, 8s, 2010 (Telecommunications)	307	309,692
		$ 1,010,744
Israel — 0.8%		
Israel Electric Corp. Ltd., 8.1s, 2096 (Utilities — Electric)	$ 464	$ 394,131
State of Israel, 7.75s, 2010	102	100,709
		$ 494,840
Mexico — 0.6%		
Nuevo Grupo Iusacell S.A. de C.V., 14.25s, 2006 (Telecommunications)## .	$ 100	$ 104,500
United Mexican States, 11.375s, 2016 . .	60	69,150
United Mexican States, 11.5s, 2026	165	199,650
		$ 373,300
Morocco — 0.3%		
Kingdom of Morocco, 7.75s, 2009	$ 185	$ 165,575
Qatar — 0.2%		
State of Qatar, 9.75s, 2030	$ 120	$ 117,900
South Korea — 1.5%		
Cho Hung Bank, 11.5s, 2010 (Banks and Credit Cos.)	$ 140	$ 134,750
Export-Import Bank Korea, 7.1s, 2007 (Banks and Credit Cos.)	337	333,639
Hanvit Bank, 12.75s, 2010 (Banks and Credit Cos.)	200	198,750
Korea Developmental Bank, 6.625s, 2003 (Banks and Credit Cos.)	219	210,349
		$ 877,488
Sweden — 0.8%		
AB Spintab, 6.8s, 2049 (Banks and Credit Cos.)##	$ 465	$ 449,214
Turkey		
Republic of Turkey, 11.875s, 2030	$ 20	$ 21,275
United Kingdom — 1.3%		
British Sky Broadcasting Group, 6.875s, 2009 (Telecommunications).	$ 886	$ 778,360
Total Foreign Bonds		$ 7,498,335
Total Bonds (Identified Cost, $57,598,506)		$ 56,576,648

Short-Term Obligations — 3.4%

Federal Home Loan Bank, due 7/03/00 at Amortized Cost	$2,029	$ 2,028,260
Total Investments (Identified Cost, $59,626,766)		$ 58,604,908

Other Assets, Less Liabilities — 0.7%

	395,090
Net Assets — 100.0%	$ 58,999,998

See portfolio footnotes and notes to financial statements.

Emerging Markets Equity Series
Stocks — 93.0%

Issuer	Shares	Value
Foreign Stocks — 92.5%		
Argentina — 0.1%		
IMPSAT Fiber Networks, Inc. (Telecommunications)*	3,360	$ 56,280
Brazil — 12.0%		
Banco Itau S.A. (Banks and Credit Cos.) .	3,326,400	$ 292,421
Caemi Mineracao e Metalurgica S.A. (Minerals)	1,172,600	145,030
Celular CRT Participacoes, Preferred (Telecommunications)*	100	43,816
Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR (Supermarkets)	9,310	299,084
Companhia Cervejaria Brahma, ADR (Beverages)	9,890	168,130
Embratel Participacoes S.A. (Telecommunications).	15,480	365,715
Petroleo Brasileiro S.A. (Oils)	9,730	293,958
Petroleo Brasileiro S.A., Preferred (Oils). .	32,762	990,310
Tele Celular Sul Participacoes S.A. (Telecommunications)	400	18,100
Tele Centro Oeste Celular Participacoes S.A., ADR (Telecommunications)	42,650	511,800
Tele Centro Sul Participacoes S.A. (Telecommunications)	15,323,683	155,532
Tele Centro Sul Participacoes S.A., ADR (Telecommunications)	2,410	176,081
Tele Centro Sul Participacoes S.A., Preferred (Telecommunications)	10,169,600	147,214
Tele Norte Celular Participacoes S.A., ADR (Cellular Telecommunications) . . .	7,110	360,832
Tele Sudeste Celular Participacoes S.A. (Telecommunications)	6,230	290,232
Telecomunicacoes de Sao Paulo S.A. (Telecommunications)	2,760	76,454
Telemig Celular Participacoes S.A., ADR (Telecommunications)	5,060	361,790
Telesp Participacoes S.A., Preferred (Telecommunications)	7,435	134,432
Uniao de Banco Brasiliero S.A. (Banks and Credit Cos.)	7,790	223,962
		$ 5,054,893
Chile — 0.2%		
Autofagasta Holdings PLC (Minerals)	17,460	$ 93,756
Croatia — 0.4%		
Pliva d.d. Co. (Medical and Health Products)*	4,800	$ 48,720
Pliva d.d. Co., GDR (Medical and Health Products)	10,900	110,635
		$ 159,355
Czechoslovakia — 0.6%		
Cesky Telecom A.S. (Telecommunications)*	14,640	$ 243,756
Dominican Republic — 0.1%		
Tricom S.A., ADR (Telecommunications)* .	3,040	$ 46,550
Egypt — 1.0%		
Al Ahram Beverage Co. S.A., GDR (Beverages)*	9,830	$ 167,110
Egypt Mobile Phone (Telecommunications)*	7,260	236,802
		$ 403,912
Estonia — 0.6%		
AS Eesti Telekom, GDR (Telecommunications)	11,755	$ 239,788

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Finland — 0.5%		
Sonera Group PLC(Telecommunications)	4,600	$ 207,592
Greece — 1.1%		
Hellenic Telecommunication Organization S.A., GDR (Telecommunications)	12,060	$ 295,618
STET Hellas Telecommunications S.A., ADR (Telecommunications)*	8,620	171,323
		$ 466,941
Hong Kong — 7.4%		
China Telecom Hong Kong Ltd. (Telecommunications)*	3,710	$ 659,684
China Telecom Ltd. (Telecommunications)	57,000	502,726
HSBC Holdings PLC (Financial Services)*	34,000	389,288
Li & Fung Ltd. (Consumer Goods and Services)	147,000	735,472
PetroChina Co. Ltd. (Oils).	3,858,000	801,791
		$3,088,961
Hungary — 0.9%		
Magyar Tavkozlesi Rt., ADR (Telecommunications)	10,805	$ 372,097
India — 2.3%		
Infosys Technologies Ltd. (Computer Software).	960	$ 170,160
Mahanagar Telephone Nigam Ltd., GDR (Telecommunications)##	16,500	165,000
Reliance Industries Ltd. (Conglomerate)##	13,280	275,560
Satyam Infoway Ltd. (Computer — Software)*	3,220	71,645
Videsh Sanchar Nigam Ltd., GDR (Telecommunications)##	18,410	280,752
		$ 963,117
Israel — 4.0%		
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	35,580	$ 338,010
Teva Pharmaceutical Industries Ltd., ADR (Pharmaceuticals).	18,210	1,009,517
Amdocs Ltd. (Telecommunciations)* . . .	4,480	343,840
		$1,691,367
Malaysia — 2.1%		
Malaysian Pacific Industries Berhad (Electronics).	45,000	$ 461,854
Resorts World Berhad (Entertainment). . .	32,000	87,581
Sime Darby Berhad (Holding Company) .	69,000	88,613
Telekom Malaysia Berhad (Telecommunications)	29,000	99,976
Unisem (M) Berhad (Electronics)	19,000	135,004
		$ 873,028
Mexico — 9.8%		
Cifra S.A. de C.V. (Retail)*	77,110	$ 181,002
Fomento Economico Mexicano (Beverages)*	3,130	134,786
Grupo Continental S.A. (Food and Beverage Products)	73,200	74,383
Grupo Financiero Banorte S.A. de C.V. (Finance)*	101,790	140,671
Grupo Iusacell S.A. de C.V. (Telecommunications)*	26,800	418,750
Grupo Mexico S.A. (Metals)*	37,090	104,399

Issuer	Shares	Value
Foreign Stocks — continued		
Mexico — continued		
Grupo Modelo S.A. de C.V. (Brewery) . . .	100,130	$ 232,494
Grupo Televisa S.A. de C.V., GDR (Entertainment)*	6,110	421,208
Kimberly-Clark de Mexico S.A. de C.V. (Consumer Products)	118,920	338,356
Organiz Soriana S.A., "B" (Retail) *	84,040	334,759
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	27,872	1,592,188
Tubos de Acero de Mexico S.A. (Steel) . .	5,030	69,791
Wal-Mart de Mexico S.A. de C.V. (Retail)*	3,590	84,250
		$ 4,127,037
Peru — 0.5%		
Telefonica del Peru S.A., ADR (Telecommunications)	17,580	$ 199,972
Philippines — 0.8%		
Philippine Long Distance Telephone Co. (Utilities — Telephone)	18,700	$ 331,925
Poland — 1.7%		
Polski Koncern Naftowy S.A., (Oils)	20,000	$ 187,000
Polski Koncern Naftowy S.A., GDR (Oils)*##	17,120	160,072
Telekomunikacja Polska S.A., GDR (Telecommunications)*	50,700	347,295
		$ 694,367
Russia — 2.3%		
Lukoil Oil Co., ADR (Oils)	8,300	$ 410,850
Surgutneftegaz Jsc (Oils)	32,300	399,713
Tatneft (Oils)	17,700	173,681
		$ 984,244
Singapore — 6.1%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	12,230	$ 1,100,700
Datacraft Asia Ltd. (Telecommunications)	100,000	880,000
DBS Bank, Ltd. (Banks and Credit Cos.) .	930	9,804
DBS Group Holdings Ltd. (Financial Services)	13,000	167,159
Natsteel Electronics Ltd. (Electronics) . . .	138,000	423,631
		$ 2,581,294
South Africa — 7.6%		
Anglo American Corp. (Mining).	6,383	$ 303,334
Anglo American PLC, ADR (Mining)	1,440	68,040
De Beers Centenary AG (Diamonds — Precious Stones)	12,334	300,164
De Beers Consolidated Mines Ltd. (Mining).	3,700	89,956
Dimension Data Holdings Ltd. (Technology)	83,555	691,362
Imperial Holdings Ltd. (Conglomerate)* . .	31,137	253,505
Liberty Life Association of Africa Ltd. (Insurance)	22,443	213,507
Nedcor Ltd. (Banks and Credit Cos.)* . . .	15,654	328,780
Sasol Ltd. (Oils).	57,470	385,676
South African Breweries Ltd. (Brewery) . .	39,946	298,122
South African Breweries Ltd., ADR (Brewery).	34,320	250,607
		$ 3,183,053
South Korea — 12.1%		
Housing & Commercial Bank of Korea (Banks and Credit Cos.)	8,900	$ 208,350
Hyundai Electronics Industries Co. (Electronics).	57,710	1,138,775

Portfolio of Investments (Unaudited) — June 30, 2000

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
South Korea — continued		
Korea Telecom Corp. (Telecommunications)	18,720	$ 905,580
Mirae Corp. (Electronics)	79,500	324,090
Mirae Corp., ADR (Electronics)	3,340	25,885
Samsung Electro Mechanics Co. (Electronics)	2,600	163,010
Samsung Electronics (Electronics)	7,070	2,339,968
		$ 5,105,658
Taiwan — 13.6%		
Acer, Inc., GDR (Computer Software — Systems)	44,310	$ 407,652
Advanced Semiconducor, Inc., GDR (Electronics).	27,020	452,585
Far Eastern Textile Ltd., GDR (Textiles)*. .	9,270	114,485
R.O.C. Taiwan Fund (Closed End Fund)* .	140,380	1,219,551
Ritek Corp. (Computer — Software Systems)##	18,896	147,389
Siliconware Precision Inds Ltd (Electronics)*	77,300	715,025
Taipei Fund (Closed End Fund)*	176	1,673,936
Taiwan Semiconductor Manufacturing Co. Ltd., ADR (Electronics)	25,574	990,992
		$ 5,721,615
Thailand — 2.6%		
Hana Microelectronics Public Co. Ltd. (Electronics).	27,800	$ 205,926
Total Access Communications Public Co., Ltd., ADR (Telecommunications) . .	223,600	898,872
		$ 1,104,798
Turkey — 2.0%		
Turkiye Garanti Bankasi (Banks and Credit Cos.)*	41,316,480	$ 499,764
Vestel Electronic (Electronics)*	1,122,300	339,383
		$ 839,147
Venezuela — 0.1%		
Mavesa S.A. (Consumer Goods and Services)	13,850	$ 43,281
Total Foreign Stocks		$ 38,877,784
U.S. Stocks — 0.5%		
Oil Services — 0.5%		
Santa Fe International Corp.	6,200	$ 216,613
Total Stocks (Identified Cost, $38,199,177)		$ 39,094,397

Short-Term Obligations — 4.9%

	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 7/03/00, at Amortized Cost	$2,081	$ 2,080,240
Total Investments (Identified Cost, $40,279,417)		$41,174,637

Other Assets, Less Liabilities — 2.1%

		862,256
Net Assets — 100.0%		$42,036,893

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000
Global Asset Allocation Series
Stocks — 58.2%

Issuer	Shares	Value
Foreign Stocks — 33.1%		
Australia — 1.2%		
Publishing & Broadcasting Ltd. (Broadcasting)	49,600	$ 381,014
QBE Insurance Group Ltd. (Insurance)* .	231,600	1,131,417
		$ 1,512,431
Bermuda — 0.4%		
FLAG Telecom Holdings Ltd. (Telecommunications)*	11,810	$ 175,674
Global Crossing Ltd. (Telecommunications)*	14,080	370,480
		$ 546,154
Canada — 2.1%		
BCE, Inc. (Telecommunications)	15,408	$ 365,543
Canadian National Railway Co. (Railroads)	32,500	948,594
Exfo Electro Optical Engineering Inc. (Telecommunications)*	150	6,581
Nortel Networks Corp. (Telecommunications)	15,084	1,029,483
Nortel Networks Corp. (Telecommunications)	5,037	349,645
		$ 2,699,846
Finland — 1.2%		
Helsingin Puhelin Oyj (Telecommunications)	14,000	$ 1,371,188
Sonera Oyj (Telecommunications)	3,510	159,993
		$ 1,531,181
France — 3.4%		
Aventis S.A. (Pharmaceuticals)	6,120	$ 446,633
Banque Nationale de Paris (Banks and Credit Cos.)	6,700	644,699
Business Objects S.A., ADR (Computer Software — Systems)*	430	37,894
Sanofi-Synthelabo S.A. (Medical and Health Products)	20,500	976,508
Technip S.A. (Construction)	4,700	568,455
Television Francise (Entertainment)*	3,500	243,900
Total S.A., "B" (Oils)	4,775	732,049
Vivendi S.A. (Business Services)	7,100	626,595
		$ 4,276,733
Hong Kong — 0.1%		
China Telecom Ltd. (Telecommunications)	14,000	$ 123,477
Israel — 0.3%		
Check Point Software Technologies Ltd. (Computer Software — Services)*	880	$ 186,340
Partner Communications Co. Ltd., ADR (Cellular Telephones)*	18,045	171,427
		$ 357,767
Italy — 0.5%		
Telecom Italia Mobile S.p.A., Saving Shares (Telecommunications)	128,400	$ 645,947
Japan — 6.9%		
Canon, Inc. (Special Products and Services)	30,000	$ 1,493,213
Daiwa Securities Group, Inc. (Banks and Credit Cos.)	16,000	211,161
Fast Retailing Co. (Retail)	2,200	920,814
Fujitsu Ltd. (Computer Hardware — Systems)	18,000	622,737
Hitachi Ltd. (Electronics)	99,000	1,427,885

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
Mitsubishi Electric Corp. (Electronics)	36,000	$ 389,593
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	48	638,009
NTT Mobile Communications Network, Inc. (Telecommunications)	68	1,839,744
Sony Corp. (Electronics)	3,000	279,977
Tokyo Broadcasting System, Inc. (Entertainment)	14,000	604,449
Toshiba Corp. (Electronics)	21,000	236,963
		$ 8,664,545
Mexico — 0.5%		
Grupo Iusacell S. A. de C. V., ADR (Telecommunications)*	7,290	$ 113,906
Grupo Television S.A. de C.V., GDR (Entertainment)*	6,100	420,519
Telefonos de Mexico S.A., ADR (Utilities — Telephone)	1,630	93,114
		$ 627,539
Netherlands — 4.0%		
Akzo Nobel N.V. (Chemicals)	27,700	$ 1,176,688
ASM Lithography Holding N.V. (Computer Software — Systems)*	2,200	97,075
Completel Europe N.V. (Telecommunications)*	790	9,804
ING Groep N.V. (Financial Services)*	12,157	821,639
Koninklijke Kpn N.V. (Telecommunications)*	18,818	841,598
Libertel N.V. (Cellular Telephones)*	17,690	269,346
Philips Electronics N.V. (Electronics)	18,400	867,693
Royal Dutch Petroleum Co. (Oils)	12,000	745,733
Versatel Telecommunications N.V. (Telecommunications)*	4,080	171,370
		$ 5,000,946
Norway — 0.1%		
Schibsted ASA (Publishing)	4,140	$ 76,738
Portugal — 0.3%		
Telecel — Comunicacoes Pessoais, S.A. (Telecommunications)*	28,000	$ 424,988
Singapore — 1.6%		
Chartered Semiconductor Manufacturing Co., ADR (Electronics)*	2,860	$ 257,400
Flextronics International Ltd.*, (Electronic Services)	5,220	358,549
Overseas Union Bank Ltd. (Banks and Credit Cos.)	152,248	590,826
Overseas-Chinese Banking Corp. Ltd. (Banks and Credit Cos.)	64,000	441,124
Singapore Press Holdings Ltd. (Printing and Publishing)	21,000	328,410
		$ 1,976,309
South Korea — 0.3%		
Samsung Electronics (Electronics)	1,200	$ 397,166
Spain — 0.4%		
Repsol S.A. (Oils)	24,300	$ 483,653
Sweden — 1.0%		
Ericsson LM, ADR (Telecommunications)	7,080	$ 141,600
Saab AB, "B" (Aerospace)	128,700	1,080,409
Tele1 Europe Holdings AB (Telecommunications)*	640	7,841
		$ 1,229,850

Issuer	Shares	Value
Foreign Stocks — continued		
Switzerland — 0.8%		
Novartis AG (Medical and Health Products)	605	$ 958,621
United Kingdom — 8.0%		
AstraZeneca Group PLC (Medical and Health Products)	16,258	$ 756,186
BAE Systems PLC (Aerospace)*	102,650	639,706
BP Amoco PLC (Oils)*	77,200	740,339
BP Amoco PLC, ADR (Oils)	7,160	404,987
Cable & Wireless Communications PLC, ADR (Telecommunications)	49,050	830,220
Carlton Communicatons PLC (Broadcasting)*	59,600	766,284
CGU PLC (Insurance)*	51,787	861,664
Diageo PLC (Food and Beverage Products)*	63,626	570,708
Next PLC (Retail)	59,200	517,576
Reckitt Benckiser PLC (Consumer Goods and Services)	43,100	482,429
Royal Bank of Scotland PLC (Banks and Credit Cos.)*	37,714	630,931
United News & Media PLC (Broadcasting)	66,500	955,586
Vodafone AirTouch PLC (Telecommunications)*	464,168	1,874,609
		$ 10,031,225
Total Foreign Stocks		$ 41,565,116
U.S. Stocks — 25.1%		
Aerospace — 0.4%		
Boeing Co.	11,340	$ 474,154
Automotive — 0.2%		
Capstone Turbine Corp.*	20	$ 901
Harley-Davidson, Inc.	5,900	227,150
		$ 228,051
Banks and Credit Companies — 0.1%		
Wells Fargo Co.	2,290	$ 88,738
Biotechnology — 0.4%		
Pharmacia Corp.	5,328	$ 275,391
Waters Corp.*	1,680	209,685
		$ 485,076
Business Machines — 0.2%		
Seagate Technology, Inc.*	1,540	$ 84,700
Sun Microsystems, Inc.*	1,850	168,234
		$ 252,934
Business Services — 0.3%		
BEA Systems, Inc.*	1,880	$ 92,943
Computer Sciences Corp.*	4,150	309,953
Nextel Partners, Inc.*	1,570	51,123
		$ 454,019
Cellular Telephones — 0.5%		
Sprint Corp. (PCS Group)*	10,780	$ 641,410
Computer Services		
Stratos Lightwave Inc.*	20	$ 558
Computer Software — Personal Computers — 0.6%		
Mercury Interactive Corp.*	940	$ 90,945
Microsoft Corp.*	8,380	670,400
		$ 761,345
Computer Software — Services — 0.4%		
EMC Corp.*	5,720	$ 440,083

Portfolio of Investments (Unaudited) — June 30, 2000

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Computer Software — Services — continued		
Informatica Corp.*	50	$ 4,097
TIBCO Software, Inc.*	1,200	128,681
		$ 572,861
Computer Software — Systems — 2.4%		
Agile Software Corp.*	160	$ 11,310
Ariba, Inc.*	700	68,633
BMC Software, Inc.*	5,670	206,866
Cadence Design Systems, Inc.*	10,820	220,457
Compuware Corp.*	8,810	91,404
Comverse Technology, Inc.*	1,990	185,070
Digex, Inc.*	1,860	126,364
E.piphany, Inc.*	1,100	117,906
Foundry Networks, Inc.*	80	8,800
I2 Technologies, Inc.*	750	78,199
MMC Networks, Inc.*	560	29,925
Oracle Corp.*	14,050	1,181,078
Rational Software Corp.*	1,330	123,607
Siebel Systems, Inc.*	670	109,587
Storagenetworks Inc.*	50	4,513
VERITAS Software Corp.*	3,070	346,958
Vitria Technology, Inc.*	1,025	62,653
		$ 2,973,330
Conglomerates — 0.4%		
Tyco International Ltd.	11,126	$ 527,094
Consumer Products — 0.2%		
RadioShack Corp.*	6,540	$ 309,832
Consumer Goods and Services — 0.2%		
Colgate-Palmolive Co.	3,850	$ 230,519
Electronics — 4.0%		
Altera Corp.*	2,260	$ 230,379
Analog Devices, Inc.*	5,300	402,800
DuPont Photomasks, Inc.*	1,170	80,145
Fairchild Semiconductor International Co.*	1,220	49,410
Helix Technology Corp.	1,510	58,890
Intel Corp.	5,630	752,661
KLA-Tencor Corp.*	1,230	72,032
Lam Research Corp.*	4,290	160,875
LSI Logic Corp.*	3,160	171,035
Micron Technology, Inc.*	18,300	1,611,544
Novellus Systems, Inc.*	4,580	259,056
Photronics, Inc.*	2,110	59,871
Sanmina Corp.*	1,880	160,740
SCI Systems, Inc.	400	15,675
Solectron Corp.*	2,380	99,662
Tektronix, Inc.	3,730	276,020
Teradyne, Inc.*	1,800	132,300
Varian Semiconductor Equipment Associates, Inc.*	3,490	219,216
Veeco Instruments, Inc.*	2,960	216,820
		$ 5,029,131
Entertainment — 1.3%		
Clear Channel Communications, Inc.*	6,775	$ 508,125
Infinity Broadcasting Corp., "A"*	14,840	540,732
Time Warner, Inc.	3,940	299,440
Viacom, Inc., "B"*	3,827	260,954
		$ 1,609,251
Financial Institutions — 1.1%		
Associates First Capital Corp., "A"	3,970	$ 88,581
Citigroup, Inc.	6,310	380,177
Donaldson, Lufkin & Jenrette, Inc.	1,970	83,602

Issuer	Shares	Value
U.S. Stocks — continued		
Financial Institutions — continued		
Federal National Mortgage Assn.	2,710	$ 141,428
Financial Federal Corp.*	4,570	79,404
Goldman Sachs Group, Inc.	990	93,926
Merrill Lynch & Co., Inc.	2,230	256,450
Morgan Stanley Dean Witter & Co.	3,350	278,888
		$ 1,402,456
Industrial — 0.1%		
Thermo Electron Corp.*	4,510	$ 94,992
Insurance — 0.8%		
American International Group, Inc.	2,000	$ 235,000
Gallagher (Arthur J.) & Co.	3,910	164,220
Hartford Financial Services Group, Inc.	6,390	357,440
Marsh & McLennan Cos., Inc.	2,390	249,606
		$ 1,006,266
Internet — 0.9%		
Allaire Corp.*	590	$ 21,683
Interwoven, Inc.*	230	25,296
Selectica, Inc.*	510	35,732
VeriSign, Inc.*	5,821	1,027,406
		$ 1,110,117
Machinery — 0.2%		
Deere & Co., Inc.	5,520	$ 204,240
Medical and Health Products — 0.7%		
American Home Products Corp.	4,150	$ 243,812
Bristol-Myers Squibb Co.	5,680	330,860
Pfizer, Inc.	7,232	347,136
		$ 921,808
Medical and Health Technology and Services — 0.3%		
Celera Genomics Co.*	510	$ 47,685
Health Management Associates, Inc., "A"*	13,070	170,727
PE Corp.- PE Biosystems Group	2,580	169,957
		$ 388,369
Oil Services — 1.0%		
Baker Hughes, Inc.	7,710	$ 246,720
Cooper Cameron Corp.*	2,210	145,860
Global Marine, Inc.*	12,490	352,062
Halliburton Co.	5,730	270,384
Noble Drilling Corp.*	4,010	165,162
Weatherford International, Inc.*	2,000	79,625
		$ 1,259,813
Oils — 0.8%		
Conoco, Inc., "A"	9,450	$ 207,900
EOG Resources, Inc.	2,670	89,445
Santa Fe International Corp.	9,300	324,919
Transocean Sedco Forex, Inc.	7,310	390,628
		$ 1,012,892
Pharmaceuticals		
Sepracor, Inc.*	420	$ 50,663
Restaurants and Lodging — 0.1%		
Cendant Corp.*	7,540	$ 105,560
Retail — 1.0%		
Best Buy Co., Inc.*	1,300	$ 82,225
CVS Corp.	12,590	503,600
Home Depot, Inc.	1,530	76,404
Office Depot, Inc.*	8,370	52,313
Wal-Mart Stores, Inc.	8,580	494,422
		$ 1,208,964

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
U.S. Stocks — continued		
Supermarkets — 0.4%		
Safeway, Inc.*	10,830	$ 488,704
Telecommunications — 5.2%		
Allegiance Telecom, Inc.*	2,390	$ 152,960
Amdocs Ltd.*	1,300	99,775
American Tower Corp., "A"*	3,780	157,579
AT&T Corp., "A"*	12,250	297,062
Cabletron Systems, Inc.*	9,440	238,360
Cisco Systems, Inc.*	18,240	1,159,380
Copper Mountain Networks, Inc.*	650	57,281
Corning, Inc.	4,130	1,114,584
Cox Communications, Inc.*	6,920	315,292
EchoStar Communications Corp.*	1,260	41,718
Emulex Corp.*	860	56,491
Metromedia Fiber Network, Inc., "A"* . . .	11,650	462,359
MGC Communications, Inc.*	1,530	91,704
NEXTEL Communications, Inc.*	4,360	266,778
Nextlink Communications, Inc., "A"*	3,720	141,128
NTL, Inc.*	18,799	1,125,590
Qwest Communications International, Inc.*	2,100	104,344
Spectrasite Holdings, Inc.*	2,960	83,990
Time Warner Telecom, Inc.*	3,270	210,506
UnitedGlobalCom, Inc.*	3,460	161,755
Williams Communications Group, Inc.* . .	2,790	92,593
Winstar Communications, Inc.*	2,515	85,196
		$ 6,516,425
Telecommunications and Cable — 0.4%		
Comcast Corp., "A"*	11,370	$ 460,485
Utilities — Electric — 0.5%		
AES Corp.*	12,710	$ 579,894
Total U.S. Stocks		$ 31,449,951
Total Stocks (Identified Cost, $62,377,470)		$ 73,015,067

Bonds — 35.5%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 22.3%		
Building — 0.6%		
American Standard, Inc., 7.375s, 2008 . .	$ 675	$ 612,562
Williams Scotsman, Inc., 9.875s, 2007 . .	200	180,000
		$ 792,562
Consumer Goods and Services — 0.1%		
Kindercare Learning Centers, Inc., 9.5s, 2009	$ 100	$ 92,000
Container, Forest and Paper Products — 1.2%		
Ball Corp., 8.25s, 2008	$ 250	$ 233,750
Gaylord Container Corp., 9.75s, 2007 . .	125	97,500
Riverwood International Corp., 10.25s, 2006	675	641,250
Silgan Holdings, Inc., 9s, 2009	500	472,500
		$ 1,445,000
Energy — 1.0%		
P&L Coal Holdings Corp., 8.875s, 2008 .	$ 675	$ 639,562
P&L Coal Holdings Corp., 9.625s, 2008 .	650	602,875
		$ 1,242,437
Federal National Mortgage Association — 6.6%		
FNMA, 7.25s, 2010	$8,165	$ 8,247,222
Food and Beverage Products — 0.4%		
Borden, Inc., 9.25s, 2019###	$ 530	$ 492,132

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Industrial — 0.2%		
IMO Industries, Inc., 11.75s, 2006	$ 250	$ 250,000
Media — 1.3%		
Chancellor Media Corp., 8s, 2008	$ 675	$ 677,531
CSC Holdings, Inc., 9.25s, 2005	250	251,250
Echostar DBS Corp., 9.375s, 2009	675	651,375
		$ 1,580,156
Telecommunications — 0.2%		
Western Wireless Corp., 10.5s, 2007 . . .	$ 250	$ 257,500
Telecom — Wire Less — 0.5%		
Crown Castle International Corp., 10.75s, 2011	$ 650	$ 659,750
U.S. Treasury Obligations — 10.2%		
U.S. Treasury Bonds, 6.125s, 2029	$ 94	$ 94,940
U.S. Treasury Notes, 5.5s, 2008###	3,782	3,620,093
U.S. Treasury Notes, 6s, 2009	9,207	9,133,620
		$ 12,848,653
Total U.S. Bonds		$ 27,907,412
Foreign Bonds — 13.2%		
Argentina — 0.1%		
Republic of Argentina, 0s, 2001	$ 150	$ 132,375
Bermuda — 0.5%		
Global Crossing Holdings Ltd., 9.625s, 2008 (Telecommunications)	$ 675	$ 658,125
Brazil — 0.5%		
Banco Naciona de Desenvolvi, 12.554s, 2008 (Banks and Credit Cos.)	$ 280	$ 261,800
Federal Republic of Brazil, 5s, 2014	154	113,333
Federal Republic of Brazil, 6s, 2024	213	138,727
Federal Republic of Brazil, 12.25s, 2030	140	128,800
		$ 642,660
Bulgaria — 0.3%		
National Republic of Bulgaria, 7.063s, 2024	$ 390	$ 311,955
France — 0.4%		
Republic of France, 4s, 2002	EUR 548	$ 515,431
Germany — 0.7%		
Federal Republic of Germany, 5.375s, 2010	EUR 942	$ 907,776
Grand Cayman Islands — 0.3%		
Pemex Finance Ltd., 9.69s, 2009 (Industrial)	$ 290	$ 306,530
Greece — 0.7%		
Republic of Greece, 6s, 2006	GRD 307,800	$ 867,946
Italy — 1.6%		
Republic of Italy, 4s, 2004	EUR 662	$ 602,783
Republic of Italy, 5.5s, 2010	888	844,888
Republic of Italy, 6s, 2031	544	531,766
		$ 1,979,437
Mexico — 0.1%		
United Mexican States, 9.875s, 2010 . . .	$ 117	$ 122,265
United Mexican States, 11.375s, 2016 . .	50	57,625
		$ 179,890
Morocco — 0.1%		
Kingdom of Morocco, 7.75s, 2009	$ 150	$ 134,250
Netherlands — 0.6%		
Netia Holdings B.V., 10.25s, 2007	$ 245	$ 202,125
United Pan Europe 10.875s, 2009 (Telecommunications)	650	552,500
		$ 754,625

Portfolio of Investments (Unaudited) — June 30, 2000

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Panama — 0.1%		
Republic of Panama, 4s, 2016	$ 87	$ 71,953
Republic of Panama, 8.875s, 2027	85	71,719
		$ 143,672
Qatar — 0.2%		
State of Qatar, 9.75s, 2030##	$ 255	$ 250,537
South Korea — 0.2%		
Hanvit Bank, 12.75s, 2010 (Banks & Credit Cos.)##	$ 190	$ 188,812
Chohung Bank, 11.5s, 2010 (Banks & Credit Cos.)##	100	96,250
		$ 285,062
Turkey — 0.1%		
Republic of Turkey, 11.75s, 2010	$ 124	$ 126,641
Republic of Turkey, 11.875s, 2030	28	29,785
		$ 156,426
United Kingdom — 6.7%		
Colt Telecom Group PLC, 8.875s, 2007 (Telecommunications)	DEM 300	$ 140,494
OTE PLC, 6.125s, 2007 (Industrial)##	EUR 525	492,495
Polestar Corp. PLC, 10.5s, 2008 (Printing)	GBP 250	351,055
United Kingdom Treasury, 7.25s, 2007	4,425	7,397,623
		$ 8,381,667
Total Foreign Bonds		$ 16,608,364
Total Bonds (Identified Cost, $45,090,337)		$ 44,515,776

Preferred Stock — 0.5%

	Shares	
Media — 0.5%		
Primedia, Inc., 8.625%, (Printing & Publishing)* (Identified Cost, $742,500)	7,500	$ 645,000

Call Options Purchased — 0.1%

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Australian Dollars/July/0.585	AUD 2,402	$ 12,404
Japanese Yen/July/105	JPY 593,785	38,002
Mexican Pesos/July/10.199	MXN 29,355	91,706
Total Call Options Purchased (Premiums Paid, $134,421)		$ 142,112

Put Options Purchased — 0.4%

Australian Dollars/August/0.66	AUD 4,383	$ 421
Euro/August/1.07	EUR 3,587	136
Euro/August/1.04	4,184	1,448
Euro/September/0.99	6,955	75,681
Japanese Yen/July/108	JPY 642,310	21,838
Japanese Yen/July/103	592,488	37,919
Japanese Yen/August/102	602,573	91,591
Japanese Yen/September/105	643,107	124,120
Japanese Yen/January/130	29,532	591
British Pounds/August/0.62	GBP 4,155	88,198
British Pounds/August/0.615	4,156	76,303
Total Put Options Purchased (Premiums Paid, $629,118)		$ 518,246

Short-Term Obligations — 4.8%

Issuer	Principal Amount (000 Omitted)	Value
Federal Home Loan Bank, due 7/03/00, at Amortized Cost	$ 6,033	$ 6,030,798
Total Investments (Identified Cost, $115,004,644)		$124,866,999

Call Options Written — (0.1)%

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Australian Dollars/August/0.61	AUD 4,051	$ (109,429)
Australian Dollars/May/0.555	2,012	(10,372)
Canadian Dollars/September/1.4	CAD 7,511	(511)
Japanese Yen/September/93.25	JPY 646,398	(36,845)
Total Call Options Written (Premiums Received $275,437)		$ (157,157)

Put Options Written

Canadian Dollars/July/1.50	CAD 59	$ (7,715)
Canadian Dollars/August/1.49	59	(14,979)
Euro/August/1.12	EUR 4,506	(5)
Japanese Yen/July/108	JPY 642,310	(21,839)
Total Put Options Written (Premiums Received $128,196)		$ (44,538)

Other Assets, Less Liabilities — 0.6%

Other Assets, Less Liabilities — 0.6%	792,459
Net Assets — 100.0%	$125,457,763

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Global Governments Series

Bonds — 74.0%

Issuer		Principal Amount (000 Omitted)	Value
Foreign Bonds — 44.7%			
Australia — 0.6%			
Commonwealth of Australia, 6.75s, 2006 .	AUD	642	$ 396,740
Canada — 3.0%			
Government of Canada, 5.25s, 2008	$	737	$ 655,389
Government of Canada, 5.5s, 2009	CAD	1,969	1,300,844
			$ 1,956,233
Denmark — 1.5%			
Kingdom of Denmark, 7s, 2007	DKK	7,008	$ 962,525
France — 2.3%			
Republic of France, 4s, 2009	EUR	1,720	$ 1,481,850
Germany — 15.9%			
Federal Republic of Germany, 8s, 2002 . .	EUR	2,100	$ 2,116,821
Federal Republic of Germany, 6.75s, 2004		4,247	4,284,574
Federal Republic of Germany, 4.75s, 2008		1,556	1,439,553
Federal Republic of Germany, 4.5s, 2009		2,768	2,509,683
			$10,350,631
Greece — 1.8%			
Hellenic Republic, 8.9s, 2003	GRD	43,800	$ 132,573
Hellenic Republic, 8.7s, 2005		210,000	657,529
Hellenic Republic, 8.6s, 2008		120,000	390,521
			$ 1,180,623
Italy — 7.1%			
Republic of Italy, 5s, 2008	EUR	4,991	$ 4,612,063
Japan — 2.9%			
Development Bank of Japan, 1.75s, 2010 (Banks and Credit Cos.)	JPY	61,000	$ 572,680
Japan Bank for International Cooperation, 7.125s, 2005 (Banks and Credit Cos.)	$	1,310	1,310,197
			$ 1,882,877
Mexico — 0.5%			
United Mexican States, 9.875s, 2010 . . .	$	301	$ 314,545
Supra-National — 2.1%			
International Bank for Reconstruction & Development, 2s, 2008 (Banks and Credit Cos.)	JPY	141,400	$ 1,384,890
Sweden — 1.4%			
Kingdom of Sweden, 6s, 2005	SEK	2,100	$ 244,777
Kingdom of Sweden, 9s, 2009		4,600	655,423
			$ 900,200
United Kingdom — 5.6%			
UK Treasury, 7s, 2002	GBP	736	$ 1,133,726
UK Treasury, 7.25s, 2007		774	1,293,957
UK Treasury, 8s, 2015		438	881,726
UK Treasury, 6s, 2028		198	373,590
			$ 3,682,999
Total Foreign Bonds			$29,106,176
U.S. Bonds — 29.3%			
U.S. Treasury Bonds, 6.25s, 2023	$	3,886	$ 3,917,554
U.S. Treasury Notes, 8s, 2001		4,146	4,197,162
U.S. Treasury Notes, 6.75s, 2005		2,540	2,599,131
U.S. Treasury Notes, 6.125s, 2007		5,176	5,141,217
U.S. Treasury Notes, 5.5s, 2009		1,332	1,274,551
U.S. Treasury Notes, 4.25s, 2010		592	600,718

Issuer		Principal Amount (000 Omitted)	Value
U.S. Bonds — continued			
U.S. Treasury Notes, 6.5s, 2010	$	1,258	$ 1,301,049
Total U.S. Bonds			$19,031,382
Total Bonds (Identified Cost, $48,696,559)			$48,137,558

Call Options Purchased

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	Value
Japanese Yen/July/105 (Premiums Paid, $38,452)	JPY	309,381	$ 19,800

Put Options Purchased — 0.2%

Japanese Government Bonds/August/ 132.49	JPY	1,000,000	$ 104,166
Japanese Yen/July/103		307,675	19,691
Japanese Yen/July/108		348,283	11,842
Japanese Yen/Euro/January/130		18,245	365
Total Put Options Purchased (Premiums Paid, $161,170)			$ 136,064

Short-Term Obligations — 26.8%

Issuer		Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 7/03/00, at Amortized Cost	$	17,393	$17,386,652
Total Investments (Identified Cost, $66,282,833)			$65,680,074

Call Options Written

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	Value
Australian Dollars/May/0.555	AUD	1,051	$ (5,419)
Canadian Dollars/September/1.4	CAD	5,368	(365)
Total Call Options Written (Premiums Received $44,714)			$ (5,784)

Put Options Written — (0.1)%

Japanese Government Bonds/August/ 132.49	JPY	1,000,000	$ (79,657)
Japanese Yen/July/108		348,283	(11,842)
Total Put Options Written (Premiums Received $130,114)			$ (91,499)

Other Assets, Less Liabilities — (0.9)% . . . . (553,706)

Net Assets — 100.0% $65,029,085

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Global Total Return Series

Stocks — 60.7%

Issuer	Shares	Value
Foreign Stocks — 45.5%		
Australia — 2.1%		
Australia & New Zealand Banking Group Ltd. (Banks and Credit Cos.)*	56,717	$ 434,329
QBE Insurance Group Ltd. (Insurance)* .	291,455	1,423,822
Telstra Corp. Ltd. (Telecommunications) .	75,200	304,792
		$ 2,162,943
Canada — 2.2%		
BCE, Inc. (Telecommunications)	9,400	$ 223,838
Canadian National Railway Co. (Railroads)	26,420	771,134
Manitoba Telecom Services (Telecommunications)	17,700	304,471
Nortel Networks Corp. (Telecommunications)	14,761	1,007,438
		$ 2,306,881
Denmark — 0.4%		
ISS International Service Systems Co. (Business Services)*	4,800	$ 365,465
France — 5.6%		
Aventis S.A. (Pharmaceuticals)	6,900	$ 503,556
AXA (Insurance)	2,900	456,776
Castorama Dubois Investisse (Stores — Building Products)	3,093	764,718
Pinault-Printemps-Redoute S.A. (Retail) .	3,315	736,379
Sanofi-Synthelabo S.A. (Medical and Health Products)	9,280	442,049
Societe Television Francaise 1 (Entertainment)*	16,900	1,177,690
STMicroelectronics N.V. (Electronics) . . .	14,400	907,252
Technip S.A. (Construction)	2,900	350,749
Total Fina S.A. (Oils)	6,492	498,667
		$ 5,837,836
Germany — 1.7%		
Fresenius AG (Medical Supplies)	1,600	$ 369,621
Henkel KGaA (Chemicals)	11,832	675,431
Prosieben Media AG, Preferred (Entertainment)	5,700	708,719
		$ 1,753,771
Hong Kong — 0.6%		
China Telecom Ltd. (Telecommunications)	72,000	$ 635,022
Italy — 0.8%		
San Paolo Imi S.p.A. (Banks and Credit Cos.).	46,230	$ 820,398
Japan — 11.8%		
Canon, Inc. (Office Equipment).	29,000	$ 1,443,439
Eisai Co. Ltd. (Medical and Health Products).	15,000	480,769
Fuji Heavy Industries Ltd. (Automotive) . .	38,000	275,829
Fujitsu Ltd. (Computer Hardware — Systems)	26,000	899,510
Hitachi Ltd. (Electronics)	68,000	980,769
Nintendo Co. (Entertainment)	1,600	279,336
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	21	279,129
Nitto Denko Corp. (Industrial Goods and Services).	9,000	347,002
NTT Mobile Communications Network, Inc. (Telecommunications).	33	892,817
Orix Corp. (Financial Services)	2,520	371,776
Rohm Co. (Electronics)	4,700	1,373,492
Secom Co. (Security Services)	11,000	803,639

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
Sony Corp. (Electronics)	5,600	$ 522,624
Takeda Chemical Industries Co. (Pharmaceuticals)	13,000	852,941
Terumo Corp. (Medical Supplies)	21,000	710,690
Tokyo Broadcasting System, Inc. (Entertainment)	8,000	345,400
Tokyo Gas Co. Ltd. (Gas).	126,000	353,959
Uni Charm Corp. (Forest and Paper Products).	2,500	151,301
Ushio, Inc. (Electronics)	17,000	467,949
Victor Company of Japan (Telecommunications)	47,000	414,263
		$ 12,246,634
Mexico — 0.9%		
Fomento Economico Mexicano S.A. (Beverages)*	7,100	$ 305,744
Grupo Iusacell S. A. de C. V., ADR (Telecommunications)*	11,100	173,438
Grupo Television S.A. de C.V., GDR (Entertainment)*	5,900	406,731
		$ 885,913
Netherlands — 4.0%		
Akzo Nobel N.V. (Chemicals)	29,276	$ 1,243,636
Hunter Douglas N.V., ADR (Consumer Goods and Services)*.	17,500	473,601
ING Groep N.V. (Financial Services)*. . . .	11,554	780,885
KPN N.V. (Telecommunications)*.	8,062	360,557
Royal Dutch Petroleum Co., ADR (Oils) . .	21,929	1,350,004
		$ 4,208,683
Singapore — 0.3%		
Singapore Press Holdings Ltd. (Printing and Publishing)	21,000	$ 328,410
South Korea — 0.1%		
Korea Electric Power Corp., ADR (Utilities — Electric)	7,952	$ 146,615
Spain — 2.7%		
Altadis (Tobacco)	69,027	$ 1,054,291
Repsol S.A. (Oils)	18,800	374,184
Telefonica S.A. (Telecommunications) . . .	64,000	1,374,624
		$ 2,803,099
Sweden — 1.2%		
Saab AB, "B" (Aerospace and Defense) .	78,515	$ 659,116
Skandia Forsakrings AB (Insurance)	22,400	592,082
		$ 1,251,198
Switzerland — 1.1%		
Nestle S.A. (Food and Beverage Products).	586	$ 1,173,222
United Kingdom — 10.0%		
AstraZeneca Group PLC (Pharmaceuticals)	8,866	$ 412,372
Boots Co. PLC (Retail)*	66,400	505,197
British Aerospace PLC (Aerospace and Defense)*	94,063	586,193
British Petroleum Amoco PLC, ADR (Oils).	23,912	1,352,522
British Telecommunications PLC (Telecommunications)*	42,947	554,773
Cable & Wireless Communications PLC, ADR (Telecommunications)	14,476	245,021
Carlton Communicatons PLC (Broadcasting)*	33,700	433,284

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — continued		
CGNU PLC (Insurance)*	44,304	$ 737,157
Compass Group PLC (Food — Catering) .	62,292	820,211
Diageo PLC (Food and Beverage Products)*	72,950	654,341
HSBC Holdings PLC (Banks and Credit Cos.)*	59,600	681,091
Lloyds TSB Group PLC (Banks and Credit Cos.)*	33,724	318,308
Reuters Group PLC (Business Services) .	39,500	673,357
United News & Media PLC (Broadcasting)	55,000	790,334
Vodafone AirTouch PLC (Telecommunications)*	393,944	1,590,999
		$ 10,355,160
Total Foreign Stocks		$ 47,281,250
U.S. Stocks — 15.2%		
Advertising — 0.3%		
Omnicom Group, Inc.	3,400	$ 302,812
Aerospace and Defense — 0.4%		
Boeing Co.	11,300	$ 472,481
Automotive — 0.1%		
Delphi Automotive Systems Corp.	9,200	$ 133,975
Beverages — 0.9%		
Anheuser-Busch Cos., Inc.	12,800	$ 956,000
Business Machines — 0.8%		
International Business Machines Corp. . . .	6,090	$ 667,236
Xerox Corp.	6,220	129,065
		$ 796,301
Computer Services — 0.3%		
Computer Sciences Corp.*	4,100	$ 306,219
Computer Software — Personal Computers — 1.6%		
Hewlett-Packard Co.	13,200	$ 1,648,350
Conglomerates — 0.6%		
Tyco International Ltd.	14,214	$ 673,388
Construction Services — 0.3%		
Martin Marietta Materials, Inc.	9,098	$ 367,900
Consumer Goods and Services — 0.4%		
Philip Morris Cos., Inc.	14,076	$ 373,894
Electrical Equipment — 1.1%		
General Electric Co.	21,300	$ 1,128,900
Electronics — 1.1%		
Agilent Technologies, Inc.*	5,034	$ 371,257
Emerson Electric Co.	13,400	809,025
		$ 1,180,282
Financial Institutions — 0.1%		
Goldman Sachs Group, Inc.	600	$ 56,925
Financial Services — 0.3%		
Merrill Lynch & Co., Inc.	3,000	$ 345,000
Insurance — 2.3%		
American International Group, Inc.	10,750	$ 1,263,125
MetLife, Inc.*	6,330	133,326
ReliaStar Financial Corp.	18,598	975,232
		$ 2,371,683
Machinery — 0.3%		
Ingersoll Rand Co.	6,800	$ 273,700
Oil Services — 0.6%		
Halliburton Co.	12,400	$ 585,125

Issuer	Shares	Value
U.S. Stocks — continued		
Oils — 0.4%		
Exxon Mobil Corp.	5,361	$ 420,838
Pharmaceuticals — 1.7%		
Bristol-Myers Squibb Co.	16,412	$ 955,999
Pharmacia Corp.	16,368	846,021
		$ 1,802,020
Special Products and Services — 0.1%		
United Parcel Service, Inc.	1,490	$ 87,910
Telecommunications — 0.8%		
Bell Atlantic Corp.	13,800	$ 701,213
NTL, Inc.*	2,759	165,195
		$ 866,408
U.S. Federal Agencies — 0.3%		
Freddie Mac Corp.	6,543	$ 264,992
Utilities — Electric — 0.4%		
Sierra Pacific Resources Co.	33,281	$ 418,093
Total U.S. Stocks		$ 15,833,196
Total Stocks (Identified Cost, $51,445,252)		$ 63,114,446

Bonds — 36.6%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 21.4%		
Federal National Mortgage Association — 0.8%		
FNMA, 6.5s, 2004	$ 824	$ 808,163
U.S. Treasury Obligations — 20.6%		
U.S. Treasury Bonds, 6.25s, 2023	$ 4,572	$ 4,609,124
U.S. Treasury Notes, 8s, 2001	6,759	6,842,406
U.S. Treasury Notes, 6.125s, 2007	6,179	6,137,477
U.S. Treasury Notes, 5.625s, 2008	635	612,578
U.S. Treasury Notes, 3.875s, 2009	408	401,908
U.S. Treasury Notes, 5.5s, 2009	1,495	1,430,521
U.S. Treasury Notes, 4.25s, 2010	1,323	1,341,811
		$ 21,375,825
Total U.S. Bonds		$ 22,183,988
Foreign Bonds — 15.2%		
Australia — 0.2%		
Commonwealth of Australia, 6.75s, 2006	AUD 407	$ 251,516
Canada — 1.2%		
Government of Canada, 5.25s, 2008 . .	$ 459	$ 408,173
Government of Canada, 5.5s, 2009 . . .	CAD 1,251	826,489
		$ 1,234,662
Denmark — 1.1%		
Kingdom of Denmark, 7s, 2007	DKK 8,363	$ 1,148,630
France — 0.7%		
Republic of France, 4s, 2009	EUR 857	$ 738,341
Germany — 3.5%		
Federal Republic of Germany, 4.5s, 2009	EUR 4,041	$ 3,663,883
Greece — 1.0%		
Hellenic Republic, 8.9s, 2003	GRD 174,000	$ 526,660
Hellenic Republic, 8.7s, 2005	112,000	350,682
Republic of Greece, 8.6s, 2008	52,000	169,226
		$ 1,046,568
Italy — 1.3%		
Republic of Italy, 5s, 2008	EUR 1,415	$ 1,307,567
Japan — 2.5%		
Development Bank of Japan, 1.75s, 2010 (Banks and Credit Cos.)	JPY 51,000	$ 478,798

Portfolio of Investments (Unaudited) — June 30, 2000

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Japan — continued		
International Bank for Reconstruction & Development, 2s, 2008 (Banks and Credit Cos.)	JPY 187,300	$ 1,834,440
Japan Bank for International Cooperation, 7.125s, 2005 (Banks and Credit Cos.).	$ 257	257,039
		$ 2,570,277
Mexico — 0.2%		
United Mexican States, 9.875s, 2010 . . .	$ 192	$ 200,640
Sweden — 0.4%		
Kingdom of Sweden, 6s, 2005	SEK 1,100	$ 128,216
Kingdom of Sweden, 9s, 2009	2,400	341,960
		$ 470,176
United Kingdom — 3.1%		
United Kingdom Treasury, 6.5s, 2003 . . .	GBP 1,500	$ 2,312,131
United Kingdom Treasury, 6.75s, 2004 . .	560	883,649
		$ 3,195,780
Total Foreign Bonds		$ 15,828,040
Total Bonds (Identified Cost, $39,408,947)		$ 38,012,028

Call Options Purchased

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Japanese Government Bonds/August/ 132.49 (Premiums Paid, $13,001)	JPY 140,000	$ 14,583

Short-Term Obligations — 3.2%

Issuer	Principal Amount (000 Omitted)	Value
Associates First Capital Corp., due 7/03/00, at Amortized Cost	$ 3,321	$ 3,319,727
Total Investments (Identified Cost, $94,186,927)		$104,460,784

Put Options Written

Issuer/Expiration Month/Strike Price	Principal Amount of Contracts (000 Omitted)	Value
Japanese Government Bonds/August/ 132.49 (Premiums Received, $13,001) .	JPY(140,000)	$ (11,152)

Other Assets, Less Liabilities — (0.5%) — (503,563)

Net Assets — 100.0% $103,946,069

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000
Government Securities Series
Bonds — 94.6%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Federal Agencies — 51.1%		
Aid to Israel, 5.625s, 2003	$ 2,000	$ 1,925,020
Aid To Lebanon, 7.62s, 2009	7,945	7,974,736
Aid To Peru, 9.98s, 2008	4,640	5,022,556
Federal Home Loan Bank, 7.5s, 2027 . . .	2,370	2,338,825
Federal Home Loan Bank, 6.5s, 2029 . . .	42,666	40,270,330
Federal Home Loan Mortgage Corp., 7.5s, 2001.	1,209	1,205,525
Federal Home Loan Mortgage Corp., 6.875s, 2005	12,250	12,173,437
Federal Home Loan Mortgage Corp., 6.625s, 2009	15,000	14,486,700
Federal Home Loan Mortgage Corp., 6.5s, 2029	4,986	4,705,891
Federal National Mortgage Assn., 6.75s, 2003	5,197	5,136,711
Federal National Mortgage Assn., 7.27s, 2005	5,906	5,811,246
Federal National Mortgage Assn., 8s, 2005	8,332	8,185,874
Federal National Mortgage Assn., 6.132s, 2011	2,806	2,714,179
Federal National Mortgage Assn., 6.859s, 2011	7,952	7,872,585
Federal National Mortgage Assn., 7.5s, 2015	9,697	9,666,402
Federal National Mortgage Assn., 6.765s, 2020	25	24,953
Federal National Mortgage Assn., 6.5s, 2027	18,013	16,984,316
Federal National Mortgage Assn., 7s, 2029	35,162	33,949,437
Federal National Mortgage Assn., 7.5s, 2029	2,683	2,645,696
Federal National Mortgage Assn., 7s, 2030	11,531	11,133,742
Federal National Mortgage Assn., 7.5s, 2030	13,283	13,096,295
Financing Corp., 9.4s, 2018	4,845	5,922,237
Financing Corp., 9.8s, 2018	5,600	7,074,368
Financing Corp., 10.35s, 2018	5,100	6,738,375
Resolution Funding Corp., 8.875s, 2020 .	6,000	7,327,500
Tennessee Valley Authority, 0s, 2042. . . .	12,500	5,027,000
U.S. Department of Housing & Urban Development, 6.83s, 2003.	8,025	7,975,004
U.S. Department of Housing & Urban Development, 6.59s, 2016.	5,744	5,191,313
U.S. Department of Veterans Affairs, 7.5s, 2009	6,812	6,850,283
Total U.S. Federal Agencies		$259,430,536
U.S. Government Guaranteed — 43.5%		
Government National Mortgage Association — 17.6%		
GNMA, 6.5s, 2003 – 2026	$ 644	$ 611,358
GNMA, 7s, 2008 – 2029.	33,852	32,928,481
GNMA, 7.5s, 2023 – 2027	23,867	23,711,936
GNMA, 8s, 2026 – 2030.	26,684	26,986,267
GNMA, 8.5s, 2022.	5,118	5,243,683
GNMA, 12.25s, 2015	4	4,248
		$ 89,485,973
Maritime Administration — 2.0%		
Empresa Energetica Cornito Ltd., 6.07s, 2010	$11,125	$ 10,191,390

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Government Guaranteed — continued		
Small Business Administration — 2.1%		
SBA, 8.2s, 2005	$ 344	$ 352,998
SBA, 8.4s, 2007	229	231,483
SBA, 9.65s, 2007	106	107,872
SBA, 6.24s, 2009	8,500	7,639,375
SBA, 8.7s, 2009	2,028	2,073,557
SBA, 9.05s, 2009	215	220,837
SBA, 10.05s, 2009	209	218,673
		$ 10,844,795
U.S. Treasury Obligations — 21.8%		
U.S. Treasury Bonds, 10.375s, 2012	$11,300	$ 13,893,689
U.S. Treasury Bonds, 9.875s, 2015	30,020	40,705,319
U.S. Treasury Bonds, 3.625s, 2028	10,551	10,056,568
U.S. Treasury Bonds, 6.125s, 2029	12,000	12,120,000
U.S. Treasury Notes, 6.5s, 2002	10,000	10,012,500
U.S. Treasury Notes, 5.5s, 2003	8,600	8,417,250
U.S. Treasury Notes, 5.875s, 2004	1,500	1,478,205
U.S. Treasury Notes, 4.25s, 2010	9,667	9,805,540
U.S. Treasury Notes, 6.5s, 2010	4,000	4,136,880
		$110,625,951
Total U.S. Government Guaranteed		$221,148,109
Total Bonds (Identified Cost, $492,759,530)		$480,578,645

Repurchase Agreement — 4.3%

Issuer	Principal Amount (000 Omitted)	Value
Merrill Lynch, dated 6/30/00, due 7/3/00, total to be received $22,011,096 (secured by various U.S. Treasury and Federal Agency obligations in a jointly traded account), at cost	$22,007	$ 22,007,000
Total Investments (Identified Cost, $514,766,530)		$502,585,645

Other Assets, Less Liabilities — 1.1%

	5,650,573
Net Assets — 100.0%	$508,236,218

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

High Yield Series

Bonds — 89.6%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 76.0%		
Aerospace — 2.9%		
Airplane Pass-Through Trust, 10.875s, 2019†	$ 691	$ 561,678
Argo Tech Corp., 8.625s, 2007	1,835	1,284,500
BE Aerospace, Inc., 9.875s, 2006	1,150	1,086,750
BE Aerospace, Inc., 8s, 2008	150	126,750
BE Aerospace, Inc., 9.5s, 2008	425	391,000
K & F Industries, Inc., 9.25s, 2007	2,615	2,471,175
L-3 Communications Corp., 10.375s, 2007	605	615,588
L-3 Communications Corp., 8s, 2008 . . .	800	712,000
L-3 Communications Corp., 8.5s, 2008 . .	475	437,000
MOOG, Inc., 10s, 2006	1,575	1,567,125
Stellex Industries, Inc., 9.5s, 2007	530	50,350
United Defense Industries, Inc., 8.75s, 2007	690	638,250
		$ 9,942,166
Building — 3.8%		
AAF-McQuay, Inc., 8.875s, 2003	$ 250	$ 215,000
American Standard, Inc., 7.375s, 2008 . .	1,195	1,084,462
American Standard, Inc., 7.625s, 2010 . .	200	183,000
Building Materials Corp., 7.75s, 2005 . . .	1,500	1,237,500
Building Materials Corp., 8.625s, 2006 . .	140	121,800
Building Materials Corp., 8s, 2007	1,750	1,496,250
Formica Corp., 10.875s, 2009.	2,150	1,677,000
MMI Products, Inc., 11.25s, 2007	1,425	1,403,625
Nortek, Inc., 9.875s, 2004	360	341,100
Nortek, Inc., 9.25s, 2007	2,370	2,215,950
Nortek, Inc., 8.875s, 2008	290	262,450
Schuff Steel Co., 10.5s, 2008	580	400,200
UDC Homes, Inc., 0s, 2000	7	3,644
Williams Scotsman, Inc., 9.875s, 2007. . .	2,850	2,565,000
		$ 13,206,981
Business Services — 0.9%		
Anacomp, Inc., 10.875s, 2004	$1,700	$ 1,054,000
Iron Mountain, Inc., 10.125s, 2006	805	805,000
Pierce Leahy Corp., 11.125s, 2006	453	465,458
Pierce Leahy Corp., 9.125s, 2007	675	634,500
		$ 2,958,958
Chemicals — 2.7%		
Huntsman ICI Holdings, 0s, 2009	$ 250	$ 82,500
Huntsman ICI Holdings, 10.125s, 2009 . .	2,625	2,638,125
Lyondell Chemical Co., 9.625s, 2007 . . .	1,475	1,460,250
Lyondell Chemical Co., 9.875s, 2007 . . .	1,250	1,237,500
Lyondell Chemical Co., 10.875s, 2009. . .	500	496,250
Sovereign Specialty Chemicals, 11.875s, 2010##	1,500	1,545,000
Sterling Chemicals, Inc., 11.75s, 2006. . .	240	194,400
Sterling Chemicals, Inc., 12.375s, 2006. .	565	587,600
Sterling Chemicals, Inc., 11.25s, 2007. . .	1,100	869,000
Sterling Chemicals, Inc., 0s to 2001, 13.5s to 2008.	575	247,250
		$ 9,357,875
Consumer Goods and Services — 4.0%		
American Safety Razor Co., 9.875s, 2005	$1,000	$ 957,500
General Binding Corp., 9.375s, 2008 . . .	1,440	936,000
Kindercare Learning Centers, Inc., 9.5s, 2009	1,875	1,725,000
Polaroid Corp., 11.5s, 2006	805	837,200
Polymer Group, Inc., 9s, 2007	1,125	956,250
Polymer Group, Inc., 8.75s, 2008	500	415,000
Remington Products Co. LLC, 11s, 2006 .	515	435,175

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Consumer Goods and Services — continued		
Samsonite Corp., 10.75s, 2008	$2,370	$ 1,973,025
Sealy Mattress Co., 9.875s, 2007	1,755	1,676,025
Simmons Co., 10.25s, 2009	2,360	2,094,500
Synthetic Industries, Inc., 13s, 2000	1,525	1,502,125
Westpoint Stevens, Inc., 7.875s, 2005 . .	700	584,500
		$ 14,092,300
Container, Forest and Paper Products — 5.5%		
Applied Extrusion Technologies, Inc.,		
11.5s, 2002	$1,690	$ 1,702,675
Atlantis Plastics, Inc., 11s, 2003	525	523,031
Buckeye Cellulose Corp., 8.5s, 2005 . . .	1,525	1,460,188
Buckeye Technologies, Inc., 8s, 2010 . .	900	816,750
Consolidated Container Co.,		
10.125s, 2009	375	371,250
Gaylord Container Corp., 9.375s, 2007 . .	750	585,000
Gaylord Container Corp., 9.75s, 2007 . .	1,500	1,170,000
Gaylord Container Corp., 9.875s, 2008 . .	3,060	1,989,000
Huntsman Packaging Corp., 13s, 2010##	660	679,800
Riverwood International Corp.,		
10.25s, 2006	2,350	2,232,500
Riverwood International Corp.,		
10.875s, 2008	1,100	957,000
Silgan Holdings, Inc., 9s, 2009	3,000	2,835,000
Speciality Paperboard, Inc., 9.375s, 2006	800	768,000
U.S. Can Corp., 10.125s, 2006	1,675	1,712,687
U.S. Timberlands, 9.625s, 2007	1,515	1,333,200
		$ 19,136,081
Energy — 4.9%		
AmeriGas Partners LP, 10.125s, 2007 . . .	$1,600	$ 1,600,000
Cheasapeake Energy Corp.,		
9.625s, 2005	3,235	3,162,212
Clark Refining & Marketing, Inc.,		
8.625s, 2008	1,050	824,250
Clark USA, Inc., 10.875s, 2005	1,540	847,000
Continental Resources, Inc.,		
10.25s, 2008	1,625	1,454,375
Forest Oil Corp., 10.5s, 2006	925	941,188
HS Resources, Inc., 9.25s, 2006	485	475,300
Ocean Energy, Inc., 8.875s, 2007	1,645	1,636,775
P&L Coal Holdings Corp., 8.875s, 2008 .	870	824,325
P&L Coal Holdings Corp., 9.625s, 2008 .	2,560	2,374,400
Pioneer Natural Resources Co.,		
9.625s, 2010	1,525	1,570,750
Pride International, Inc., 10s, 2009	155	158,875
R & B Falcon Corp., 9.5s, 2008	1,005	1,010,025
		$ 16,879,475
Financial Institutions — 1.1%		
Merrill Lynch Mortgage Investors, Inc.,		
8.434s, 2022†	$ 500	$ 477,656
Morgan Stanley Capital I, Inc.,		
6.86s, 2010	745	587,850
Morgan Stanley Capital I, Inc.,		
7.748s, 2010	940	697,840
Willis Corroon Corp., 9s, 2009	2,495	2,089,563
		$ 3,852,909
Gaming and Hotels — 7.3%		
Agrosy Gaming Co., 10.75s, 2009	$ 145	$ 150,438
Aztar Corp., 8.875s, 2007	2,465	2,317,100
Boyd Gaming Corp., 9.5s, 2007	3,500	3,360,000
Coast Hotels & Casinos, Inc., 9.5s, 2009.	2,925	2,793,375
Eldorado Resorts LLC, 10.5s, 2006.	800	798,000
HMH Properties, Inc., 8.45s, 2008.	1,070	991,087

Issuer	Principal Amount (000 Omitted)	Value
Bonds — continued		
Gaming and Hotels — continued		
Hollywood Park, Inc., 9.25s, 2007	$1,420	$ 1,412,900
Horseshoe Gaming LLC, 8.625s, 2009 . .	1,815	1,706,100
Isle of Capri Casinos, Inc., 8.75s, 2009 . .	1,550	1,426,000
MGM Grand, Inc., 9.75s, 2007	2,270	2,304,050
Park Place Entertainment Corp.,		
7.875s, 2005	2,525	2,373,500
Prime Hospitality Corp., 9.75s, 2007	1,950	1,872,000
Santa Fe Hotel, Inc., 11s, 2000.	1,045	1,029,325
Station Casinos, Inc., 8.875s, 2008	2,375	2,232,500
Station Casinos, Inc., 9.875s, 2010	580	582,900
		$ 25,349,275
Industrial — 4.3%		
Allied Waste North America, Inc.,		
7.625s, 2006	$ 835	$ 726,450
Allied Waste North America, Inc.,		
10s, 2009	230	194,350
Blount, Inc., 13s, 2009.	1,000	1,020,000
Columbus McKinnon Corp., 8.5s, 2008 . .	1,635	1,422,450
Day International Group, Inc.,		
11.125s, 2005	1,200	1,170,000
Hayes Wheels International, Inc.,		
11s, 2006	950	933,375
Hayes Wheels International, Inc.,		
9.125s, 2007	1,375	1,227,187
Haynes International, Inc.,		
11.625s, 2004	1,925	1,347,500
IMO Industries, Inc., 11.75s, 2006.	1,585	1,585,000
International Knife & Saw, Inc.,		
11.375s, 2006	1,325	689,000
Motors & Gears, Inc., 10.75s, 2006.	375	360,938
Newcor, Inc., 9.875s, 2008.	675	202,500
Numatics, Inc., 9.625s, 2008	330	264,000
Oxford Automotive, Inc., 10.125s, 2007 . .	25	23,750
Simonds Industries, Inc., 10.25s, 2008 . .	1,550	1,272,938
Thermadyne Holdings Corp., 0s to 2003,		
12.5s to 2008.	2,900	1,044,000
Thermadyne Manufacturing/Capital		
Corp., 9.875s, 2008	1,950	1,499,062
		$ 14,982,500
Media — 14.5%		
Acme Television LLC, 0s to 2000,		
10.875s to 2004	$ 675	$ 644,625
Adelphia Communications Corp.,		
8.375s, 2008	3,050	2,684,000
Allbritton Communications Co.,		
9.75s, 2007	1,300	1,235,000
Avalon Cable Holdings LLC, 0s to 2003,		
11.875s to 2008	1,950	1,262,625
Benedek Communications Corp.,		
0s to 2001, 13.25s to 2006	1,830	1,427,400
CD Radio Inc., 14.5s, 2009	600	552,000
Chancellor Media Corp., 8.75s, 2007 . . .	650	650,812
Chancellor Media Corp., 8s, 2008.	2,100	2,107,875
Charter Communications Holdings,		
8.25s, 2007	3,250	2,876,250
Charter Communications Holdings,		
0s to 2004, 9.92s to 2011	3,150	1,811,250
Citadel Broadcasting Co., 9.25s, 2008 . .	1,695	1,652,625
Classic Cable, Inc., 10.5s, 2010	890	821,025
CSC Holdings, Inc., 8.125s, 2009	1,000	972,070
Cumulus Media, Inc., 10.375s, 2008	1,440	1,252,800
Echostar DBS Corp., 9.375s, 2009	2,850	2,750,250

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Media — continued		
Fox/Liberty Networks LLC, Inc., 8.875s, 2007	$1,080	$ 1,074,600
Frontiervision Holding LP, 0s to 2001, 11.87s to 2007	300	258,000
Frontiervision Operating Partnership LP, 11s, 2006	1,350	1,363,500
Golden Books Publishing, Inc., 10.75s, 2004	363	163,125
Granite Broadcasting Corp., 10.375s, 2005	494	469,300
Granite Broadcasting Corp., 8.875s, 2008	240	202,800
Hollinger International Publishing, 9.25s, 2007	1,390	1,369,150
Insight Midwest, 9.75s, 2009	2,440	2,391,200
Lenfest Communications, Inc., 10.5s, 2006	1,345	1,486,225
Liberty Group Operating, Inc., 9.375s, 2008	370	340,400
LIN Holdings Corp., 0s to 2003, 10s to 2008	3,245	2,109,250
Mail-Well I Corp., 8.75s, 2008.	50	43,000
Marvel Holdings, Inc., 0s, 2000**	1,165	—
NTL Communications Corp., 0s to 2003, 12.375s to 2008	3,465	2,269,575
NTL Communications Corp., 9.75s, 2009.	1,400	1,101,173
NTL, Inc., 0s to 2003, 9.75s to 2008## . .	2,035	1,271,875
Paxson Communications Corp., 11.625s, 2002	2,225	2,275,063
Pegasus Communications Corp., 12.5s, 2007	1,450	1,544,250
Telemundo Holdings, Inc., 0s to 2003, 11.5s to 2008.	2,825	1,977,500
United International Holdings, 0s to 2003, 10.75s to 2008	4,575	3,065,250
World Color Press, Inc., 7.75s, 2009	700	655,095
XM Satellite Radio, Inc., 14s, 2010## . . .	1,795	1,579,600
Young Broadcasting, Inc., 8.75s, 2007 . .	1,000	915,000
		$ 50,625,538
Medical and Health Technology and Services — 1.9%		
Alaris Medical, Inc., 0s to 2003, 11.125s to 2008	$ 400	$ 60,000
Alaris Medical Systems, Inc., 9.75s, 2006	1,500	990,000
Fresenius Medical Care Capital Trust II, 7.875s, 2008	2,550	2,269,500
Prime Medical Services, Inc., 8.75s, 2008	2,425	2,012,750
Tenet Healthcare Corp., 8s, 2005	1,450	1,388,375
		$ 6,720,625
Metals and Minerals — 2.2%		
AK Steel Holdings Corp., 9.125s, 2006 . .	$ 515	$ 493,113
Commonwealth Aluminum Corp., 10.75s, 2006	1,405	1,390,950
Doe Run Resources Corp., 11.25s, 2005 .	1,000	380,000
Jorgensen (Earle M.) Co., 9.5s, 2005 . . .	1,410	1,311,300
Kaiser Aluminum & Chemical Corp., 9.875s, 2002	1,750	1,680,000
Kaiser Aluminum & Chemical Corp., 12.75s, 2003	350	321,125

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Metals and Minerals — continued		
LTV Corp., 11.75s, 2009.	$ 500	$ 420,000
Metal Management, Inc., 10s, 2008	1,875	937,500
WCI Steel, Inc., 10s, 2004	830	786,425
Wheeling Pittsburgh Corp., 9.25s, 2007. .	25	19,250
		$ 7,739,663
Retail — 1.7%		
Duane Reade, Inc., 9.25s, 2008	$1,000	$ 903,750
Finlay Enterprises, Inc., 9s, 2008	450	402,750
Finlay Fine Jewelry Corp., 8.375s, 2008 .	1,325	1,192,500
J.Crew Group, Inc., 0s to 2002, 13.125s to 2008	540	292,950
J.Crew Operating Corp., 10.375s, 2007. .	2,180	1,896,600
Musicland Group, Inc., 9s, 2003	575	523,250
Musicland Group, Inc., 9.875s, 2008. . . .	945	756,000
		$ 5,967,800
Supermarkets — 0.1%		
Jitney-Jungle Stores of America, Inc., 12s, 2006**	$1,140	$ 249,375
Jitney-Jungle Stores of America, Inc., 10.375s, 2007**	250	4,375
Pathmark Stores, Inc., 11.625s, 2002 . . .	775	240,250
Pathmark Stores, Inc., 10.75s, 2003	200	17,500
Penn Traffic Co., 11s, 2009	1	704
		$ 512,204
Telecommunications — 18.2%		
Adelphia Communications Corp., 9.375s, 2009	$ 450	$ 417,375
Allegiance Telecommunications, Inc., 0s to 2003, 11.75s to 2008	3,225	2,322,000
Allegiance Telecommunications, Inc., 12.875s, 2008	225	243,562
AMSC Acquisition Co., Inc., 12.25s, 2008	950	741,000
Centennial Cellular Operating Co., 10.75s, 2008	2,325	2,266,875
Crown Castle International Corp., 10.75s, 2011	1,685	1,710,275
Cybernet Internet Services International, 14s, 2009	1,425	712,500
Dobson Communications Corp., 10.875s, 2010	1,055	1,057,638
DTI Holdings, Inc., 0s to 2003, 12.5s to 2008.	2,400	1,011,000
Esat Holdings Ltd., 0s to 2002, 12.5s to 2007.	550	519,750
Exodus Communications, Inc., 11.25s, 2008	1,815	1,796,850
Exodus Communications, Inc., 10.75s, 2009	125	120,625
Exodus Communications, Inc., 11.625s, 2010	1,585	1,592,925
Focal Communications Corp., 0s to 2003, 12.125s to 2008	1,100	742,500
Focal Communications Corp., 11.875s, 2010##	915	921,863
Globenet Communications Group, 13s, 2007	605	610,294
Globix Corp., 12.5s, 2010	1,075	892,250
Hyperion Telecommunication, Inc., 12.25s, 2004	225	228,375
Hyperion Telecommunication, Inc., 12s, 2007	1,500	1,395,000

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Telecommunications — continued		
ICG Holdings, Inc., 0s to 2001, 12.5s to 2006	$1,750	$ 1,448,125
Intermedia Communications, Inc., 8.875s, 2007	1,000	940,000
Intermedia Communications, Inc., 0s to 2002, 11.25s to 2007	930	725,400
ITC Deltacom, Inc., 11s, 2007	932	932,000
ITC Deltacom, Inc., 8.875s, 2008	700	637,000
ITC Deltacom, Inc., 9.75s, 2008	770	731,500
Leap Wireless International, Inc., 0s to 2005, 14.5s to 2010##	100	44,000
Level 3 Communications, Inc., 9.125s, 2008	4,425	3,971,438
Level 3 Communications, Inc., 10.75s, 2008	600	550,422
Madison River, 13.25s, 2010##	650	585,000
McCaw International Ltd., 0s to 2002, 13s to 2007	500	367,500
Metromedia Fiber Network, Inc., 10s, 2008	2,150	2,124,000
MGC Communications, Inc., 13s, 2010	2,425	2,255,250
MJD Communications, Inc., 9.5s, 2008	1,000	890,000
Nextel Communications, Inc., 0s to 2002, 9.75s to 2007	785	588,750
Nextel Communications, Inc., 0s to 2003, 9.95s to 2008	4,405	3,248,687
Nextel International, Inc., 0s to 2003, 12.125s to 2008	1,775	1,162,625
Nextlink Communications, Inc., 9.625s, 2007	350	329,000
Nextlink Communications, Inc., 10.75s, 2009	3,350	3,316,500
Nextlink Communications, Inc., 0s to 2004, 12.25s to 2009	900	558,000
Northeast Optic Network, 12.75s, 2008	850	811,750
Northpoint Commerce Group, Inc., 12.875s, 2010##	1,140	798,000
PSINET, Inc., 10.5s, 2006	1,200	1,104,000
PSINET, Inc., 11.5s, 2008	550	517,000
PSINET, Inc., 11s, 2009	2,275	2,115,750
Rural Cellular Corp., 9.625s, 2008	800	776,000
SBA Communications Corp., 0s to 2003, 12s to 2008	700	493,500
Spectrasite Holdings, Inc., 0s to 2003, 12s to 2008	4,325	2,673,125
Spectrasite Holdings, Inc., 10.75s, 2010##	595	593,512
Telesystem International Wireless, Inc., 0s to 2002, 13.25s to 2007	1,150	799,250
Time Warner Telecommunications LLC, 9.75s, 2008	1,445	1,401,650
Verio, Inc., 10.375s, 2005	175	186,375
Verio, Inc., 10.625s, 2009##	1,000	1,108,750
Viatel, Inc., 11.25s, 2008	1,175	869,500
Viatel, Inc., 0s to 2003, 12.5s to 2008	425	199,750
Voicestream Wireless Corp., 10.375s, 2009##	475	489,250
Western Wireless Corp., 10.5s, 2007	1,665	1,714,950
Worldwide Fiber, Inc., 12s, 2009	2,000	1,890,000
		$ 63,249,966
Total U.S. Bonds		$264,574,316

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — 13.6%		
Belgium — 1.8%		
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	$2,125	$ 1,785,000
Kappa Beheer BV, 10.625s, 2009 (Container, Forest and Paper Products)	2,415	2,451,225
Tele1 Europe BV, 13s, 2009 (Telecommunications)	2,025	2,055,375
		$ 6,291,600
Bermuda — 0.6%		
Global Crossing Holdings Ltd., 9.625s, 2008 (Telecommunications)	$2,215	$ 2,159,625
Canada — 1.3%		
GT Group Telecom, Inc., 0s to 2005, 13.25s to 2010 (Telecommunications)##	$2,900	$ 1,609,500
International Utility Structures, 10.75s, 2008 (Utilities-Electric)	1,000	820,000
PCI Chemicals Canada, Inc., 9.25s, 2007 (Chemicals)	795	524,700
Russel Metals, Inc., 10s, 2009 (Metals and Minerals)	1,580	1,502,975
		$ 4,457,175
Germany — 0.6%		
Callahan Nordrhein Westfalen, 14s, 2010 (Telecommunications)	$1,995	$ 1,995,000
Greece — 0.1%		
Fage Dairy Industries SA, 9s, 2007 (Food and Beverage Products)	$ 540	$ 432,000
Luxembourg — 0.7%		
Millicom International Cellular Communications Corp., 0s to 2001, 13.50s to 2006 (Telecommunications)	$1,710	$ 1,470,600
PTC International Finance II SA, 11.25s, 2009 (Telecommunications)	925	941,187
		$ 2,411,787
Mexico — 0.2%		
Satelites Mexicanos SA de CV, 10.125s, 2004 (Telecommunications)	$1,250	$ 837,500
Netherlands — 2.3%		
Completel Europe NV, 0s to 2004, 14s to 2009 (Telecommunications)	$2,325	$ 1,116,000
United Pan-Europe, 10.875s, 2009 (Media)	2,875	2,443,750
United Pan-Europe, 11.25s, 2010 (Media)##	1,400	1,246,000
Versatel Telecom BV, 13.25s, 2008 (Telecommunications)	2,915	2,973,300
		$ 7,779,050
Norway — 0.1%		
Ocean Rig Norway As, 10.25s, 2008 (Oil Services)	$ 300	$ 249,000
United Kingdom — 5.9%		
British Telecom PLC, 11.875s, 2008 (Telecommunications)	$2,550	$ 3,001,274
Colt Telecommunications Group PLC, 0s to 2001, 12s to 2006 (Telecommunications)	3,800	3,344,000
Diamond Cable Communications Corp. PLC, 0s to 2000, 11.75s to 2005 (Telecommunications)	150	142,500
Dolphin Telecom PLC, 0s to 2003, 11.50 to 2008 (Telecommunications)	4,275	1,534,500

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)		Value
Foreign Bonds — continued			
United Kingdom — continued			
Energis PLC, 9.75s, 2009 (Telecommunications)	$	1,695	$ 1,661,100
Esat Telecom Group PLC, 0s to 2002, 12.5s to 2007 (Telecommunications) . .		700	661,500
Esprit Telecom Group PLC, 11.5s, 2007 (Telecommunications)#		700	497,000
Global Telesystems Ltd., 10.875s, 2008 (Telecommunications)		850	612,000
Jazztel PLC, 13.25s, 2009 (Telecommunications)	EUR	1,000	885,392
Jazztel PLC, 14s, 2009 (Telecommunications)	$	2,000	1,840,000
Ono Finance PLC, 13s, 2009 (Media) . . .		3,185	3,025,750
Telewest Communications PLC, 9.625s, 2006 (Media)		675	634,500
Telewest Communications PLC, 11s, 2007 (Media)		755	715,362
Telewest Communications PLC, 11.25s, 2008 (Media)		500	510,000
Telewest Communications PLC, 0s to 2004, 9.875s to 2009 (Media) . . .		850	459,000
Telewest Communications PLC, 9.875s, 2010 (Media)##		455	423,150
Telewest Communications PLC, 11.375s, 2010 (Media)##		1,525	815,875
			$ 20,762,903
Total Foreign Bonds			$ 47,375,640
Total Bonds (Identified Cost, $345,164,984)			$311,949,956

Stocks — 1.1%

Issuer	Shares		Value
U.S. Stocks — 0.1%			
Building			
Atlantic Gulf Communities Corp.†*	30	$	2
Consumer Goods and Services			
Ranger Industries, Inc.*	8,952	$	13,988
Media			
Classic Communications, Inc.##*	2,325	$	18,600
Golden Books Family Entertainment, Inc.*	17,708		15,495
		$	34,095
Telecommunications — 0.1%			
Viatel, Inc.*	6,681	$	190,826
Total U.S. Stocks		$	238,911
Foreign Stocks — 1.0%			
Belgium — 0.1%			
Tele1 Europe Holdings AB, ADR (Telecommunications)*	23,777	$	286,810
Bermuda — 0.4%			
Global Crossing Holdings Ltd., Preferred (Telecommunications)	12,250	$	1,203,562
Netherlands — 0.3%			
Completel Europe NV (Telecommunications)*	116,250	$	1,162,500
United Kingdom — 0.2%			
Colt Telecom Group PLC, ADR (Telecommunications)	3,956	$	536,533
Ono Finance PLC (Media)*	3,185		318,500
		$	855,033
Total Foreign Stocks		$	3,507,905
Total Stocks (Identified Cost, $2,072,697)		$	3,746,816

Preferred Stock — 2.3%

Issuer	Shares		Value
Consumer Goods and Services			
Renaissance Cosmetics, Inc., 14s*	852	$	—
Media — 1.3%			
CSC Holdings, Inc., 11.125s*	18,491	$	1,946,178
Primedia, Inc., 8.625s	23,750		2,042,500
Primedia, Inc., 10s	4,000		386,000
		$	4,374,678
Telecommunications — 1.0%			
Crown Castle International Corp., 12.75s .	1,839	$	1,875,780
Nextel Communications, Inc., 13s*	160		171,200
Rural Cellular Corp., 11.375s	1,678		1,577,320
		$	3,624,300
Total Preferred Stock (Identified Cost, $7,502,131)		$	7,998,978

Warrants* — 0.5%

Issuer	Shares		Value
Allegiance Telecommunications, Inc. (Telecommunications)	1,550	$	26,350
Cybernet Internet Services International (Telecommunications)	1,425		28,500
DTI Holdings, Inc. (Telecommunications)	12,000		120
Esat Holdings Ltd. (Telecommunications)##	550		123,750
ICO, Inc. (Energy)	25,000		15,250
Jazztel PLC (Telecommunications)##	1,880		185,342
Knology Inc. (Telecommunications)## . . .	525		1,312
Loral Orion Network Systems, Inc. (Telecommunications)	1,000		7,000
Loral Orion Network Systems, Inc. (Telecommunications)	1,100		18,700
McCaw International Ltd. (Telecommunications)##	850		1,700
Metronet Communications Corp. (Telecommunications)##	650		71,500
Motient Corp. (Telecommunications)## . .	950		38,000
Renaissance Cosmetics, Inc. (Consumer Goods and Services)	689		—
Versatel Telecom BV (Telecommunications)	2,250		1,215,000
Total Warrants (Identified Cost, $358,639)		$	1,732,524

Short-Term Obligations — 5.3%

Issuer	Principal Amount (000 Omitted)		Value
Federal Home Loan Bank, due 7/03/00 .	$ 2	$	1,999
Salomon Smith Barney Holdings, Inc., due 7/03/00	8,505		8,501,787
General Electric Capital Corp., due 7/03/00	10,000		9,996,139
Total Short-Term Obligations, at Amortized Cost		$	18,499,925
Total Investments (Identified Cost, $373,598,376)		$	343,928,199

Other Assets, Less Liabilities — 1.2%

			4,119,373
Net Assets — 100.0%		$	348,047,572

See portfolio footnotes and notes to financial statements.

International Growth and Income Series

Stocks — 96.9%

Issuer	Shares	Value
Foreign Stocks — 77.2%		
Australia — 3.3%		
Australia & New Zealand Banking Group Ltd. (Banks and Credit Cos.)*	89,506	$ 702,521
QBE Insurance Group Ltd. (Insurance)* .	365,607	1,786,071
Telstra Corp. Ltd. (Telecommunications) .	95,700	387,880
		$ 2,876,472
Canada — 3.4%		
BCE, Inc. (Telecommunications)	12,700	$ 302,419
Canadian National Railway Co. (Railroads).	32,503	948,681
Manitoba Telecom Services Inc. (Telecommunications).	22,800	392,200
Nortel Networks Corp. (Telecommunications)	19,943	1,361,110
		$ 3,004,410
Denmark — 0.6%		
International Service Systems Co. (Business Services)*	6,500	$ 494,901
France — 9.9%		
Aventis S.A. (Pharmaceuticals)	14,090	$ 1,028,277
AXA (Insurance)	3,860	607,985
Castorama Dubois Investisse (Retail) . . .	4,614	1,140,772
Compagnie Francaise d' Etudes et de Construction S.A. (Construction)	3,900	471,697
Pinault-Printemps-Redoute S.A. (Retail) . .	4,070	904,091
Sanofi-Synthelabo S.A. (Medical and Health Products)	13,090	623,536
STMicroelectronics N.V. (Electronics). . . .	15,660	986,637
Television Francaise (Entertainment)* . . .	31,550	2,198,587
Total Fina S.A., ADR (Oils)	10,230	785,792
		$ 8,747,374
Germany — 2.5%		
Fresenius AG, Preferred (Medical Supplies).	2,000	$ 462,026
Henkel KGaA, Preferred (Chemicals). . . .	13,110	748,386
ProSieben Media AG, Preferred (Entertainment)	7,800	969,826
		$ 2,180,238
Hong Kong — 0.9%		
China Telecom (Hong Kong) Ltd. (Telecommunications).	92,000	$ 811,417
Italy — 1.3%		
San Paolo — Imi S.p.A. (Banks and Credit Cos.).	62,825	$ 1,114,893
Japan — 19.6%		
Canon, Inc. (Special Products and Services).	38,000	$ 1,891,403
Eisai Co. Ltd. (Medical and Health Products).	19,000	608,974
Fuji Heavy Industries Ltd. (Automotive) . .	51,000	370,192
Fujitsu Ltd. (Computer Hardware — Systems)	40,000	1,383,861
Hitachi Ltd. (Electronics)	94,000	1,355,769
Nintendo Co. (Entertainment)	2,000	349,170
Nippon Telegraph & Telephone Co. (Utilities — Telephone)	31	412,048
Nitto Denko Corp. (Industrial Goods and Services).	11,000	424,114
NTT Mobile Communications Network, Inc. (Telecommunications).	38	1,028,092
Rohm Co. (Electronics)	5,900	1,724,170
Secom Co. (Security Services)	23,000	1,680,336

Issuer	Shares	Value
Foreign Stocks — continued		
Japan — continued		
Sony Corp. (Electronics)	7,400	$ 690,611
Takeda Chemical Industries Co. (Pharmaceuticals)	15,000	984,163
Terumo Corp. (Medical and Health Products).	53,000	1,793,646
Tokyo Broadcasting System, Inc. (Entertainment)	11,000	474,925
Tokyo Gas Co. Ltd. (Gas).	162,000	455,091
Uni-Charm Corp. (Paper Products)	4,000	242,081
Ushio, Inc. (Electronics)	28,000	770,739
Victor Co. of Japan Ltd. (Audio/Video Products).	59,000	520,032
		$17,159,417
Mexico — 1.3%		
Fomento Economico Mexicano S.A. de C.V., ADR (Food and Beverage Products)*	9,410	$ 405,218
Grupo Televisa S.A., GDR (Entertainment)*	7,600	523,925
Nuevo Grupo Iusacell S.A. de C. V., ADR (Telecommunications)*	14,200	221,875
		$ 1,151,018
Netherlands — 6.9%		
Akzo Nobel N.V. (Chemicals)	37,220	$ 1,581,095
Hunter Douglas N.V., ADR (Consumer Goods and Services)*.	29,950	810,534
ING Groep N.V. (Financial Services)*. . . .	14,780	998,917
KPN N.V. (Telecommunications)*.	11,086	495,799
Royal Dutch Petroleum Co., ADR (Oils) . .	35,460	2,183,006
		$ 6,069,351
Singapore — 0.5%		
Singapore Press Holdings Ltd. (Printing and Publishing)	26,000	$ 406,603
South Korea — 0.3%		
Korea Electric Power Corp. (Utilities — Electric)	9,820	$ 304,756
Spain — 4.4%		
Altadis S.A. (Tobacco)	106,287	$ 1,623,386
Repsol-YPF, S.A. (Oils).	23,830	474,298
Telefonica S.A. (Telecommunications) . . .	83,036	1,783,489
		$ 3,881,173
Sweden — 2.1%		
Saab AB, "B" (Aerospace)	124,850	$ 1,048,088
Skandia Forsakrings AB (Insurance)	28,620	756,490
		$ 1,804,578
Switzerland — 1.7%		
Nestle S.A. (Food and Beverage Products).	739	$ 1,479,541
United Kingdom — 18.5%		
AstraZeneca Group PLC (Medical and Health Products)	13,074	$ 608,093
BAE Systems PLC (Aerospace)*.	128,009	797,741
Boots Co. PLC (Retail)*	92,820	706,210
BP Amoco PLC, ADR (Oils)	30,596	1,730,586
British Telecommunications PLC (Telecommunications)*	56,577	730,840
Cable & Wireless Communications PLC (Telecommunications)	19,360	327,687
Carlton Communicatons PLC (Broadcasting)*	45,800	588,856
CGU PLC (Insurance)*.	101,930	1,695,973

Portfolio of Investments (Unaudited) — continued

Stocks — continued

Issuer	Shares	Value
Foreign Stocks — continued		
United Kingdom — continued		
Compass Group (Restaurants and Food Service)	80,390	$ 1,058,510
Diageo PLC (Food and Beverage Products)*	226,735	2,033,750
HSBC Holdings PLC (Banks and Credit Cos.)*	76,100	869,648
Lloyds TSB Group PLC (Banks and Credit Cos.)*	47,090	444,465
Reuters Group PLC (Business Services)	74,910	1,276,992
United News & Media PLC (Broadcasting)	82,200	1,181,190
Vodafone AirTouch PLC (Telecommunications)*	535,398	2,162,282
		$16,212,823
Total Foreign Stocks		$67,698,965
U.S. Stocks — 19.7%		
Advertising — 0.4%		
Omnicom Group, Inc.	4,200	$ 374,063
Aerospace — 0.7%		
Boeing Co.	14,500	$ 606,281
Automotive — 0.3%		
Delphi Automotive Systems Corp.	14,960	$ 217,855
Biotechnology — 1.5%		
Pharmacia Corp.	24,834	$ 1,283,607
Business Machines — 2.8%		
Hewlett-Packard Co.	18,700	$ 2,335,162
Xerox Corp.	6,810	141,308
		$ 2,476,470
Business Services — 0.1%		
United Parcel Service, Inc.	2,110	$ 124,490
Computer Services — 0.5%		
Computer Sciences Corp.*	5,300	$ 395,844
Consumer Goods and Services — 1.7%		
Philip Morris Cos., Inc.	18,360	$ 487,688
Tyco International Ltd.	20,676	979,525
		$ 1,467,213
Electrical Equipment — 3.1%		
Emerson Electric Co.	18,800	$ 1,135,050
General Electric Co.	30,000	1,590,000
		$ 2,725,050
Electronics — 0.6%		
Agilent Technologies, Inc.*	7,132	$ 525,985
Financial Institutions — 0.6%		
Goldman Sachs Group, Inc.	700	$ 66,412
Merrill Lynch & Co., Inc.	3,800	437,000
		$ 503,412
Food and Beverage Products — 1.4%		
Anheuser-Busch Cos., Inc.	16,350	$ 1,221,141
Insurance — 3.8%		
American International Group, Inc.	15,465	$ 1,817,137
ReliaStar Financial Corp.	29,320	1,537,468
		$ 3,354,605
Machinery — 0.4%		
Ingersol-Rand Co.	9,400	$ 378,350
Oil Services — 1.5%		
Halliburton Co.	28,700	$ 1,354,281

Issuer	Shares	Value
U.S. Stocks — continued		
Telecommunications — 0.3%		
NTL, Inc.*	3,690	$ 220,939
Total U.S. Stocks		$17,229,586
Total Stocks (Identified Cost, $71,810,638)		$84,928,551

Warrants*

Issuer	Shares	Value
Vivendi (Utilities — Water), (Identified Cost, $2,171)	2,670	$ 9,201

Short-Term Obligations — 1.6%

	Principal Amount (000 Omitted)	Value
General Electric Capital Corp., due 7/03/00, at Amortized Cost	$1,405	$ 1,404,458
Total Investments (Identified Cost, $73,217,267)		$86,342,210

Other Assets, Less Liabilities — 1.5%

		1,280,133
Net Assets — 100.0%		$87,622,343

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000
Money Market Series
Commercial Paper — 85.1%

Issuer	Principal Amount (000 Omitted)	Value
American Express Credit Corp., due 8/17/00	$16,000	$ 15,863,595
American General Finance Corp., due 8/28/00	16,000	15,828,578
Associates Corp. of North America, due 7/03/00	13,700	13,694,748
AT&T Corp., due 7/10/00	15,000	14,975,400
Bell Atlantic Financial Services, due 8/24/00	10,000	9,901,900
Bellsouth Telecomm, Inc., due 8/28/00	6,630	6,560,142
Campbell Soup Co., due 7/24/00 - 9/15/00	14,600	14,490,749
Caterpillar Financial Services N V, due 9/28/00	11,825	11,632,932
Du Pont (E.I.) de Nemours & Co., Inc., due 8/18/00	4,000	3,965,067
Duke Power Co., due 7/18/00	12,000	11,963,167
Ford Motor Credit Corp., due 8/15/00	16,000	15,869,600
Gannett, Inc., due 7/13/00	18,000	17,961,060
General Electric Capital Corp., due 8/14/00 - 8/21/00	15,880	15,739,169
General Mills, Inc., due 7/18/00 - 7/20/00	15,385	15,335,406
Goldman Sachs Group LP, due 8/08/00	15,000	14,896,133
Halliburton Corp., due 9/18/00	15,000	14,784,067
Heinz (H.J.) Co., due 8/14/00	12,556	12,455,789
Kellogg Co., due 8/09/00	15,000	14,894,050
Merrill Lynch & Co., Inc., due 8/11/00	15,000	14,888,275
Metropolitan Life Funding, Inc., due 7/25/00 - 8/03/00	13,351	13,283,904
Morgan Stanley Dean Witter, due 7/07/00	18,000	17,980,590
Motorola, Inc., due 7/27/00	5,000	4,976,275
Pitney Bowes Credit Corp., due 7/05/00	17,000	16,987,628
Salomon Smith Barney Holdings, Inc., due 8/10/00	15,000	14,890,667
Sara Lee Corp., due 7/03/00	9,000	8,996,600
Southern California Edison Co., due 7/18/00	15,000	14,953,699
Total Commercial Paper, at Amortized Cost		**$347,769,190**

U.S. Government and Agency Obligations — 14.3%

Issuer	Principal Amount (000 Omitted)	Value
Federal Farm Credit Bank, due 8/04/00	$ 9,575	$ 9,516,944
Federal Home Loan Bank, due 7/03/00	1,110	1,109,600
Federal National Mortgage Assn., due 7/19/00 - 8/23/00	48,000	47,642,556
Total U.S. Government and Agency Obligations, at Amortized Cost		**$ 58,269,100**
Total Investments, at Amortized Cost		**$406,038,290**

Other Assets, Less Liabilities — 0.6%

		2,446,706
Net Assets — 100.0%		**$408,484,996**

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000
Strategic Income Series
Bonds — 78.4%

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — 52.2%		
Broadcasting — 3.8%		
Citadel Broadcasting Co., 9.25s, 2008	$ 125	$ 121,875
Cumulus Media, Inc., 10.375s, 2008	250	217,500
Echostar DBS Corp., 9.375s, 2009	250	241,250
Liberty Media Corp., 8.25s, 2030##	350	321,392
		$ 902,017
Building Materials — 0.6%		
Building Materials Corp., 8.625s, 2006	$ 150	$ 130,500
Business Services — 0.6%		
Pierce Leahy Corp., 9.125s, 2007	$ 150	$ 141,000
Chemicals — 1.4%		
Lyondell Chemical Co., 9.625s, 2007	$ 175	$ 173,250
NL Industries, Inc., 11.75s, 2003	150	153,000
		$ 326,250
Computer Services — 0.2%		
Unisystem Corp., 7.875s, 2008	$ 50	$ 46,500
Consumer Goods and Services — 0.7%		
Hayes Wheels International, Inc., 9.125s, 2007	$ 175	$ 156,187
Container, Forest and Paper Products — 1.2%		
Gaylord Container Corp., 9.75s, 2007"B"	$ 50	$ 39,000
Riverwood International Corp., 10.25s, 2006	250	237,500
		$ 276,500
Entertainment — 0.7%		
Time Warner Entertainment Co. LP, 8.375s, 2033	$ 168	$ 169,369
Financial Institutions — 6.0%		
Chase Commercial Mortgage Securities Corp., 6.6s, 2012	$ 360	$ 266,040
Commercial Mortgage Asset Trust, 7.839s, 2020 (Interest only)	4,545	148,053
DLJ Commercial Mortgage Corp., 7.545s, 2005 (Interest only)	14,500	492,783
Morgan Stanley Capital Inc., 6.86s, 2010	250	197,265
Natexis AMBS Co. LLC, 8.44s, 2049##	100	93,750
Residential Accredit Loans, Inc., 7.75s, 2027	239	220,934
		$ 1,418,825
Industrial — 0.7%		
Allied Waste North America Inc., 10s, 2009	$ 200	$ 169,000
Information, Paging and Technology — 1.6%		
NEXTEL Communications, Inc., 0s to 2003, 9.95s to 2008	$ 500	$ 368,750
Media — 1.6%		
Chancellor Media Corp., 8.125s, 2007	$ 250	$ 250,625
Lenfest Communications, Inc., 10.5s, 2006	125	138,125
		$ 388,750
Metals and Minerals — 0.9%		
P&L Coal Holdings Corp., 9.625s, 2008	$ 225	$ 208,687
Oil Services — 0.5%		
Ocean Energy, Inc., 8.875s, 2007	$ 125	$ 124,375
Printing and Publishing — 0.4%		
Hollinger International Publishing, 9.25s, 2007	$ 100	$ 98,500
Steel — 0.8%		
WCI Steel, Inc., 10s, 2004	$ 200	$ 189,500

Portfolio of Investments (Unaudited) — continued

Bonds — continued

Issuer	Principal Amount (000 Omitted)	Value
U.S. Bonds — continued		
Telecommunications — 6.4%		
Centennial Cellular Operating Co., 10.75s, 2008	$200	$ 195,000
Century Communications Corp., 9.5s, 2005	100	95,750
Charter Communications Holdings, 8.25s, 2007	250	221,250
Crown Castle International Corp., 10.75s, 2011	250	253,750
CSC Holdings, Inc., 9.25s, 2005	125	125,625
FrontierVision Holdings LP, 11s, 2006 . . .	100	101,000
NTL Communications Corp., 0s to 2003, 12.375s to 2006	200	131,000
PSINet, Inc., 11s, 2009	200	186,000
Spectrasite Holdings, Inc., 12s, 2009 . . .	350	204,750
		$ 1,514,125
U.S. Federal Agencies — 9.2%		
Federal Home Loan Bank, 7.5s, 2029 . . .	$222	$ 219,254
Federal Home Loan Mortgage Corp., 6.875s, 2005	250	248,438
FNMA, 7s, 2029	499	482,262
FNMA, 7.5s, 2030	999	984,473
GNMA, 8s, 2030	225	227,242
		$ 2,161,669
U.S. Treasury Obligations — 12.1%		
U.S. Treasury Bonds, 10.375s, 2012	$750	$ 922,148
U.S. Treasury Bonds, 9.875s, 2015	214	290,171
U.S. Treasury Bonds, 6.125s, 2029	800	808,000
U.S. Treasury Notes, 6s, 2009	400	396,812
U.S. Treasury Notes, 6.5s, 2010	418	432,304
		$ 2,849,435
Utilities — Electric — 2.8%		
Cheasapeake Energy Corp., 9.625s, 2005	$200	$ 195,500
CMS Energy Corp., 6.75s, 2004	150	137,625
Niagara Mohawk Power Corp., 8.77s, 2018	250	250,000
Niagara Mohawk Power Corp."D", 7.25s, 2002	76	74,715
		$ 657,840
Total U.S. Bonds		$12,297,779
Foreign Bonds — 26.2%		
Argentina — 1.9%		
Cablevision S.A., 13.75s, 2007 (Cable Television)##	$100	$ 93,000
Mastellone Hermanos S.A., 11.75s, 2008 (Food and Beverage Products)	150	109,500
Republic of Argentina, 12.04s, 2004## . .	250	254,688
		$ 457,188
Bermuda — 1.2%		
Flag Ltd., 8.25s, 2008 (Telecommunications)	$ 50	$ 44,000
Global Crossing Holdings Ltd., 9.625s, 2008 (Telecommunications) . .	250	243,750
		$ 287,750
Brazil — 4.1%		
Federal Republic of Brazil, 7.375s, 2006	$102	$ 93,349
Federal Republic of Brazil, 8s, 2014	677	498,666
Federal Republic of Brazil, 12.75s, 2020	75	71,550
Federal Republic of Brazil, 6s, 2024	250	162,825

Issuer	Principal Amount (000 Omitted)	Value
Foreign Bonds — continued		
Brazil — continued		
Federal Republic of Brazil, 10.125s, 2027	$ 150	$118,125
Federal Republic of Brazil, 12.25s, 2030 .	25	23,000
		$967,515
Canada — 0.3%		
AT&T Canada, Inc., 0s to 2003, 9.95s to 2008 (Telecommunications) . .	$ 75	$ 60,834
France — 1.7%		
Republic of France, 3.5s, 2004	EUR 442	$398,525
Germany — 1.7%		
Federal Republic of Germany, 4.5s, 2009	EUR 442	$400,751
Grand Cayman Islands — 0.9%		
APP Finance IX Ltd., 10.526s, 2001 (Container, Forest and Paper Products)	$ 100	$ 80,500
Daiwa PB Ltd., 7.828s, 2049 (Banks and Credit Cos.)	150	127,500
		$208,000
Greece — 3.1%		
Hellenic Republic, 6.6s, 2004	GRD 83,500	$240,445
Hellenic Republic, 6s, 2006	86,100	242,788
Hellenic Republic, 8.6s, 2008	79,000	257,093
		$740,326
Mexico — 3.7%		
Bepensa S.A., 9.75s, 2004 (Sovereign)##	$ 325	$289,250
Grupo Minero Mexico S.A. de CV, 8.25s, 2008 (Metals and Minerals) . . .	250	202,500
Maxcom Telecomunicacione CV, 13.75s, 2007 (Telecommunications)## .	225	198,562
Nuevo Grupo Iusacell S.A. de CV, 14.25s, 2006 (Telecommunications)## .	71	74,195
United Mexican States, 8.625s, 2008 . . .	100	97,000
		$861,507
Netherlands — 2.6%		
PT Alatief Freeport Finance, 9.75s, 2001 (Finance)	$ 48	$ 43,920
Tenet Healthcare Corp., 0s, 2002 (Medical and Health Technology and Services)	250	200,625
United Pan Europe Communication N.V., 10.875s, 2009 (Cable Television)	250	212,500
Hermes Europe Railtel BV, 10.375s, 2009 (Telecommunications)	200	168,000
		$625,045
Russia — 1.9%		
Russia Principal Loans, 7.938s, 2020 (In Default)	$ 1,470	$444,675
South Korea — 0.6%		
Hanvit Bank, 12.75s, 2010 (Banks and Credit Cos.)	$ 150	$149,063
Turkey — 0.1%		
Republic of Turkey, 11.875s, 2030	$ 17	$ 18,084
United Kingdom — 2.4%		
Dolphin Telecommunications PLC, 0s to 2004, 14s to 2009 (Telecommunications)	$ 400	$132,000
OTE PLC, 6.125s, 2007 (Industrial)## . . .	EUR 80	75,047
Telewest Communications PLC, 9.625s, 2006 (Cable Television)	$ 250	235,000

Portfolio of Investments (Unaudited) — June 30, 2000

Bonds — continued

Issuer		Principal Amount (000 Omitted)	Value
Foreign Bonds — continued			
United Kingdom — continued			
United Kingdom Treasury, 6.75s, 2004	GBP	76	119,924
			$ 561,971
Total Foreign Bonds			$ 6,181,234
Total Bonds (Identified Cost, $19,217,923)			$18,479,013

Preferred Stock — 0.7%

	Shares	
CSC Holdings, Inc., 11.125%, (Telecommunications)* (Identified Cost, $136,250)	1,550	$ 163,138

Call Options Purchased

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	
Australian Dollars/July/0.585	AUD	455	$ 2,348
Japanese Yen/July/105	JPY	107,598	6,886
Total Call Options Purchased (Premiums Paid, $17,438)			$ 9,234

Put Options Purchased — 0.5%

Australian Dollars/August/0.66	AUD	678	$ 65
Euro/August/1.07	EUR	550	21
Euro/August/1.04		642	222
Euro/September/0.99		1,306	14,206
Japanese Yen/July/103	JPY	111,010	7,105
Japanese Yen/July/108		114,575	3,895
Japanese Yen/September/105		119,195	23,005
Japanese Yen/Euro/August/102		115,099	17,495
Japanese Yen/Euro/January/130		4,805	96
Mexican Peso/July/10.199	MXN	5,543	17,318
British Pounds/Euro/August/0.62	GBP	666	14,131
British Pounds/Euro/August/0.615		671	12,318
Total Put Options Purchased (Premiums Paid, $117,382)			$ 109,877

Short-Term Obligations — 19.3%

Issuer	Principal Amount (000 Omitted)	
Federal Home Loan Bank, due 7/03/00, at Amortized Cost	$ 4,553	$ 4,551,338
Total Investments (Identified Cost, $24,040,331)		$23,312,600

Call Options Written — (0.1)%

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	Value
Australian Dollars/August/0.61	AUD	(627)	$ (16,940)
Australian Dollars/May/0.555		(348)	(1,795)
Canadian Dollars/September/1.40	CAD	(996)	(68)
Japanese Yen/Euro/September/93.25	JPY	(107,497)	(6,127)
Total Call Options Written (Premiums Received, $44,144)			$ (24,930)

Put Options Written

Issuer/Expiration Month/Strike Price		Principal Amount of Contracts (000 Omitted)	Value
Canadian Dollars/July/1.50	CAD	(11)	$(1,467)
Canadian Dollars/August/1.49		(11)	(2,848)
Euro/August/1.12	EUR	(691)	(1)
Japanese Yen/July/108	JPY	(114,575)	(3,895)
Total Put Options Written (Premiums Received, $22,900)			$(8,211)

	Value
Other Assets, Less Liabilities — 1.2%	$ 288,823
Net Assets — 100.0%	$23,568,282

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) — June 30, 2000

Zero Coupon Series, Portfolio 2000

U.S. Government Guaranteed — 92.8%

Issuer	Principal Amount (000 Omitted)	Value
Treasury Investments		
Growth Receipts — 7.2%		
Series 18, due 2/15/01	$ 97	$ 93,600
Series 12, due 5/15/01	22	20,833
Series 15, due 8/15/01	88	81,964
Total Treasury Investment Growth Receipts (Identified Cost, $191,546)		$ 196,397
U.S. Treasury Securities Stripped		
Interest Payments — 85.6%		
Generic Coupons, due 8/15/00	$ 493	$ 489,796
Generic Coupons, due 11/15/00	1,852	1,813,293
Generic Coupons, due 5/15/01	39	37,036
Total U.S. Treasury Securities Stripped Interest Payments (Identified Cost, $2,333,302)		$2,340,125
Total Investments (Identified Cost, $2,524,848)		$2,536,522

Other Assets, Less Liabilities — 7.2%

		196,882
Net Assets — 100.0%		$2,733,404

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:
   *Non-income producing security.
  **Non-income producing security-in default.
   #Payment-in-kind security.
  ##SEC Rule 144A restriction.
###Security segregated as collateral for an open futures contract.
   †Restricted security.

Abbreviations have been used throughout this report to indicate amounts shown in currencies other than the U.S. dollar. A list of abbreviations is shown below.

AUD=Australian Dollars	GRD=Greek Drachma
BRL =Brazilian Real	JPY =Japanese Yen
CAD=Canadian Dollars	MXN=Mexican Pesos
DEM=German Marks	NZD=New Zealand Dollars
DKK =Danish Kroner	SEK =Swedish Kronor
EUR =Euro	VEB =Venezuelan Bolivars
GBP =British Pounds	

MFS/Sun Life Series Trust
Statements of Assets and Liabilities (Unaudited) — June 30, 2000

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Assets:							
Investments —							
Unaffiliated issuers, at identified cost	$59,626,766	$40,279,417	$115,004,644	$66,282,833	$ 94,186,927	$514,766,530	$373,598,376
Unrealized appreciation (depreciation)	(1,021,858)	895,220	9,862,355	(602,759)	10,273,857	(12,180,885)	(29,670,177)
Total investments, at value	$58,604,908	$41,174,637	$124,866,999	$65,680,074	$104,460,784	$502,585,645	$343,928,199
Investments of cash collateral for securities loaned, at value and identified cost	—	6,588,913	6,123,075	—	3,853,234	—	—
Cash	836	681	347,956	1,399	—	548	—
Foreign currency, at value (identified cost, $0, $275,544, $623, $0, $0, $0, and $0, respectively)	—	276,250	588	—	—	—	—
Net receivable for forward foreign currency exchange contracts to purchase	—	—	154,332	53,442	—	—	—
Net receivable for forward foreign currency exchange contracts to sell	—	—	—	—	19,330	—	—
Receivable for investments sold	1,929,972	1,292,015	1,097,708	580,549	894,140	62,035	1,380,146
Receivable for series shares sold	83,581	39,533	1,151	37,582	562	272,157	551,500
Interest and dividends receivable	877,371	41,765	1,022,319	1,148,083	882,377	5,808,729	7,012,441
Other assets	74	262	1,593	1,384	473	5,536	3,765
Total assets	$61,496,742	$49,414,056	$133,615,721	$67,502,513	$110,110,900	$508,734,650	$352,876,051
Liabilities:							
Payable to custodian	$ —	$ —	$ —	$ —	$ 31,568	$ —	$ 11,403
Net payable for forward foreign currency exchange contracts to purchase	—	—	127,739	—	10,039	—	—
Net payable for forward foreign currency exchange contracts to sell	—	—	—	68,645	—	—	402
Net payable for forward foreign currency exchange contracts subject to master netting agreements	—	—	101,193	4,706	6,002	—	—
Payable for daily variation margin on open futures contracts	—	—	422,196	—	—	—	—
Payable for investments purchased	2,484,941	745,084	1,032,733	2,211,033	2,136,896	—	4,684,424
Payable for series shares reacquired	1,275	10,334	110,508	54,748	73,516	424,940	67,800
Collateral for securities loaned, at value	—	6,588,913	6,123,075	—	3,853,234	—	—
Written options outstanding, at value (premiums received $0, $0, $403,633, $174,828, $13,001, $0, and $0, respectively)	—	—	201,695	97,283	11,152	—	—
Payable to affiliates —							
Management fee	970	1,429	2,579	1,344	2,135	7,676	7,159
Administrative fee	28	20	60	31	50	244	167
Accrued expenses and other liabilities	9,530	31,383	36,180	35,638	40,239	65,572	57,124
Total liabilities	$ 2,496,744	$ 7,377,163	$ 8,157,958	$ 2,473,428	$ 6,164,831	$ 498,432	$ 4,828,479
Net assets	$58,999,998	$42,036,893	$125,457,763	$65,029,085	$103,946,069	$508,236,218	$348,047,572
Net assets consist of:							
Paid-in capital	$60,165,239	$42,326,231	$103,649,126	$71,065,054	$ 87,397,152	$516,646,114	$377,059,394
Unrealized appreciation (depreciation) on investments and translation of assets and liabilities in foreign currencies	(1,021,858)	891,724	9,889,949	(559,496)	10,258,785	(12,180,885)	(29,670,236)
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions	(2,038,081)	(1,041,215)	9,953,131	(7,099,193)	4,360,029	(13,062,254)	(16,079,150)
Accumulated undistributed net investment income (loss)	1,894,698	(139,847)	1,965,557	1,622,720	1,930,103	16,833,243	16,737,564
Total	$58,999,998	$42,036,893	$125,457,763	$65,029,085	$103,946,069	$508,236,218	$348,047,572
Shares of beneficial interest outstanding	5,778,561	3,870,505	7,978,878	6,666,567	6,601,062	41,706,467	42,484,860
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$10.21	$10.86	$15.72	$9.75	$15.75	$12.19	$8.19

See notes to financial statements.

	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Assets:				
Investments —				
Unaffiliated issuers, at identified cost	$73,217,267	$406,038,290	$24,040,331	$2,524,848
Unrealized appreciation (depreciation)	13,124,943	—	(727,731)	11,674
Total investments, at value	$86,342,210	$406,038,290	$23,312,600	$2,536,522
Investments of cash collateral for securities loaned, at value and identified cost	7,394,167	—	—	—
Cash	1,311	3,382	1,134	197,531
Foreign currency, at value (identified cost $180,983, $0, $0, and $0, respectively)	175,585	—	—	—
Net receivable for forward foreign currency exchange contracts to purchase	—	—	27,427	—
Receivable for investments sold	1,297,856	—	303,454	—
Receivable for series shares sold	78,064	3,337,681	—	—
Interest and dividends receivable	191,732	—	371,291	—
Other assets	734	68,102	—	46
Total assets	$95,481,659	$409,447,455	$24,015,906	$2,734,099
Liabilities:				
Net payable for forward foreign currency exchange contracts to sell	$ —	$ —	$ 29,691	$ —
Net payable for forward foreign currency exchange contracts subject to master netting agreements	—	—	15,365	—
Payable for investments purchased	376,365	—	339,773	—
Payable for series shares reacquired	42,918	889,306	13,571	61
Collateral for securities loaned, at value	7,394,167	—	—	—
Written options outstanding, at value (premiums received $0, $0, $67,044, and $0, respectively)	—	—	33,141	—
Payable to affiliates —				
Management fee	2,335	5,622	484	19
Administrative fee	42	197	11	—
Accrued expenses and other liabilities	43,489	67,334	15,588	615
Total liabilities	$ 7,859,316	$ 962,459	$ 447,624	$ 695
Net assets	$87,622,343	$408,484,996	$23,568,282	$2,733,404
Net assets consist of:				
Paid-in capital	$68,133,000	$408,484,996	$23,604,793	$2,638,226
Unrealized appreciation (depreciation) on investments and translation of assets and liabilities in foreign currencies	13,116,472	—	(712,952)	11,674
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions	4,961,401	—	(76,409)	(3,068)
Accumulated undistributed net investment income	1,411,470	—	752,850	86,572
Total	$87,622,343	$408,484,996	$23,568,282	$2,733,404
Shares of beneficial interest outstanding	6,260,916	408,484,996	2,360,853	333,247
Net asset value, offering price and redemption price per share (net assets ÷ shares of beneficial interest outstanding)	$14.00	$1.00	$9.98	$8.20

See notes to financial statements.

MFS/Sun Life Series Trust
Statements of Operations (Unaudited) — Six Months Ended June 30, 2000

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Net investment income (loss):							
Income —							
Interest	$2,084,901	$ 34,795	$ 1,774,484	$ 2,030,938	$ 1,197,348	$18,401,937	$ 18,030,543
Income on securities loaned		23,454		—		—	—
Dividends	—	210,797	879,343	—	1,391,541		195,923
Foreign taxes withheld	—	(18,287)	(49,857)	—	(49,141)	—	
Total investment income	$2,084,901	$ 250,759	$ 2,603,970	$ 2,030,938	$ 2,539,748	$18,401,937	$ 18,226,466
Expenses —							
Management fee	$ 162,821	$ 261,640	$ 464,198	$ 254,694	$ 383,319	$ 1,409,571	$ 1,300,885
Trustees' compensation	568	369	1,216	721	787	4,990	3,465
Administrative fee	4,422	3,396	10,058	5,505	8,310	41,638	28,168
Custodian fee	13,836	39,654	44,838	23,226	44,374	80,136	47,071
Interest expense	—	3,416	—	—	—	—	—
Printing	1,419	3,793	3,566	8,318	6,454	24,679	24,712
Auditing fees	3,634	15,982	18,320	19,250	18,150	16,400	18,500
Legal fees	54	321	317	368	534	315	1,072
Miscellaneous	389	704	5,747	262	1,196	—	—
Total expenses	$ 187,143	$ 329,275	$ 548,260	$ 312,344	$ 463,124	$ 1,577,729	$ 1,423,873
Fees paid indirectly	(470)	(7,527)	—	—	(1,541)	(9,780)	(9,225)
Net expenses	$ 186,673	$ 321,748	$ 548,260	$ 312,344	$ 461,583	$ 1,567,949	$ 1,414,648
Net investment income (loss)	$1,898,228	$ $(70,989)	$ 2,055,710	$ 1,718,594	$ 2,078,165	$16,833,988	$ 16,811,818
Realized and unrealized gain (loss) on investments :							
Realized gain (loss) (identified cost basis) —							
Investment transactions	$ (947,323)	$ 3,011,137	$ 8,745,085	$(4,150,693)	$ 3,431,581	$ (3,157,232)	$ (1,353,193)
Foreign currency transactions	—	(37,814)	2,745,416	(1,067,354)	933,941	—	113,095
Futures contracts	—	—	(1,514,799)	—	—	—	—
Written option transactions	—	—	198,364	462,765	47,761	—	—
Capital gains tax	—	(24,812)	—	—	—	—	—
Net realized gain (loss) on investments and foreign currency transactions	$ (947,323)	$ 2,948,511	$10,174,066	$(4,755,282)	$ 4,413,283	$ (3,157,232)	$ (1,240,098)
Change in unrealized appreciation (depreciation) —							
Investments	$ 798,197	$(5,526,101)	$ (9,413,614)	$ 2,385,376	$(4,115,472)	$ 7,916,007	$(15,006,809)
Translation of assets and liabilities in foreign currencies	—	(11,033)	(297,319)	(133,057)	(82,968)	—	(14,477)
Futures contracts	—	—	654,776	—	—	—	—
Written options	—	—	85,764	77,545	(26,003)	—	—
Net unrealized gain (loss) on investments and foreign currency translation	$ 798,197	$(5,537,134)	$ (8,970,393)	$ 2,329,864	$(4,224,443)	$ 7,916,007	$(15,021,286)
Net realized and unrealized gain (loss) on investments and foreign currency	$ (149,126)	$(2,588,623)	$ 1,203,673	$(2,425,418)	$ 188,840	$ 4,758,775	$(16,261,384)
Increase (decrease) in net assets from operations	$1,749,102	$(2,659,612)	$ 3,259,383	$ (706,824)	$ 2,267,005	$21,592,763	$ 550,434

See notes to financial statements.

Statements of Operations (Unaudited) — Six Months Ended June 30, 2000 — continued

Net investment income (loss):	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Income —				
Interest	$ 141,393	$13,423,189	$ 878,520	$ 94,162
Dividends	1,872,728	—	—	—
Foreign taxes withheld	(85,218)	—	—	—
Total investment income	$ 1,928,903	$13,423,189	$ 878,520	$ 94,162
Expenses —				
Management fee	$ 412,725	$ 1,110,974	$ 78,936	$ 3,531
Trustees' compensation	922	4,906	216	24
Administrative fee	6,889	36,014	1,718	228
Custodian fee	68,330	71,999	10,311	3,453
Printing	6,240	26,553	2,650	134
Auditing fees	15,571	9,400	6,500	4,150
Legal fees	867	306	240	509
Miscellaneous	787	13,660	5,582	459
Total expenses	$ 512,331	$ 1,273,812	$ 106,153	$ 12,488
Fees paid indirectly	(561)	(4,348)	—	(462)
Reduction of expenses by investment adviser	—	—	—	(4,964)
Net expenses	$ 511,770	$ 1,269,464	$ 106,153	$ 7,062
Net investment income	$ 1,417,133	$12,153,725	$ 772,367	$ 87,100
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) —				
Investment transactions	$ 5,464,039	$ —	$ (23,916)	$ 2,842
Foreign currency transactions	(18,064)	—	(2,570)	—
Written option transactions	—	—	24,922	—
Net realized gain (loss) on investments and foreign currency transactions	$ 5,445,975	$ —	$ (1,564)	$ 2,842
Change in unrealized appreciation (depreciation) —				
Investments	$(3,330,337)	$ —	$(361,032)	$(18,224)
Translation of assets and liabilities in foreign currencies	(4,378)	—	(23,221)	—
Written options	—	—	19,293	—
Net unrealized loss on investments and foreign currency translation	$(3,334,715)	$ —	$(364,960)	$(18,224)
Net realized and unrealized gain (loss) on investments and foreign currency	$ 2,111,260	$ —	$(366,524)	$(15,382)
Increase in net assets from operations	$ 3,528,393	$12,153,725	$ 405,843	$ 71,718

See notes to financial statements.

MFS/Sun Life Series Trust

Statements of Changes in Net Assets (Unaudited) — Six Months Ended June 30, 2000

Increase (decrease) in net assets: From operations —	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Net investment income (loss)	$ 1,898,228	$ (70,989)	$ 2,055,710	$ 1,718,594	$ 2,078,165	$ 16,833,988	$ 16,811,818
Net realized gain (loss) on investments and foreign currency transactions	(947,323)	2,948,511	10,174,066	(4,755,282)	4,413,283	(3,157,232)	(1,240,098)
Net unrealized gain (loss) on investments and foreign currency translation	798,197	(5,537,134)	(8,970,393)	2,329,864	(4,224,443)	7,916,007	(15,021,286)
Increase (decrease) in net assets from operations	$ 1,749,102	$ (2,659,612)	$ 3,259,383	$ (706,824)	$ 2,267,005	$ 21,592,763	$ 550,434
Distributions declared to shareholders —							
From net investment income	$ (2,377,758)	$ (4,883)	$ (5,541,581)	$ (2,709,057)	$ (2,238,156)	$ (31,085,513)	$ (31,322,565)
From net realized gain on investments and foreign currency transactions	—	—	(959,983)	—	(5,382,594)	—	—
Total distributions declared to shareholders	$ (2,377,758)	$ (4,883)	$ (6,501,564)	$ (2,709,057)	$ (7,620,750)	$ (31,085,513)	$ (31,322,565)
Net increase (decrease) in net assets from series share transactions	$ 7,487,245	$ 6,562,472	$ 3,626,261	$ (5,873,145)	$ 2,200,413	$ 6,969,050	$ 23,719,715
Total increase (decrease) in net assets	$ 6,858,589	$ 3,897,977	$ 384,080	$ (9,289,026)	$ (3,153,332)	$ (2,523,700)	$ (7,052,416)
Net assets —							
At beginning of period	52,141,409	38,138,916	125,073,683	74,318,111	107,099,401	510,759,918	355,099,988
At end of period	$58,999,998	$42,036,893	$125,457,763	$65,029,085	$103,946,069	$508,236,218	$348,047,572
Accumulated undistributed net investment income (loss) included in net assets at end of period	$ 1,894,698	$ (139,847)	$ 1,965,557	$ 1,622,720	$ 1,930,103	$ 16,833,243	$ 16,737,564

Increase (decrease) in net assets: From operations —	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Net investment income	$ 1,417,133	$ 12,153,725	$ 772,367	$ 87,100
Net realized gain (loss) on investments and foreign currency transactions	5,445,975	—	(1,564)	2,842
Net unrealized loss on investments and foreign currency translation	(3,334,715)	—	(364,960)	(18,224)
Increase in net assets from operations	$ 3,528,393	$ 12,153,725	$ 405,843	$ 71,718
Distributions declared to shareholders —				
From net investment income	$ (678,423)	$ (12,153,725)	$ (906,553)	$ (201,885)
From net realized gain on investments and foreign currency transactions	(7,796,721)	—	—	—
Total distributions declared to shareholders	$ (8,475,144)	$ (12,153,725)	$ (906,553)	$ (201,885)
Net increase (decrease) in net assets from series share transactions	$ 8,000,546	$ (93,429,229)	$ 4,386,018	$ (196,957)
Total increase (decrease) in net assets	$ 3,053,795	$ (93,429,229)	$ 3,885,308	$ (327,124)
Net assets:				
At beginning of period	84,568,548	501,914,225	19,682,974	3,060,528
At end of period	$87,622,343	$408,484,996	$23,568,282	$2,733,404
Accumulated undistributed net investment income included in net assets at end of period	$ 1,411,470	$ —	$ 752,850	$ 86,572

See notes to financial statements.

MFS/Sun Life Series Trust
Statements of Changes in Net Assets — Year Ended December 31, 1999

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series	High Yield Series
Increase (decrease) in net assets:							
From operations —							
Net investment income	$ 2,379,650	$ 106,264	$ 2,903,569	$ 3,967,205	$ 2,503,096	$ 31,129,958	$ 31,228,390
Net realized gain (loss) on investments and foreign currency transactions	(1,091,324)	589,178	6,106,437	(1,468,326)	5,637,563	(2,949,200)	(6,020,248)
Net unrealized gain (loss) on investments and foreign currency translation	(1,871,146)	10,583,863	11,117,144	(7,522,969)	270,819	(37,685,474)	(2,256,030)
Increase (decrease) in net assets from operations	$ (582,820)	$11,279,305	$ 20,127,150	$ (5,024,090)	$ 8,411,478	$ (9,504,716)	$ 22,952,112
Distributions declared to shareholders —							
From net investment income	$ (290,409)	$ —	$ (6,365,955)	$ (7,831,468)	$ (3,142,302)	$(24,646,040)	$(28,064,079)
From net realized gain on investments and foreign currency transactions	(165,561)	—	(224,968)	(2,592,542)	(4,453,265)	—	—
In excess of net realized gain on investments and foreign currency transactions	(214)	—	—	(477)	—	—	—
Total distributions declared to shareholders	$ (456,184)	$ —	$ (6,590,923)	$(10,424,487)	$ (7,595,567)	$(24,646,040)	$(28,064,079)
Net increase (decrease) in net assets from series share transactions	$33,585,650	$ 9,740,763	$(15,103,155)	$ (9,453,319)	$ 6,328,108	$ 87,436,686	$ 33,979,598
Total increase (decrease) in net assets	$32,546,646	$21,020,068	$ (1,566,928)	$(24,901,896)	$ 7,144,019	$ 53,285,930	$ 28,867,631
Net assets —							
At beginning of period	19,594,763	17,118,848	126,640,611	99,220,007	99,955,382	457,473,988	326,232,357
At end of period	$52,141,409	$38,138,916	$125,073,683	$ 74,318,111	$107,099,401	$510,759,918	$355,099,988
Accumulated undistributed net investment income (loss) included in net assets at end of period	$ 2,374,228	$ (63,975)	$ 5,451,428	$ 2,613,183	$ 2,090,094	$ 31,084,768	$ 31,248,311

	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Increase (decrease) in net assets:				
From operations —				
Net investment income	$ 717,911	$ 22,202,815	$ 932,763	$ 201,855
Net realized gain (loss) on investments and foreign currency transactions	7,300,440	—	(29,207)	21,136
Net unrealized gain (loss) on investments and foreign currency translation	5,259,241	—	(295,114)	(128,846)
Increase in net assets from operations	$13,277,592	$ 22,202,815	$ 608,442	$ 94,145
Distributions declared to shareholders —				
From net investment income	$ (524,003)	$(22,202,815)	$ (163,605)	$ (207,140)
From net realized gain on investments and foreign currency transactions	(1,761,981)	—	(45,806)	—
In excess of net realized gain on investments and foreign currency transactions	—	—	(62,512)	—
Total distributions declared to shareholders	$(2,285,984)	$(22,202,815)	$ (271,923)	$ (207,140)
Net increase (decrease) in net assets from series share transactions	$(1,833,468)	$ 36,369,299	$11,566,026	$ (299,956)
Total increase (decrease) in net assets	$ 9,158,140	$ 36,369,299	$11,902,545	$ (412,951)
Net assets:				
At beginning of period	75,410,408	465,544,926	7,780,429	3,473,479
At end of period	$84,568,548	$501,914,225	$19,682,974	$3,060,528
Accumulated undistributed net investment income included in net assets at end of period	$ 672,760	$ —	$ 887,036	$ 201,357

See notes to financial statements.

MFS/Sun Life Series Trust

Financial Highlights

	Bond Series		
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	Period Ended December 31, 1998**
Per share data (for a share outstanding throughout each period):			
Net asset value — beginning of period	$10.3556	$10.6897	$10.0000***
Income from investment operations# —			
Net investment income§	$ 0.3601	$ 0.6694	$ 0.3306
Net realized and unrealized gain (loss) on investments and foreign currency	(0.0485)	(0.8527)	0.3591
Total from investment operations	$ 0.3116	$ (0.1833)	$ 0.6897
Less distributions declared to shareholders —			
From net investment income	$ (0.4570)	$ (0.0960)	$ —
From net realized gain on investments and foreign currency transactions	—	(0.0547)	—
In excess of net realized gain on investments and foreign currency transactions	—	(0.0001)	—
Total distributions declared to shareholders	$ (0.4570)	$ (0.1508)	$ —
Net asset value — end of period	$10.2102	$10.3556	$10.6897
Total return‡	3.12%††	(1.69)%	6.90%††
Ratios (to average net assets)/Supplemental data§:			
Expenses##	0.69%†	0.72%	1.03%†
Net investment income	7.02%†	6.37%	4.88%†
Portfolio turnover	157%	267%	161%
Net assets at end of period (000 Omitted)	$ 59,000	$ 52,141	$ 19,595

§The investment adviser voluntarily waived a portion of its fee for the Bond Series for the period indicated. If the fee had been incurred by the series, the net investment income per share and the ratios would have been:

Net investment income	$0.3282
Ratios (to average net assets):	
Expenses##	1.07%†
Net investment income	4.84%†

	Emerging Markets Equity Series				
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Period Ended December 31, 1996*
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period	$11.4210	$ 7.4902	$ 11.0359	$10.0013	$10.0000***
Income from investment operations# —					
Net investment income (loss)§	$ (0.0194)	$ 0.0395	$ 0.0934	$ 0.1638	$ 0.0706
Net realized and unrealized gain (loss) on investments and foreign currency	(0.5395)	3.8913	(3.2974)	0.8773	(0.0693)
Total from investment operations	$ (0.5589)	$ 3.9308	$ (3.2040)	$ 1.0411	$ 0.0013
Less distributions declared to shareholders —					
From net investment income	$ (0.0013)	$ —	$ (0.1362)	$ (0.0065)	$ —
From net realized gain on investments and foreign currency transactions	—	—	(0.0967)	—	—
In excess of net realized gain on investments and foreign currency transactions	—	—	(0.0517)	—	—
From paid-in capital	—	—	(0.0571)	—	—
Total distributions declared to shareholders	$ (0.0013)	$ —	$ (0.3417)	$ (0.0065)	$ —
Net asset value — end of period	$10.8608	$11.4210	$ 7.4902	$11.0359	$10.0013
Total return‡	(4.89)%††	52.47%	(29.98)%	10.46%	0.00%††
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.58%†	1.60%	1.59%	1.07%	1.55%†
Net investment income	(0.00)%†	0.44%	1.03%	1.38%	0.77%†
Portfolio turnover	74%	137%	92%	69%	4%
Net assets at end of period (000 Omitted)	$ 42,037	$ 38,139	$ 17,119	$ 24,181	$ 3,271

§The investment adviser voluntarily waived a portion of its fee for the Emerging Markets Equity Series for certain of the periods indicated. If the fee had been incurred by the series, the net investment income per share and the ratios would have been:

Net investment income (loss)	$ 0.1552	$ (0.0975)
Ratios (to average net assets):		
Expenses##	1.55%	3.38%†
Net investment income (loss)	0.90%	(1.12)%†

†Annualized.
††Not annualized.
*For the period from the commencement of the series' investment operations, June 5, 1996, through December 31, 1996.
**For the period from the commencement of the series' investment operations, May 6, 1998, through December 31, 1998.
***Net asset value on date of commencement of operations.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

	Global Asset Allocation Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$16.1889	$14.4449	$14.5377	$13.7794	$12.2250	$10.0579
Income from investment operations# —						
Net investment income§	$ 0.2647	$ 0.3522	$ 0.4686	$ 0.4412	$ 0.3731	$ 0.4205
Net realized and unrealized gain on investments and foreign currency	0.1248	2.2004	0.5338	1.0178	1.5563	1.7540
Total from investment operations	$ 0.3895	$ 2.5526	$ 1.0024	$ 1.4590	$ 1.9294	$ 2.1745
Less distributions declared to shareholders —						
From net investment income	$ (0.7285)	$ (0.7810)	$ (0.4975)	$ (0.2242)	$ (0.1300)	$ (0.0074)
From net realized gain on investments and foreign currency transactions	(0.1262)	(0.0276)	(0.5977)	(0.4765)	(0.2450)	—
Total distributions declared to shareholders	$ (0.8547)	$ (0.8086)	$ (1.0952)	$ (0.7007)	$ (0.3750)	$ (0.0074)
Net asset value — end of period	$15.7237	$16.1889	$14.4449	$14.5377	$13.7794	$12.2250
Total return‡	2.71%††	18.48%	6.60%	10.87%	16.04%	21.56%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.89%†	0.89%	0.90%	0.92%	0.94%	0.67%
Net investment income	0.03%†	2.44%	3.21%	3.06%	2.84%	3.70%
Portfolio turnover	83%	180%	163%	162%	154%	146%
Net assets at end of period (000 Omitted)	$125,458	$125,074	$126,641	$122,912	$ 77,016	$ 25,863

§The investment adviser voluntarily waived a portion of its fee for the Global Asset Allocation Series for the period indicated. If the fee had been incurred by the series, the net investment income per share and the ratios would have been:

Net investment income	$0.3716
Ratios (to average net assets):	
Expenses##	1.11%
Net investment income	3.27%

	Global Governments Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$10.2660	$12.2271	$10.7247	$11.2582	$12.4866	$11.3769
Income from investment operations# —						
Net investment income	$ 0.2506	$ 0.5001	$ 0.5302	$ 0.5770	$ 0.6882	$ 0.8031
Net realized and unrealized gain (loss) on investments and foreign currency	(0.3461)	(1.1105)	1.1118	(0.6754)	(0.2081)	0.9511
Total from investment operations	$ (0.0955)	$ (0.6104)	$ 1.6420	$ (0.0984)	$ 0.4801	$ 1.7542
Less distributions declared to shareholders —						
From net investment income	$ (0.4160)	$ (1.0140)	$ (0.1396)	$ (0.3742)	$ (1.7085)	$ (0.0058)
From net realized gain on investments and foreign currency transactions	—	(0.3366)	—	(0.0548)	—	(0.6387)
In excess of net realized gain on investments and foreign currency transactions	—	(0.0001)	—	(0.0061)	—	—
Total distributions declared to shareholders	$ (0.4160)	$ (1.3507)	$ (0.1396)	$ (0.4351)	$ (1.7085)	$ (0.6445)
Net asset value — end of period	$ 9.7545	$10.2660	$12.2271	$10.7247	$11.2582	$12.4866
Total return‡	(0.82)%††	(5.18)%	15.46%	(0.76)%	4.66%	15.69%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.92%†	0.90%	0.88%	0.91%	0.90%	0.89%
Net investment income	5.07%†	4.55%	4.75%	5.43%	6.00%	6.67%
Portfolio turnover	97%	176%	315%	344%	390%	329%
Net assets at end of period (000 Omitted)	$ 65,029	$ 74,318	$ 99,220	$110,386	$141,764	$152,487

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust
Financial Highlights — continued

	Global Total Return Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$16.6459	$16.6060	$14.6971	$13.2657	$11.8346	$10.0405
Income from investment operations# —						
Net investment income§	$ 0.3267	$ 0.3916	$ 0.3813	$ 0.3979	$ 0.4131	$ 0.4437
Net realized and unrealized gain on investments and foreign currency	0.0188	0.8992	2.2629	1.3759	1.2480	1.3564
Total from investment operations	$ 0.3455	$ 1.2908	$ 2.6442	$ 1.7738	$ 1.6611	$ 1.8001
Less distributions declared to shareholders —						
From net investment income	$ (0.3655)	$ (0.5175)	$ (0.3201)	$ (0.1756)	$ (0.2300)	$ (0.0060)
From net realized gain on investments and foreign currency transactions	(0.8790)	(0.7334)	(0.4152)	(0.1668)	—	—
Total distributions declared to shareholders	$ (1.2445)	$ (1.2509)	$ (0.7353)	$ (0.3424)	$ (0.2300)	$ (0.0060)
Net asset value — end of period	$15.7469	$16.6459	$16.6060	$14.6971	$13.2657	$11.8346
Total return‡	2.34%††	8.43%	18.37%	13.61%	14.33%	17.89%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.91%†	0.89%	0.93%	1.04%	0.96%	0.77%
Net investment income	4.08%†	2.48%	2.44%	2.85%	3.33%	4.01%
Portfolio turnover	50%	116%	141%	171%	148%	146%
Net assets at end of period (000 Omitted)	$103,946	$107,099	$ 99,955	$ 71,823	$ 37,638	$ 13,786

§The investment adviser voluntarily waived a portion of its fee for the Global Total Return Series for the period indicated. If the fee had been incurred by the series, the net investment income per share and the ratios would have been:

Net investment income						$ 0.3972
Ratios (to average net assets):						
Expenses##						1.19%
Net investment income						3.59%

	Government Securities Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$12.4770	$13.3946	$13.0406	$12.8672	$13.3900	$12.1219
Income from investment operations# —						
Net investment income	$ 0.4092	$ 0.8074	$ 0.7663	$ 0.8109	$ 0.8445	$ 0.8311
Net realized and unrealized gain (loss) on investments and foreign currency	0.0929	(1.0618)	0.3211	0.2490	(0.6620)	1.2183
Total from investment operations	$ 0.5021	$ (0.2544)	$ 1.0874	$ 1.0599	$ 0.1825	$ 2.0494
Less distributions declared to shareholders from net investment income	$ (0.7931)	$ (0.6632)	$ (0.7334)	$ (0.8865)	$ (0.7053)	$ (0.7813)
Net asset value — end of period	$12.1860	$12.4770	$13.3946	$13.0406	$12.8672	$13.3900
Total return‡	4.25%††	(1.88)%	8.70%	8.72%	1.65%	17.66%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.62%†	0.61%	0.62%	0.63%	0.63%	0.63%
Net investment income	6.59%†	6.30%	5.82%	6.38%	6.60%	6.59%
Portfolio turnover	40%	83%	107%	182%	57%	80%
Net assets at end of period (000 Omitted)	$508,236	$510,760	$457,474	$387,732	$383,107	$368,848

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust
Financial Highlights — continued

	High Yield Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$ 9.0162	$ 9.1635	$ 9.7108	$ 9.2131	$ 8.9222	$ 8.1860
Income from investment operations# —						
Net investment income	$ 0.4263	$ 0.8314	$ 0.8380	$ 0.8206	$ 0.8012	$ 0.7891
Net realized and unrealized gain (loss) on investments and foreign currency	(0.4139)	(0.2067)	(0.7526)	0.3319	0.2131	0.5494
Total from investment operations	$ 0.0124	$ 0.6247	$ 0.0854	$ 1.1525	$ 1.0143	$ 1.3385
Less distributions declared to shareholders from net investment income	$ (0.8363)	$ (0.7720)	$ (0.6327)	$ (0.6548)	$ (0.7234)	$ (0.6023)
Net asset value — end of period	$ 8.1923	$ 9.0162	$ 9.1635	$ 9.7108	$ 9.2131	$ 8.9222
Total return‡	0.05%††	6.92%	0.58%	13.24%	12.12%	16.93%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.82%†	0.83%	0.82%	0.84%	0.84%	0.87%
Net investment income	9.72%†	9.10%	8.78%	8.70%	9.01%	9.17%
Portfolio turnover	31%	86%	135%	130%	88%	66%
Net assets at end of period (000 Omitted)	$348,048	$355,100	$326,232	$275,207	$196,498	$153,800

	International Growth and Income Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				Period Ended December 31, 1995*
		1999	1998	1997	1996	
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$14.9736	$13.1854	$11.1722	$10.6247	$10.1282	$10.0000**
Income from investment operations# —						
Net investment income§	$ 0.2378	$ 0.1236	$ 0.0983	$ 0.1356	$ 0.2326	$ 0.0295
Net realized and unrealized gain on investments and foreign currency	0.2653	2.0769	2.3104	0.5497	0.2639	0.0987
Total from investment operations	$ 0.5031	$ 2.2005	$ 2.4087	$ 0.6853	$ 0.4965	$ 0.1282
Less distributions declared to shareholders —						
From net investment income	$ (0.1186)	$ (0.0945)	$ (0.1160)	$ (0.1124)	$ —	$ —
From net realized gain on investments and foreign currency transactions	(1.3630)	(0.3178)	(0.2795)	(0.0254)	—	—
Total distributions declared to shareholders	$ (1.4816)	$ (0.4123)	$ (0.3955)	$ (0.1378)	$ —	$ —
Net asset value — end of period	$13.9951	$14.9736	$13.1854	$11.1722	$10.6247	$10.1282
Total return‡	3.83%††	17.20%	21.68%	6.53%	4.84%	1.30%††
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.21%†	1.16%	1.16%	1.22%	0.97%	1.50%†
Net investment income	3.36%†	0.96%	0.79%	1.24%	2.21%	1.64%†
Portfolio turnover	37%	103%	54%	194%	51%	—
Net assets at end of period (000 Omitted)	$ 87,622	$ 84,569	$ 75,410	$ 51,368	$ 35,710	$ 7,179

§The investment adviser voluntarily waived a portion of its fee for the International Growth and Income Series for certain of the periods indicated. If the fee had been incurred by the series, the net investment income per share and the ratios would have been:

	1996	1995
Net investment income	$ 0.2101	$ 0.0119
Ratios (to average net assets):		
Expenses##	1.16%	2.48%†
Net investment income	2.02%	0.66%†

†Annualized.
††Not annualized.
*For the period from the commencement of the series' investment operations, October 2, 1995, through December 31, 1995.
**Net asset value on date of commencement of operations.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust
Financial Highlights — continued

	Money Market Series					
	Six Months Ended June 30, 2000 (Unaudited)	Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$ 1.000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Income from investment operations# —						
Net investment income	$ 0.0274	$ 0.0457	$ 0.0494	$ 0.0495	$ 0.0483	$ 0.0520
Less distributions declared to shareholders from net investment income	$ (0.0274)	$ (0.0457)	$ (0.0494)	$ (0.0495)	$ (0.0483)	$ (0.0520)
Net asset value — end of period	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000	$ 1.0000
Total return‡	5.54%†	4.66%	5.02%	5.06%	4.95%	5.44%
Ratios (to average net assets)/Supplemental data:						
Expenses##	0.57%†	0.57%	0.56%	0.57%	0.56%	0.59%
Net investment income	5.48%†	4.57%	4.94%	4.94%	4.82%	5.30%
Net assets at end of period (000 Omitted)	$408,485	$501,914	$465,545	$340,060	$409,165	$282,754

	Strategic Income Series		
	Six Months Ended June 30, 2000 (Unaudited)	Year ended December 31, 1999	Period ended December 31, 1998*
Per share data (for a share outstanding throughout each period):			
Net asset value — beginning of period	$10.2537	$10.0439	$10.0000**
Income from investment operations# —			
Net investment income§	$ 0.3708	$ 0.6998	$ 0.4206
Net realized and unrealized loss on investments and foreign currency	(0.2080)	(0.2490)	(0.3767)
Total from investment operations	$ 0.1628	$ 0.4508	$ 0.0439
Less distributions declared to shareholders —			
From net investment income	$ (0.4335)	$ (0.1450)	$ —
From net realized gain on investments and foreign currency transactions	—	(0.0406)	—
In excess of net realized gain on investments and foreign currency transactions	—	(0.0554)	—
Total distributions declared to shareholders	$ (0.4335)	$ (0.2410)	$ —
Net asset value — end of period	$ 9.9830	$10.2537	$10.0439
Total return‡	1.65%††	4.61%	0.40%††
Ratios (to average net assets)/Supplemental data§:			
Expenses##	1.01†	1.08%	1.29%†
Net investment income	7.36%†	6.90%	6.52%†
Portfolio turnover	82%	150%	182%
Net assets at end of period (000 Omitted)	$ 23,568	$ 19,683	$ 7,780

§The investment adviser voluntarily waived a portion of its fee for the Strategic Income Series for the period indicated. If the fee had been incurred by the series, the net investment income per share and the ratios would have been:

Net investment income			$ 0.4122
Ratios (to average net assets):			
Expenses##			1.42%†
Net investment income			6.41%†

†Annualized.
††Not annualized.
 *For the period from the commencement of the series' investment operations, May 6, 1998, through December 31, 1998.
 **Net asset value on date of commencement of operations.
 #Per share data are based on average shares outstanding.
 ##Ratios do not reflect expense reductions from certain expense offset arrangements.
 ‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.). Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

MFS/Sun Life Series Trust
Financial Highlights — continued

	Six Months Ended June 30, 2000 (Unaudited)	Zero Coupon Series, Portfolio 2000 Year Ended December 31,				
		1999	1998	1997	1996	1995
Per share data (for a share outstanding throughout each period):						
Net asset value — beginning of period	$ 8.6311	$ 8.9692	$ 8.9096	$ 8.8822	$ 9.0619	$ 7.9573
Income from investment operations# —						
Net investment income§	$ 0.2615	$ 0.5475	$ 0.5225	$ 0.4949	$ 0.2094	$ 0.4340
Net realized and unrealized gain (loss) on investments	(0.0416)	(0.2904)	0.0960	0.0896	(0.0528)	1.1038
Total from investment operations	$ 0.2199	$ 0.2571	$ 0.6185	$ 0.5845	$ 0.1566	$ 1.5378
Less distributions declared to shareholders from net investment income	$(0.6476)	$(0.5952)	$(0.5589)	$(0.5571)	$(0.3363)	$(0.4332)
Net asset value — end of period	$ 8.2034	$ 8.6311	$ 8.9692	$ 8.9096	$ 8.8822	$ 9.0619
Total return‡	2.70%††	2.87%	7.28%	6.98%	1.91%	19.88%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.53%†	0.53%	0.53%	0.54%	0.53%	0.52%
Net investment income	6.18%†	6.28%	5.88%	5.71%	5.23%	5.18%
Portfolio turnover	15%	0%	0%	0%	2%	27%
Net assets at end of period (000 Omitted)	$ 2,733	$ 3,061	$ 3,473	$ 3,614	$ 4,337	$ 4,616

§The investment adviser voluntarily agreed to maintain expenses of Zero Coupon Series, Portfolio 2000 at not more than 0.50% of average daily net assets for the periods indicated. To the extent actual expenses were over/under this limitation, the net investment income per share and the ratios would have been:

Net investment income	$ 0.2466	$ 0.5323	$ 0.4879	$ 0.4728	$ 0.2045	$ —
Ratios (to average net assets):						
Expenses##	0.88%†	0.71%	0.92%	0.80%	0.62%	—
Net investment income	5.83%†	6.11%	5.49%	5.38%	5.08%	—

†Annualized.
††Not annualized.
 #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
 ‡The total return information shown above does not reflect expenses that apply to the separate accounts established by Sun Life of Canada (U.S.) and Sun Life (N.Y.).
  Inclusion of these charges would reduce the total return figures for all periods shown.

See notes to financial statements.

(1) Business and Organization

The trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company consisting of twenty-eight separate series (the series) of shares: Bond Series*, Capital Appreciation Series, Capital Opportunities Series, Emerging Growth Series, Emerging Markets Equity Series*, Equity Income Series, Global Asset Allocation Series*, Global Governments Series*, Global Growth Series, Global Total Return Series*, Government Securities Series*, High Yield Series*, International Growth Series, International Growth and Income Series*, Managed Sectors Series, Massachusetts Investors Growth Stock Series, Massachusetts Investors Trust Series, Money Market Series*, New Discovery Series, Research Series, Research Growth and Income Series, Research International Series, Strategic Growth Series, Strategic Income Series*, Technology Series, Total Return Series, Utilities Series, and Zero Coupon Series, Portfolio 2000*. The Global Asset Allocation Series, Global Governments Series, Global Growth Series, Global Total Return Series, High Yield Series, Managed Sectors Series, Strategic Income Series, and Utilities Series are non-diversified as that term is defined in the Investment Company Act of 1940, as amended. The shares of each series are sold only to variable accounts established by Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York to fund benefits under variable contracts issued by such companies.

The series denoted with an asterisk above are included within these financial statements.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain series of the trust can invest in foreign securities. Investments in foreign securities are vulnerable to the effects of changes in the relative values of the local currency and the U.S. dollar and to the effects of changes in each country's legal, political, and economic environment.

Investment Valuations – Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues and forward contracts, are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Money market instruments are valued at amortized cost, which the Trustees have determined in good faith approximates market value. The trust's use of amortized cost is subject to the trust's compliance with certain conditions as specified under Rule 2a-7 of the Investment Company Act of 1940. Equity securities listed on securities exchanges or reported through the NASDAQ system are reported at market value using last sale prices. Unlisted equity securities or listed equity securities for which last sale prices are not available are reported at market value using last quoted bid prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Futures contracts and options listed on commodities exchanges are reported at market value using closing settlement prices. Over-the-counter options on securities are valued by brokers. Over-the-counter currency options are valued through the use of a pricing model which takes into account foreign currency exchange spot and forward rates, implied volatility, and short-term repurchase rates. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Trustees.

Repurchase Agreements – Certain series of the trust may enter into repurchase agreements with institutions that the trust's investment adviser has determined are creditworthy. Each repurchase agreement is recorded at cost. Such series require that the securities collateral in a repurchase transaction be transferred to the custodian in a manner sufficient to enable the series to obtain those securities in the event of a default under the repurchase agreement. The series monitors, on a daily basis, the value of the collateral to ensure that its value, including accrued interest, is greater than amounts owed to the series under each such repurchase agreement. Certain series of the trust, along with other affiliated entities of Massachusetts Financial Services Company (MFS), may utilize a joint trading account for the purpose of entering into one or more repurchase agreements.

Foreign Currency Translation – Investment valuations, other assets, and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates. Purchases and sales of foreign investments, income, and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions. Gains and losses attributable to foreign currency exchange rates on sales of securities are recorded for financial statement purposes as net realized gains and losses on investments. Gains and losses attributable to foreign exchange rate movements on income and expenses are recorded for financial statement purposes as foreign currency transaction gains and losses. That portion of both realized and unrealized gains and losses on investments that results from fluctuations in foreign currency exchange rates is not separately disclosed.

Written Options – Certain series of the trust may write call or put options in exchange for a premium. The premium is initially recorded as a liability which is subsequently adjusted to the current value of the option contract. When a written option expires, the series realizes a gain equal to the amount of the premium received. When a written call option is exercised or closed, the premium received is offset against the proceeds to determine the realized gain or loss. When a written put option is exercised, the premium reduces the cost basis of the security purchased by the series. The series, as writer of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and, as a result, bears the market risk of an unfavorable change in the price of the securities underlying the written option. In general, written call options may serve as a partial hedge against decreases in value in the underlying securities to the extent of the premium received. Written options may also be used as part of an income producing strategy reflecting the view of the series' management on the direction of interest rates.

Futures Contracts – Certain series of the trust may enter into futures contracts for the delayed delivery of securities or currency, or contracts based on financial indices at a fixed price on a future date. In entering such contracts, the series is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the series each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the series. The series' investment in futures contracts is designed to hedge against anticipated future changes in interest or exchange rates or securities prices. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Investments in currency futures for purposes other than hedging may be made to change the series' relative position in one or more currencies without buying and selling portfolio assets. Investments in equity index contracts or contracts on related options for purposes other than hedging, may be made when the series has cash on hand and wishes to participate in anticipated market appreciation while the cash is being invested. Should interest or exchange rates or securities prices move unexpectedly, the series may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Security Loans – State Street Bank and Trust Company ("State Street") and Chase Manhattan Bank ("Chase"), as lending agents, may loan the securities of the series to certain qualified institutions (the "Borrowers") approved by the series. The loans are collateralized at all times by cash and/or U.S. Treasury securities in an amount at least equal to the market value of the securities loaned. State Street and Chase provide the series with indemnification against Borrower default. The series bears the risk of loss with respect to the investment of cash collateral.

Cash collateral is invested in short-term securities. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the series and the lending agent. On loans collateralized by U.S. Treasury securities, a fee is received from the Borrower, and is allocated between the series and the lending agent. Income from securities lending is included in interest income on the Statement of Operations. The dividend and interest income earned on the securities loaned is accounted for in the same manner as other dividend and interest income.

At June 30, 2000, the value of securities loaned and the collateral on these loans were as follows:

	Emerging Markets Equity Series	Global Asset Allocation Series	Global Total Return Series	International Growth and Income Series
Value of Securities Loaned	$6,523,520	$6,358,872	$3,772,957	$7,416,160
Collateralized by:				
U.S. Treasury securities	—	274,402	—	217,515
Cash	$6,588,913	6,123,075	3,891,959	7,264,731

Cash collateral listed above was invested in the following short-term obligations:

Issuer	Emerging Markets Equity Series		Global Asset Allocation Series	
	Shares	Amortized Cost and Value	Shares	Amortized Cost and Value
Navigator Securities Lending Prime Portfolio	6,588,913	$6,588,913	6,123,075	$6,123,075

Issuer	Global Total Return Series		International Growth and Income Series	
	Shares	Amortized Cost and Value	Shares	Amortized Cost and Value
Navigator Securities Lending Prime Portfolio	1,130,545	$1,130,545	7,264,731	$7,264,731
Salomon Smith Barney, Inc., 7.13%, due 7/3/00	2,761,414	2,761,414	—	—
Total Amortized Cost and Value	3,891,959	$3,891,959	7,264,731	$7,264,731

Forward Foreign Currency Exchange Contracts – Certain series of the trust may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. The series may enter into forward contracts for hedging purposes as well as for non-hedging purposes. For hedging purposes, the series may enter into contracts to deliver or receive foreign currency it will receive from or require for its normal investment activities. The series may also use contracts in a manner intended to protect foreign currency-denominated securities from declines in value due to unfavorable exchange rate movements. For non-hedging purposes, the series may enter into contracts with the intent of changing the relative exposure of the series' portfolio of securities to different currencies to take advantage of anticipated changes. The forward foreign currency exchange contracts are adjusted by the daily exchange rate of the underlying currency and any gains or losses are recorded as unrealized until the contract settlement date. On contract settlement date, the gains or losses are recorded as realized gains or losses on foreign currency transactions.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All discount is accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Dividends received in cash are recorded on the ex-dividend date. Dividend and interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date. Certain series of the trust use the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Some securities may be purchased on a "when-issued" or "forward delivery" basis, which means that the securities will be delivered to the series at a future date, usually beyond customary settlement time.

Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly – The series' custody fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the series. This amount is shown as a reduction of total expenses on the Statement of Operations.

Tax Matters and Distributions – Each series' policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its net taxable income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided.

Distributions to shareholders are recorded on the ex-dividend date. The trust distinguishes between distributions on a tax basis and a financial reporting basis and only distributions in excess of tax basis earnings and profits are reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or net realized gains.

Realized gain is reported net of any foreign capital gains tax in the Statements of Operations.

At December 31, 1999, the following series, for federal income tax purposes, had a capital loss carryforward which may be applied against any net taxable realized gains of each succeeding year until the earlier of its utilization or expiration.

	Total Carryover	Expiration 2002	2003	2004	2005	2006	2007
Bond Series	$ 888,249	$ —	$ —	$ —	$ —	$ —	$ 888,249
Emerging Markets Equity Series	3,957,395	—	—	—	—	3,957,395	—
Global Governments Series	2,327,152	—	—	—	—	—	2,327,152
Government Securities Series	9,704,006	2,746,862	78,697	1,721,078	2,450,444	—	2,706,925
High Yield Series	14,645,825	701,562	2,157,902	—	—	5,630,168	6,156,193
Money Market Series	671	141	—	530	—	—	—
Strategic Income Series	61,969	—	—	—	—	—	61,969
Zero Coupon Series, Portfolio 2000	4,064	—	279	3,785	—	—	—

(3) Transactions with Affiliates

In Investment Adviser – The trust has an investment advisory agreement with Massachusetts Financial Services Company (MFS) to provide overall investment advisory and administrative services, and general office facilities. The management fee is computed daily and paid monthly at an annual rate based on a percentage of each series' average daily net assets. The agreements also provide that certain series will be reimbursed for operating expenses and other expenses in excess of the expense limitation indicated below, calculated based on the average daily net assets of the series for the fiscal year. Management fees and expense limitations, respectively, are as follows:

	Management Fee	Total Expense Limitations
Bond Series	0.60%	N/A
Emerging Markets Equity Series	1.25%	N/A
Global Asset Allocation Series	0.75%*	N/A
Global Governments Series	0.75%*	1.25%
Global Total Return Series	0.75%*	N/A
Government Securities Series	0.55%	1.25%
High Yield Series	0.75%	1.25%
International Growth and Income Series	0.975%*	N/A
Money Market Series	0.50%	0.60%
Strategic Income Series	0.75%	N/A
Zero Coupon Series, Portfolio 2000	0.25%	0.50%**

*The management fee for the Global Asset Allocation Series, Global Governments Series, and Global Total Return Series is 0.75% of the first $300 million of average daily net assets of each of the series and 0.675% of the average daily net assets of each series in excess of $300 million. The management fee for the International Growth and Income Series is reduced to 0.925% of the average daily net assets in excess of $500 million.
**Sun Life, not MFS, bears these expenses.

Notes to Financial Statements (Unaudited) — continued

Each series pays no compensation directly to its Trustees who are officers of the investment adviser or Sun Life Assurance Company of Canada (U.S.), all of whom receive remuneration for their services to the series from MFS or Sun Life Assurance Company of Canada. Certain officers and Trustees of the series are officers or directors of MFS or Sun Life Assurance Company of Canada.

Administrator – Each series has an administrative services agreement with MFS to provide the series with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each series incurs an administrative fee at the following annual percentages of the series' average daily net assets:

First $2 billion	0.0175%
Next $2.5 billion	0.0130%
Next $2.5 billion	0.0005%
In excess of $7 billion	0.0000%

(4) Portfolio Securities
Purchases and sales of investments, other than purchased option transactions and short-term obligations, were as follows:

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series
Purchases					
U.S. government securities	$51,355,082	$ —	$26,879,429	$35,044,792	$26,211,190
Investments (non-U.S. government securities)	$35,415,139	$34,289,178	$69,889,684	$15,368,135	$22,321,463
Sales					
U.S. government securities	$49,011,866	$ —	$16,250,474	$39,384,636	$20,531,243
Investments (non-U.S. government securities)	$32,397,081	$29,807,967	$79,276,734	$20,668,423	$28,670,371

	Government Securities Series	High Yield Series	International Growth and Income Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Purchases					
U.S. government securities	$201,139,873	$ —	$ —	$8,470,056	$397,140
Investments (non-U.S. government securities)	$ —	$100,770,724	$31,155,056	$9,947,173	$ —
Sales					
U.S. government securities	$230,026,716	$ —	$ —	$6,786,685	$994,310
Investments (non-U.S. government securities)	$ 96,064	$100,355,507	$29,516,933	$6,413,010	$ —

Purchases and sales of investments for Money Market Series which consist solely of short-term obligations, amounted to $10,136,209,953 and $10,248,483,000, respectively, excluding repurchase agreements.

The cost and unrealized appreciation and depreciation in the value of the investments owned by each series, as computed on a federal income tax basis, are as follows:

	Bond Series	Emerging Markets Equity Series	Global Asset Allocation Series	Global Governments Series	Global Total Return Series	Government Securities Series
Aggregate cost	$59,829,276	$40,449,678	$115,162,487	$66,383,855	$94,257,634	$514,766,530
Gross unrealized appreciation	$ 317,340	$ 5,127,042	$ 14,857,836	$ 777,656	$14,888,125	$ 2,649,506
Gross unrealized depreciation	$(1,541,708)	$(4,402,083)	$ (5,153,324)	$(1,481,437)	$(4,684,975)	$(14,830,391)
Net unrealized appreciation (depreciation)	$(1,224,368)	$ 724,959	$ 9,704,512	$ (703,781)	$10,203,150	$(12,180,885)

	High Yield Series	International Growth and Income Series	Money Market Series	Strategic Income Series	Zero Coupon Series, Portfolio 2000
Aggregate cost	$373,598,376	$73,686,903	$406,038,290	$24,053,206	$2,524,848
Gross unrealized appreciation	$ 7,549,898	$16,326,525	$ —	$ 218,342	$ 11,674
Gross unrealized depreciation	$(37,220,075)	$(3,671,218)	$ —	$ (958,948)	$ —
Net unrealized appreciation (depreciation)	$(29,670,177)	$12,655,307	$ —	$ (740,606)	$ 11,674

Notes to Financial Statements (Unaudited) — continued

(5) Shares of Beneficial Interest

The series' Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in trust shares were as follows:

Bond Series				
	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	1,332,155	$13,706,819	4,076,452	$42,704,401
Shares issued to shareholders in reinvestment of distributions	240,907	2,377,758	43,529	456,184
Shares reacquired	(829,583)	(8,597,332)	(917,951)	(9,574,935)
Net increase	743,479	$ 7,487,245	3,202,030	$33,585,650

Emerging Markets Equity Series				
	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	1,592,929	$ 18,764,258	2,571,338	$ 23,808,271
Shares issued to shareholders in reinvestment of distributions	481	4,883	—	—
Shares reacquired	(1,062,262)	(12,206,669)	(1,517,462)	(14,067,508)
Net increase	531,148	$ 6,562,472	1,053,876	$ 9,740,763

Global Asset Allocation Series				
	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	395,690	$ 6,307,449	563,283	$ 8,244,781
Shares issued to shareholders in reinvestment of distributions	434,887	6,501,564	468,438	6,590,923
Shares reacquired	(577,598)	(9,182,752)	(2,072,999)	(29,938,859)
Net increase (decrease)	252,979	$ 3,626,261	(1,041,278)	$(15,103,155)

Global Governments Series				
	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	490,074	$ 4,858,989	779,078	$ 8,706,210
Shares issued to shareholders in reinvestment of distributions	291,297	2,709,337	988,124	10,424,487
Shares reacquired	(1,354,038)	(13,441,471)	(2,642,719)	(28,584,016)
Net decrease	(572,667)	$ (5,873,145)	(875,517)	$ (9,453,319)

Global Total Return Series				
	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	290,384	$ 4,657,698	1,042,248	$ 16,414,536
Shares issued to shareholders in reinvestment of distributions	501,695	7,620,750	495,794	7,595,567
Shares reacquired	(625,006)	(10,078,035)	(1,123,290)	(17,681,995)
Net increase	167,073	$ 2,200,413	414,752	$ 6,328,108

Government Securities Series				
	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	5,740,574	$ 71,128,015	14,835,504	$ 190,413,088
Shares issued to shareholders in reinvestment of distributions	2,636,600	31,085,513	1,962,264	24,646,040
Shares reacquired	(7,606,844)	(95,244,478)	(10,015,273)	(127,622,442)
Net increase	770,330	$ 6,969,050	6,782,495	$ 87,436,686

Notes to Financial Statements (Unaudited) — continued

High Yield Series

	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	6,394,040	$ 55,797,585	16,691,615	$ 152,336,515
Shares issued to shareholders in reinvestment of distributions	3,815,172	31,322,565	3,118,231	28,064,079
Shares reacquired	(7,109,186)	(63,400,435)	(16,026,334)	(146,420,996)
Net increase	3,100,026	$ 23,719,715	3,783,512	$ 33,979,598

International Growth and Income Series

	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	3,136,526	$ 44,716,390	7,929,665	$ 102,719,640
Shares issued to shareholders in reinvestment of distributions	635,318	8,475,144	180,996	2,285,984
Shares reacquired	(3,158,774)	(45,190,988)	(8,182,035)	(106,839,092)
Net increase (decrease)	613,070	$ 8,000,546	(71,374)	$ (1,833,468)

Money Market Series

	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	401,530,304	$ 401,530,304	768,753,754	$ 768,753,754
Shares issued to shareholders in reinvestment of distributions	12,153,725	12,153,725	22,202,815	22,202,815
Shares reacquired	(507,113,258)	(507,113,258)	(754,587,270)	(754,587,270)
Net increase (decrease)	(93,429,229)	$ (93,429,229)	36,369,299	$ 36,369,299

Strategic Income Series

	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	742,249	$ 7,513,409	1,368,577	$13,823,676
Shares issued to shareholders in reinvestment of distributions	94,139	906,553	26,738	271,923
Shares reacquired	(395,141)	(4,033,944)	(250,353)	(2,529,573)
Net increase	441,247	$ 4,386,018	1,144,962	$11,566,026

Zero Coupon Series, Portfolio 2000

	Six Months Ended June 30, 2000 (Unaudited)		Year Ended December 31, 1999	
	Shares	Amount	Shares	Amount
Shares sold	8,211	$ 68,761	22,205	$ 194,375
Shares issued to shareholders in reinvestment of distributions	24,801	201,885	24,543	207,140
Shares reacquired	(54,358)	(467,603)	(79,422)	(701,471)
Net decrease	(21,346)	$(196,957)	(32,674)	$(299,956)

Notes to Financial Statements (Unaudited) — continued

(6) Line of Credit

The trust and other affiliated funds participate in a $1.1 billion unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made for temporary financing needs. Interest is charged to each series, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to each series for the six months ended June 30, 2000, was as follows:

	Commitment Fee
Bond Series	$ 192
Emerging Markets Equity Series	124
Global Asset Allocation Series	367
Global Governments Series	172
Global Total Return Series	312
Government Securities Series	1,614
High Yield Series	1,304
International Growth and Income Series	287
Money Market Series	1,246
Strategic Income Series	66
Zero Coupon Series, Portfolio 2000	9

The trust had no significant borrowings during the period.

(7) Financial Instruments

Certain series of the trust trade financial instruments with off-balance-sheet risk in the normal course of its investing activities in order to manage exposure to market risks such as interest rates and foreign currency exchange rates. These financial instruments include written options, forward foreign currency exchange contracts, and futures contracts. The notional or contractual amounts of these instruments represent the investment the series has in particular classes of financial instruments and does not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Written Option Transactions — Global Asset Allocation Series

	Number of Contracts	Premiums
Outstanding, beginning of period	4	$ 225,163
Options written	18	1,328,680
Options terminated in closing transactions	(7)	(851,378)
Options exercised	(3)	(215,717)
Options expired	(4)	(83,115)
Outstanding, end of period	8	$ 403,633

At June 30, 2000, the series had sufficient cash and/or securities at least equal to the value of the written options.

Written Option Transactions — Global Governments Series

	Number of Contracts	Premiums
Outstanding, beginning of period	5	$ 338,517
Options written	12	738,007
Options terminated in closing transactions	(7)	(784,674)
Options exercised	(2)	(72,495)
Options expired	(4)	(44,527)
Outstanding, end of period	4	$ 174,828

At June 30, 2000, the series had sufficient cash and/or securities at least equal to the value of the written options.

Written Option Transactions — Global Total Return Series

	Number of Contracts	Premiums
Outstanding, beginning of period	1	$ 30,494
Options written	2	30,396
Options terminated in closing transactions	(2)	(47,889)
Outstanding, end of period	1	$ 13,001

At June 30, 2000, the series had sufficient cash and/or securities at least equal to the value of the written options.

Notes to Financial Statements (Unaudited) — continued

Written Option Transactions — Strategic Income Series

	Number of Contracts	Premiums
Outstanding, beginning of period	4	$ 28,454
Options written	18	217,559
Options terminated in closing transactions	(7)	(136,445)
Options exercised	(3)	(28,583)
Options expired	(4)	(13,941)
Outstanding, end of period	8	$ 67,044

At June 30, 2000, the series had sufficient cash and/or securities at least equal to the value of the written options.

Forward Foreign Currency Exchange Contracts

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Global Asset Allocation Series	Sales	09/13/00	AUD	854,567	$ 505,792	$ 511,436	$ (5,644)
		06/05/01	BRL	7,648,223	3,876,939	3,921,316	(44,377)
		09/13/00	DKK	547,438	70,212	70,259	(47)
		09/13/00	EUR	5,086,763	4,875,205	4,876,482	(1,277)
		09/13/00	GRD	311,056,291	880,307	879,906	401
		07/24/00 – 09/13/00	JPY	295,011,306	2,829,920	2,800,071	29,849
		07/31/00	MXN	12,298,800	1,233,540	1,239,331	(5,791)
		09/13/00	SEK	22,628,827	2,618,320	2,580,634	37,686
		10/05/00	VEB	2,677,779,212	3,681,640	3,820,179	(138,539)
					$20,571,875	$20,699,614	$(127,739)
	Purchases	06/05/01	BRL	7,648,223	$ 3,807,928	$ 3,921,316	$ 113,388
		09/13/00	JPY	210,830,422	2,029,724	2,012,939	(16,785)
		09/13/00	NZD	154,968	72,840	72,637	(203)
		10/05/00	VEB	2,677,779,212	3,762,247	3,820,179	57,932
					$ 9,672,739	$ 9,827,071	$ 154,332

At June 30, 2000, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $4,215 with Merrill Lynch and a net payable of $53,477 with First Boston and $51,931 with Deutsche Bank.

At June 30, 2000, the series had sufficient cash and/or securities to cover any commitments under these contracts.

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Global Governments Series	Sales	06/05/01	BRL	2,581,411	$ 1,308,535	$ 1,323,513	$(14,978)
		09/13/00	CAD	1,934,984	1,309,190	1,310,141	(951)
		09/13/00	DKK	12,622,319	1,618,869	1,619,955	(1,086)
		09/13/00	EUR	114,055	107,311	109,340	(2,029)
		09/13/00	GRD	423,775,395	1,204,729	1,198,762	5,967
		07/24/00	JPY	102,066,149	982,161	965,845	16,316
		09/13/00	SEK	833,878	96,486	95,097	1,389
		10/05/00	VEB	1,416,264,465	1,947,201	2,020,474	(73,273)
					$ 8,574,482	$ 8,643,127	$(68,645)
	Purchases	09/13/00	AUD	1,338,648	$ 792,306	$ 801,146	$ 8,840
		06/05/01	BRL	2,581,411	1,285,243	1,323,513	38,270
		09/13/00	EUR	8,276,310	7,940,821	7,934,175	(6,646)
		09/13/00	JPY	133,094,671	1,288,341	1,270,744	(17,597)
		09/13/00	NZD	49,890	23,450	23,385	(65)
		10/05/00	VEB	1,416,264,465	1,989,834	2,020,474	30,640
					$13,319,995	$13,373,437	$ 53,442

At June 30, 2000, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $1,921 with Merrill Lynch and a net payable of $6,627 with Deutsche Bank.

At June 30, 2000, the series had sufficient cash and/or securities to cover any commitments under these contracts.

Notes to Financial Statements (Unaudited) — continued

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Global Total Return Series	Sales	09/13/00	AUD	346,685	$ 205,193	$ 208,064	$ (2,871)
		09/13/00	CAD	1,229,388	831,791	832,842	(1,051)
		09/13/00	DKK	12,898,187	1,654,250	1,651,691	2,559
		09/13/00	EUR	2,255,759	2,161,942	2,157,219	4,723
		09/13/00	GRD	375,306,757	1,066,940	1,059,694	7,246
		09/13/00	NZD	303,317	142,570	141,653	917
		09/13/00	SEK	5,561,252	643,477	635,670	7,807
					$6,706,163	$6,686,833	$ 19,330
	Purchases	09/13/00	EUR	1,105,179	$1,066,939	$1,056,900	$(10,039)

At June 30, 2000, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $2,159 with Deutsche Bank and a net payable of $8,161 with Merrill Lynch.

At June 30, 2000, the series had sufficient cash and/or securities to cover any commitments under these contracts.

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
High Yield Series	Sales	09/13/00	EUR	1,600,368	$1,533,808	$1,534,210	$(402)

At June 30, 2000, the series had sufficient cash and/or securities to cover any commitments under these contracts.

Series	Transaction	Settlement Date		Contracts to Deliver/Receive	In Exchange For	Contracts at Value	Net Unrealized Appreciation (Depreciation)
Strategic Income Series	Sales	09/13/00	AUD	426,572	$ 252,475	$ 255,292	$ (2,817)
		06/05/01	BRL	1,433,150	726,474	734,790	(8,316)
		09/13/00	GRD	266,992,265	755,603	755,259	344
		07/24/00 – 09/13/00	JPY	53,404,140	512,287	506,877	5,410
		07/31/00	MXN	1,554,339	155,294	156,628	(1,334)
		10/05/00	VEB	444,125,974	610,622	633,600	(22,978)
					$3,012,755	$3,042,446	$(29,691)
	Purchases	06/05/01	BRL	1,433,150	$ 713,543	$ 734,790	$ 21,247
		07/03/00 – 09/13/00	EUR	2,053,033	1,964,451	1,967,408	2,957
		09/13/00	JPY	63,383,803	611,492	605,167	(6,325)
		09/13/00	NZD	32,292	15,178	15,136	(42)
		09/13/00	SEK	10,896	1,261	1,243	(18)
		10/05/00	VEB	444,125,974	623,992	633,600	9,608
					$3,929,917	$3,957,344	$ 27,427

At June 30, 2000, forward foreign currency purchases and sales under master netting agreements excluded above amounted to a net receivable of $4,086 with Merrill Lynch and a net payable of $11,520 with Deutsche Bank and $7,931 with First Boston.

At June 30, 2000, the series had sufficient cash and/or securities to cover any commitments under these contracts.

Futures Contracts — Global Asset Allocation Series

Description	Expiration	Contracts	Position	Unrealized Appreciation (Depreciation)
Nikkei 225	09/07/00	120	Long	$ 190,563
DAX Index	09/15/00	5	Short	51,972
FTSE 100	09/15/00	90	Short	260,716
CAC 40 Index	09/15/00	13	Short	6,734
Japanese Government Bonds	09/20/00	5	Long	24,668
S & P 500 Barra Value Index Futures.	09/14/00	41	Long	(364,186)
S & P 500 Barra Growth Index Futures	09/14/00	29	Short	(267,745)
				$ (97,278)

At June 30, 2000, the series had sufficient cash and/or securities to cover any margin requirements under these contracts.

(8) Restricted Securities

Each series of the trust may invest not more than a certain amount of its net assets in securities which are subject to legal or contractual restrictions on resale. Such restrictions range between 0% and 15% of the series' net assets.

At June 30, 2000, the High Yield Series owned the following restricted securities, excluding securities issued under Rule 144A, constituting 0.3% of net assets which may not be publicly sold without registration under the Securities Act of 1933. The series does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith, at fair value, by the Trustees.

Series	Description	Date of Acquisition	Principal/Share Amount	Cost	Value
High Yield Series	Airplane Pass-Through Trust, 10.875s, 2019	03/13/96	691,390	$ 691,390	$ 561,678
	Atlantic Gulf Communities Corp.	09/25/95	30	—	2
	Merrill Lynch Mortgage Investors, Inc., 8.434s, 2022	06/22/97	500,000	346,563	477,656
				$1,037,953	$1,039,336

(9) Significant Events

Zero Coupon Series, Portfolio 2000 will liquidate its assets on November 15, 2000.

This MFS®/Sun Life Series Trust Semiannual Report is prepared for the general information of contract owners. It is authorized for distribution to prospective investors only when preceded or accompanied by the current prospectus.

MFS®/Sun Life Series Trust
500 Boylston Street, Boston, MA 02116-3741

SUN-3A 8/00 280.6M